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08004853

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Southern Petrochemical Industries Corp Ltd

*CURRENT ADDRESS

**FORMER NAME


PROCESSED
SEP 15 2008
THOMSON REUTERS

**NEW ADDRESS

FILE NO. 82- 03581

FISCAL YEAR 3-31-08

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐

SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: [signature]

DAT : 9/11/08



37th

ANNUAL REPORT 2008

SPIC
Nourishing growth

Southern Petrochemical Industries Corporation Limited

SPIC
Nourishing growth

Southern Petrochemical Industries Corporation Limited

Board of Directors

Dr A C Muthiah	Chairman
Ashwin C Muthiah	Vice Chairman
Kumar Jayant, IAS	Director
M F Farooqui, IAS	Director
Surjit K Chaudhary, IAS	Director
N R Krishnan	Director
M Jayasankar	Director
Jawahar Vadivelu	Director
K Natarajan	Director

Secretary

N Ramakrishnan

Auditors

Fraser & Ross
Chartered Accountants, Chennai

Bankers

Indian Bank	Dena Bank	State Bank of Patiala
Canara Bank	Tamilnad Mercantile Bank Limited	The Bank of Rajasthan Limited
State Bank of Bikaner and Jaipur	Central Bank of India	State Bank of Travancore

Registered Office

73 Armenian Street, Chennai 600 001

Principal Office

SPIC House, 88 Mount Road
Guindy, Chennai 600 032
Voice: +91.44.22350245
Fax: +91.44.22352163
Email: spiccorp@spic.co.in
Corporate website: www.spic.in

CONTENTS

SPIC Nourishing growth

SOUTHERN PETROCHEMICAL INDUSTRIES CORPORATION LIMITED

Registered Office: 73 Armenian Street, Chennai - 600 001.
Principal Office: SPIC House, 88 Mount Road, Guindy, Chennai - 600 032.

NOTICE

NOTICE is hereby given that the **THIRTY-SEVENTH ANNUAL GENERAL MEETING** of the Members of Southern Petrochemical Industries Corporation Limited will be held on Thursday, 25 September 2008 at 3.15 P.M. at Rajah Annamalai Hall, Chennai - 600 108, to transact the following business:

ORDINARY BUSINESS

1. To receive, consider and adopt the audited Balance Sheet of the Company as at 31 March 2008 and the Profit and Loss Account for the year ended on that date and the Reports of the Directors and Auditors thereon.
2. To elect a Director in place of Thiru Jawahar Vadivelu, who retires by rotation and, being eligible, offers himself for re-election.
3. To appoint Auditors and fix their remuneration. Fraser & Ross, the retiring Auditors are eligible for re-appointment.

SPECIAL BUSINESS

4. To consider and if thought fit, to pass, with or without modification, the following resolution as an ORDINARY RESOLUTION:

   "RESOLVED THAT Thiru M Jayasankar, whose period of office shall be liable to determination by retirement of Directors by rotation, be and is hereby appointed a Director of the Company."

5. To consider and if thought fit, to pass, with or without modification, the following resolution as an ORDINARY RESOLUTION:

   "RESOLVED THAT in furtherance of the resolution passed by the Members of the Company at the 36th Annual General Meeting held on 10 April 2007, re-appointing Fraser & Ross, Chartered Accountants as Auditors of the Company, to hold office from the conclusion of the 36th Annual General Meeting till the conclusion of the 37th Annual General Meeting, on a remuneration of Rs.25 lacs plus service tax as applicable and reimbursement of out-of-pocket expenses incurred, approval of the Members be and is hereby further accorded, consequent to extension of the Company's financial year, 1 October 2006 to 30 September 2007, by six months viz, up to 31 March 2008, for payment of an additional sum of Rs. 12,50,000/- (Rupees twelve lac fifty thousand only), as remuneration, plus service tax as applicable and reimbursement of out-of-pocket expenses incurred, to Fraser & Ross, Chartered Accountants, for audit of the financial accounts of the Company relating to the said extended period."

(By Order of the Board)
For SOUTHERN PETROCHEMICAL
INDUSTRIES CORPORATION LTD.

Place : Chennai
Date : 21 August 2008

N RAMAKRISHNAN
Secretary

NOTES:

1. **A MEMBER ENTITLED TO ATTEND AND VOTE AT THE MEETING IS ENTITLED TO APPOINT A PROXY TO ATTEND AND ON A POLL, TO VOTE INSTEAD OF HIMSELF AND THE PROXY NEED NOT BE A MEMBER OF THE COMPANY. THE INSTRUMENT APPOINTING THE PROXY TO BE VALID SHALL BE DEPOSITED AT THE REGISTERED/PRINCIPAL OFFICE OF THE COMPANY NOT LATER THAN FORTY-EIGHT HOURS BEFORE THE TIME FIXED FOR HOLDING THE MEETING.**
2. Explanatory Statement of material facts pursuant to Article 76 of the Articles of Association read with Section 173(2) of the Companies Act, 1956, for Item Nos.4 and 5 of the Notice is annexed hereto.
3. The Register of Members and the Share Transfer Register of the Company will remain closed from Thursday, 11 September 2008 to Thursday, 25 September 2008 (both days inclusive).
4. Members/Proxies should bring the Attendance Slip duly filled in for attending the Meeting. For shares held in dematerialised form, the Depository Participant (DP) ID and Client ID numbers should be indicated in the Attendance Slip.
5. For shares held in physical form, any change in address/other details may be intimated immediately to the **Registrar and Transfer Agents viz, Cameo Corporate Services Limited, "Subramanian Building", 1 Club House Road, Chennai - 600 002** by quoting the Folio Number(s). For shares held in demat form, change in address/other details may be intimated directly to the Member's DP.
6. As per the requirements of Section 205A of the Companies Act, 1956, the Company has transferred unclaimed dividends up to 1993-94 to the General Revenue Account of the Central Government and in respect of 1994-95 to 1999-2000 to the Investor Education and Protection Fund constituted by the Central Government. In respect of the amounts remaining in the Unpaid Dividend Account for 2000-01, the Company would transfer the same, at the expiry of seven years, by mid-October 2008 to the aforesaid Fund. Upon such transfer, a Member shall have no claim against the Fund or the Company regarding his unpaid dividend. **Members are therefore requested to promptly lodge their claims for unpaid dividend, if any, in respect of 2000-01 with the Registrar and Transfer Agents or the Company, on or before 27 September 2008.**
7. The Company's Equity Shares are listed on the National Stock Exchange. Annual listing fee has been paid to the said Exchange in time.
8. MEMBERS HOLDING SHARES IN PHYSICAL FORM ARE ENCOURAGED TO NOMINATE A PERSON TO WHOM THEIR SHAREHOLDING IN THE COMPANY SHALL VEST IN THE EVENT OF DEMISE. Nomination forms will be sent to the Members on request by the Registrar and Transfer Agents.

Annexure to Notice

Details of the Directors seeking re-election/appointment at the 37th Annual General Meeting vide Item Nos. 2 and 4 of the Notice dated 21 August 2008

[Pursuant to Clause 49(IV)(G) of the Listing Agreement]

The resume in brief/other details of the Directors, whose re-election/ appointment is for the consideration of the Members at the ensuing 37th Annual General Meeting, are furnished hereunder:

Thiru Jawahar Vadivelu

Thiru Jawahar Vadivelu, 43, holds Master of Business Administration degrees from the Graduate School of Business, University of Chicago, U.S.A. and the Asian Institute of Management, Philippines. Thiru Jawahar has also done a programme in Investment Banking at the London Business School, U.K. He has rich experience in a broad spectrum of financial services.

Thiru Jawahar Vadivelu is the Chairman of Cameo Corporate Services Ltd, Navia Markets Ltd, Cameo Wealth Management Services Private Ltd and Maplewood Financial Services Private Ltd. He is also a Director of National Trust Housing Finance Ltd, ACM Medical Foundation and ACM Educational Foundation.

Thiru Jawahar Vadivelu also holds positions in Board-Committees, as a Member of the Audit Committees of the Company and of National Trust Housing Finance Ltd.

Thiru Jawahar Vadivelu does not hold any shares of the Company.

Thiru M Jayasankar

Thiru M Jayasankar, 72, a chemical engineer, was the President (Managing Director) of Tuticorin Alkali Chemicals and Fertilisers Limited (TAC) for eight years till his superannuation in 1999. Prior to the assignment with TAC, he was with Tata Chemicals Ltd, for 15 years. Thiru Jayasankar is presently a project consultant in the soda ash and allied chemical fields.

Thiru Jayasankar is a Director of Tuticorin Alkali Chemicals and Fertilisers Ltd, Vibrant Specialty Chemicals Ltd and Kamakshi Lamipack Private Ltd.

Thiru Jayasankar also holds positions in various Board-Committees. He is a member of the Shareholders'/Investors' Grievance Committees of the Company and of Tuticorin Alkali Chemicals and Fertilisers Ltd, and of the Audit Committees of the Company and of Tuticorin Alkali Chemicals and Fertilisers Ltd.

Thiru Jayasankar holds 650 equity shares of the Company.

EXPLANATORY STATEMENT

PURSUANT TO SECTION 173(2) OF THE COMPANIES ACT, 1956, READ WITH ARTICLE 76 OF THE ARTICLES OF ASSOCIATION OF THE COMPANY

The following Explanatory Statement sets out the material facts referred to in Item Nos.4 and 5 of the Notice convening the 37th Annual General Meeting:

Item No. 4

Thiru M Jayasankar was appointed an Additional Director of the Company by the Board of Directors at the Meeting held on 30 April 2007.

As per the provisions of Section 260 of the Companies Act, 1956, read with Article 106 of the Articles of Association of the Company, Thiru M Jayasankar will hold office up to the date of this Annual General Meeting. Notice proposing his candidature for appointment as Director under Section 257 of the Companies Act, 1956, together with the requisite deposit has been received from a Member.

The Board commends the election of Thiru M Jayasankar as Director of the Company for the approval of Members.

Memorandum of Interest

Except Thiru M Jayasankar, none of the Directors of the Company is interested in this resolution.

Item No. 5

At the 36th Annual General Meeting of the Members of the Company held on 10 April 2007, Fraser & Ross, Chartered Accountants, were re-appointed Auditors of the Company to hold office from the conclusion of the said Annual General Meeting till the conclusion of the 37th Annual General Meeting on a remuneration of Rs.25 lacs plus service tax as applicable and reimbursement of out-of-pocket expenses incurred.

Consequent to, and arising from, the extension of the Company's financial year, 1 October 2006 to 30 September 2007, by six months viz, up to 31 March 2008, an additional sum of Rs.12.50 lacs is to be paid to the Auditors, as remuneration, plus service tax as applicable and reimbursement of out-of-pocket expenses incurred, for the work performed by them in auditing the Company's financial accounts relating to the extended period of the financial year.

The Board commends the resolution for the approval of Members.

Memorandum of Interest

None of the Directors of the Company is interested in the aforesaid resolution.

(By Order of the Board)
For SOUTHERN PETROCHEMICAL INDUSTRIES CORPORATION LTD.

Place : Chennai
Date : 21 August 2008

N RAMAKRISHNAN
Secretary

Financial Performance Summary

Particulars	SPIC Consolidated			SPIC Standalone		
	2008 USD Million (18 months)	2008 Rs in lac (18 months)	2006 Rs in lac (18 months)	2008 USD Million (18 months)	2008 Rs in lac (18 months)	2006 Rs in lac (18 months)
Total Income	648.95	259384.57	421769.03	389.21	155565.67	333219.26
PBDIT	17.93	7166.77	16621.00	(13.97)	(5585.07)	(779.14)
Interest	99.20	39650.22	31250.06	95.66	38234.81	29911.49
Depreciation	50.51	20190.48	15207.60	31.50	12590.48	8257.01
Profit Before Tax (PBT)	(131.78)	(52673.93)	(29836.66)	(141.13)	(56410.36)	(38947.64)
Tax	4.27	1708.43	740.30	0.68	272.05	134.94
Profit After Tax (PAT)	(136.06)	(54382.36)	(30576.96)	(141.81)	(56682.41)	(39082.58)
Equity share capital	30.13	12044.82	12044.82	30.13	12044.82	12044.82
Reserves and surplus	80.79	32292.14	35347.46	59.47	23770.87	23770.87
Gross fixed assets	945.91	378081.39	387728.58	676.51	270402.53	276210.11
Net fixed assets	464.90	185819.09	201646.68	330.48	132094.40	143260.47
Total assets	1658.62	662949.25	537548.06	725.41	289946.44	249998.36

As on 31 March 2008, 1 USD = Rs.39.97

DIRECTORS' REPORT

Your Directors present their 37th Annual Report together with the audited statement of accounts of the Company for the 18-month period ended 31 March 2008.

OPERATING RESULTS

(Rupees in crore)

	2006-2008 (18 months)	2005-2006 (18 months)
Sales and services	1477.50	3274.29
Other income	78.16	57.90
Total income	1555.66	3332.19
Manufacturing and other costs	1611.50	3339.98
Profit before interest, depreciation and tax	(55.85)	(7.79)
Interest	382.35	299.11
Depreciation	125.90	82.57
Total expenditure	2119.76	3721.66
Profit/(loss) before tax	(564.10)	(389.48)
Provision for tax	2.72	1.35
Profit/(loss) after tax	(566.82)	(390.83)

SPIC operates its business in four divisions:

1. The **Fertilizer** Division manufactures fertilizers and fertilizer intermediates.
2. The **Pharmaceuticals** Division manufactures Penicillin-G Potassium (fermentation-based), active pharmaceutical ingredients (APIs), finished dosage products, industrial enzymes and plant-based nutraceuticals.
3. The **Engineering/Construction Services** Division offers specialized and extra high voltage transmission line construction, railway electrification, operation and maintenance and related engineering services.
4. The **Agri-business** Division offers products for sustainable agricultural development with a global footprint—tissue culture plants, hybrid seeds, bio-fertilizers, bio-pest control agents for eco-friendly crop production.

SPIC's strategic investments *inter alia* in subsidiaries and joint ventures are as follows:

Indo-Jordan Chemicals Company Limited, Jordan

Manufacture of phosphoric acid, sulphuric acid

SPIC Fertilizers and Chemicals FZE, Dubai

Manufacture of ammonia, urea

SPIC Petrochemicals Limited, India

Manufacture of polyester filament yarn (PFY), purified terephthalic acid (PTA)

Ind-Ital Chemicals Limited, India

Manufacture of synthetic resins, both liquid and powder, used in automotive, abrasives, railway brake blocks, paints and inks

Orchard Microsystems Limited, India

IC design

Tamilnadu Petroproducts Limited, India

Manufacture of linear alkyl benzene (LAB); epichlorohydrin (ECH); heavy alkalyte; caustic soda; chlorine; hydrochloric acid; ammonium chloride; sodium hypochlorite

Technip India Limited, India

Global engineering, procurement and construction (EPC) services for refinery, oil and gas, petrochemical, chemical, fertilizer, power, environmental and pharmaceutical industries

EDAC Engineering Limited, India

Electro-mechanical erection works for power, petrochemical and industrial plants. Fabrication of structural, piping, ducting, tanks, vessels, non-pressure components and windmill towers, used in power, petrochemical and infrastructure sectors. Deputation of specialized manpower to overseas project sites

Tuticorin Alkali Chemicals and Fertilisers Limited, India

Manufacture of soda ash, ammonium chloride, sodium bicarbonate, ammonium bicarbonate and bio-products

Manali Petrochemical Limited, India

Manufacture of propylene oxide, propylene glycol, polyols

SPEL Semiconductor Limited, India

Turnkey wafer sort; IC assembly; test sub-contracting

OPERATIONS

Fertilizer Division

The Fertilizer Division produced 257,701 metric tonnes (MT) of urea and 220,902 MT of phosphatic fertilizers during the 18-month period ended 31 March 2008. Sale of urea and phosphatic fertilizers were 263,590 MT and 224,188 MT respectively.

The production and sales performance of the Fertilizer Division for the period under review as compared with performance during the previous three financial years, is as follows:

Product	Category	2003-04	2004-05	2005-06 (18 months)	2006-08 (18 months)
Urea	Production	621,078	678,810	983,207	257,701
	Sales	635,727	661,434	1,008,237	263,590
DAP	Production	313,062	369,525	519,618	193,905
	Sales	316,096	369,717	519,246	194,405
Complex Fertilizer	Production	11,508	34,656	14,805	26,997
	Sales	14,259	32,172	14,275	29,783
ALF_3	Production	4,008	3,411	6,566	6,132
	Sales	3,045	5,905	6,524	6,234
Gypsum	Sales	4,57,850	5,57,565	9,59,801	3,17,054

Due to constraints of working capital, urea production remains suspended since April 2007.

Some of the Fertilizer Division's operational achievements during 2006-08 were:

- Aluminium flouride plant capacity was augmented to produce 25 MT/day and a record monthly production of 738.24 MT was achieved during September 2007.
- Environmental clearance has been obtained from the Ministry of Environment & Forests, Government of India, for the enhanced production capacities of urea, di-ammonium phosphate (DAP) and aluminium fluoride at our fertilizer complex.
- Despite shut down, the plant and machineries are maintained in good condition.

- Technical studies on plant's fuel and feed switch over to natural gas (NG) are being carried out.

Market scene

The performance of the Fertilizer Division, as Indian agriculture, depends to a large extent on the monsoon. The major cropping seasons in India are the *kharif* and *rabi*. The *kharif* season is during the south-west monsoon, between June and September, in the rain-fed and irrigated parts. The *rabi* season is during the north-east monsoon, between October and December, when agricultural activity shifts to the irrigated parts.

The monsoons during the period were more or less normal except the north-east monsoon 2007, which was exceptionally good. Tamilnadu, Andhra Pradesh and Karnataka received copious rains, which ensured recharge of the water table.

Awards won by Fertilizer Division in 2006-08

- Fertilizer Association of India award for *Best environmental protection in 2006-07; SPIC's NP/NPK fertilizer plant* was the best among India's fertilizer units.
- "International Safety Award for the year 2006" was received in 2007 from the British Safety Council, UK, for the 28th consecutive year.

Fertilizer industry scenario

India is the third largest producer and consumer of chemical fertilizers and accounts for about 13% of total global consumption. Indian fertilizer industry's growth and development is directly linked to the performance of the agricultural sector. There has been an uneven growth in consumption in the past few years as the same is directly related to monsoon; however, the growth in consumption of total nutrients during 2007-08 has been estimated at 22.59 million MT (MMT) as against 22.04 MMT during 2006-07. Consumption of Nitrogen (N) marginally increased to 14.51 MMT from 14.05 MMT, whereas consumption of Phosphatics (P_2O_5) marginally declined to 5.47 MMT from 5.66 MMT. Potash (P) consumption registered a growth of 2.61 MMT from 2.33 MMT. Lower consumption of P_2O_5 was mainly attributable to inadequate availability.

While the consumption is in increasing trend, production has not increased to the required level. In fact, production of N and P at 10.902 MMT and 3.709 MMT during 2007-08 showed a decline of 5.4% and 16.5% respectively over the production achieved in 2006-07.

The gap between the demand and indigenous production is met out of imports; urea import was high at 6.93 MMT during the current year as against 4.72 MMT during the previous year; DAP and muriate of potash (MoP) imports were at 2.72 MMT and 4.42 MMT respectively during the year as against 2.88 MMT and 3.45 MMT respectively imported during the previous year.

Steep increase in import of fertilizers and its intermediates by the country as well as surging global demand for fertilizers for the bio-fuel segment pushed up fertilizer price manifold. To illustrate, in just over twelve months, the price of urea has increased from USD 328/MT to USD 840/MT, DAP, from USD 395/MT to USD 1268/MT and phosphoric acid, from USD 560/MT to USD 2300/MT. Despite such a steep price rise in the international market, the farm gate price has remained static since 2002, which has resulted in the fertilizer subsidy bill burgeoning to over Rs.1 lac crores during 2007-08.

Lag in reimbursement of input-cost escalation

There has been an average increase of 40% in the price of petroleum inputs in the last 18 months. The spiraling input cost has strained the working capital of fertilizer companies. This is due to the fact that reimbursement of input-cost escalation by the Government is made after a lag of more than twelve months. This will require significant additional working capital and place enormous strain on the profitability of fertilizer manufacturing companies.

New Pricing Scheme Stage-III

The Government has approved the New Pricing Scheme (NPS) Stage-III for urea units in the country. The scheme is effective from 1 October 2006 to 31 March 2010. The NPS Stage-III has been formulated keeping in view the recommendations of the Working Group on Urea Policy set up under the chairmanship of Dr Y K Alagh.

Under the NPS Stage-III, all the non-gas based urea units have to switch over to natural gas/liquefied natural gas (NG/LNG) within three years. Units not so converted within three years will be reimbursed concession only on the basis of the Import Parity Price (IPP) of urea. The Company has completed the technical feasibility for such feedstock conversion from naphtha to NG. The Company has initiated discussions with the prospective suppliers of NG for a long-term supply agreement. The Company is also actively pursuing the option of putting up a floating storage-cum-regasification unit (FSRU) through a competent agency, as a stopgap arrangement till such time NG is made available to the unit.

New Urea Investment Policy

The Government has recently approved the new Urea Investment Policy governing the revamp/expansion of existing units (brown-field units)/ setting up of new units (green-field units) and price recognition in respect of urea produced after such expansion/creation of new capacity.

- The new Policy provides *inter alia* that the additional urea from the revamp of existing units would be recognized at 85% of the IPP with the floor and ceiling price of USD 250/MT and USD 425/MT respectively.
- Urea from expansion of existing units (investments of more than Rs.3,000 crores) would be recognized at 90% of the IPP with the floor and ceiling price of USD 250/MT and USD 425/MT respectively.
- Price of urea from green-field units will be recognized through a bidding route with percentage discount over the IPP and with an appropriate floor and ceiling price, which will be worked out by the Department of Fertilizers, Government of India, based on prevailing gas prices.
- Coal gasification based urea projects would be treated at par with a brown-field or green-field project.
- Joint venture projects abroad will be encouraged through firm off-take contracts for a maximum quantity of 5 MMT, with pricing decided on the basis of prevailing market conditions and in mutual consultation with the joint venture company in accordance with the pricing principle recommended by Prof. Abhijit Sen Committee.

Pharmaceuticals Division

SPIC's Pharmaceuticals Division consists of four strategic sub-divisions, namely, Penicillin-G (Pen-G), active pharmaceutical ingredients (APIs), formulations and industrial enzymes.

In Pen-G business, production was 2,833 MMU in 2006-08 (18-month period) as against 2,961 MMU in 2005-06 (18-month period). Sales were

2,863 MMU during the period under review as against 3,103 MMU in 2005-06. The industry was subjected to a roller coaster ride during the period under review with the demand-supply and pricing of Pen-G fluctuating wildly, at levels never witnessed before. While international prices of Pen-G, till January 2007, hovered around USD 6.30 to 6.50 per BU (Billion Units) CIF, it rapidly doubled and almost tripled to USD 18.50 per BU, by April 2007. However, by mid-October 2007, prices started heading south, as rapidly as it had scaled the peak, to touch a bottom of USD 7 by January 2008, only to again rebound to USD 15 by March 2008. In line with the above trend, the unit's performance significantly improved during the period under review and sales realization was better than in the previous financial year, 2005-06 despite lower production and sales.

A significant jump in exports to 275 MMU was achieved during the year under review as against 87 MMU in 2005-06. Further market expansion is planned in the USA and Canadian markets in the coming years.

To beneficially tap and exploit the buoyant market conditions, it is proposed to invest further in technology to stabilize/exploit existing Pen-G strain and outsource and adopt new strain, de-bottleneck downstream process and upgrade utilities and accessories.

Further, a few niche products, with Pen-G as the raw material, like D-Penicillamine, Benzathine Penicillin, Procaine Penicillin, Penicillin-G Sodium, Bacampicillin and Penamicillin are also being planned for initiation/commercialization in the near future.

In **API business**, the generic drugs segment has emerged as a very promising market. SPIC Pharma was able to put up a stable and consistent performance during the period under review with substantial improvement in products, yields and costs, leading to higher contribution. The unit was able to forge good business relationships with some of the reputed players in this segment. New products like Morantal Tartrate, Pentosan Polysulfate, Topiramate, Venlaflaxine and Irbesartan were developed through in-house R&D (DSIR-accredited) and were commercialized. Trading opportunity was established in Omeprazole.

The unit has identified excellent business opportunities in some of the niche products like D-Penicillamine, Ipriflavone, Risedronate Sodium and Pentosan Polysulfate. The unit is gearing itself to cater to the low-volume, high-value segments backed by such niche products and is further pursuing opportunities in CRAMS (contract research and manufacturing services).

It is proposed to upgrade, modernize and augment the R&D facility and the API Plant to cater to the expanding market segment and aim for higher accreditations like current good manufacturing practice (cGMP), certificate of suitability (CoS) etc.

In **Formulation business**, the unit was able to secure and execute good export orders for its anti-histaminic products (syrups), anti-TB products, aerosol sprays etc, to African and Asian markets during the period under review. The unit proposes to concentrate on maximizing exports and make further forays into other overseas markets that offer good business potential in the near future. In addition to re-launching in-house marketing in Tamilnadu, the unit also expects to expand its reach into the other southern markets during the current year.

The unit has also commenced contract-manufacturing services for bulk customers and is looking at expanding the customer and product base.

Having a strong base in Pen-G manufacture, the unit is proposing to set up a Betalactam formulation facility during the current year, to convert Pen-G into semi-synthetic Penicillins (SSPs) and Cephalosporins to tap domestic/overseas markets with an inherent cost advantage.

In **Industrial Enzymes business**, the potential for varied industrial application for enzymes has increased with existing and newer areas of application.

It is proposed to shift the plant from the existing location at Porur to Maraimalainagar, the objective being to synergize biotechnology into biopharmaceuticals, while investing further in technology to stabilize/exploit existing strain for Protease, Amylase and Pectinase and outsource and adopt new strain for Cellulase, Lypase, Phytase, de-bottleneck downstream process, upgrade utilities and accessories etc.

Strategic alliance for marketing/distributing/technical support services has been explored and formalization is on the anvil.

New leads for exports have been established and official launch in South-East Asia, Middle East and China is expected shortly.

The unit expects to strengthen itself and enhance its market share of enzymes for the leather and textile processing industries and poultry feed and supplement industries in the coming years.

Engineering/Construction Services Division

SPIC's Engineering/Construction Services Division (SPIC-SMO) has a long-standing expertise in implementing complex large-scale projects. In 2006-08, SPIC-SMO achieved a turnover of Rs.306.15 crores, an increase of 166% (Rs.184.45 crores in 2005-06) and executed in India and abroad several contracts involving extra-high voltage transmission lines, operation and maintenance, turnaround maintenance, inspection maintenance and repair services and railway electrification works.

Five major transmission line projects and one rural electrification project were successfully completed and commissioned during the year. Presently, three transmission line projects are under execution for Power Grid Corporation of India Ltd (PGCIL) in the regions of Chattisgarh, Madhya Pradesh and Tamil Nadu, and five projects in rural electrification works under the Government of India's Rajiv Gandhi Grameen Vidyutikaran Yojana/Accelerated Power Development and Reform Programme launched under the aegis of the Ministry of Power, Government of India, for PGCIL, in Uttar Pradesh and Rajasthan.

During the current year, SPIC-SMO bagged contracts for a value of Rs.256.68 crores from PGCIL, which include major contracts viz, (1) rural electrification works in Sultanpur, Uttar Pradesh and Jhalawar, Rajasthan under the Government of India's Rajiv Gandhi Grameen Vidyutikaran Yojana scheme for Rs.90.40 crores, (2) supply and construction of Korba–Birsinghpur 400 kV DC transmission lines (231 kms.) in Chattisgarh and Madhya Pradesh for Rs.91.63 crores and (3) supply and construction of Damoh–Bhopal 400 kV DC transmission lines (221 kms.) in Madhya Pradesh for Rs.74.65 crores. The group further bagged contracts for design, supply and construction for a value of Rs.16.58 crores from CORE, Allahabad for railway electrification works in Bhadrachalam, Andhra Pradesh.

PGCIL, in addition to its target of achieving 60,000 circuit kms. of extra high voltage transmission lines before 2012, also has plans to improve rural electrification through accelerated power development programmes and power system strengthening schemes in various states. The Indian Railways also have ambitious plans for electrification of many sections in the next few years. SPIC-SMO has plans to capitalize on these power sector development programmes in order to improve the business avenues.

Agri-business Division

In tissue culture, the thrust was on banana, gerbera and anthurium plants. 3.67 million banana plants (Rs.401.95 lacs), 0.99 million gerbera plants (Rs.256.20 lacs) and 0.04 million anthurium plants (Rs.77.20 lacs) were produced and sold during 2006-08. Total number of plants produced during the period was 4.7 million.

The seeds business achieved a turnover of Rs.1240.09 lacs. During the year, new hybrids in tomato and okra were launched for commercial marketing. It is also planned to deal in Bt. cotton seeds in the near future. Efforts are underway to expand the business in the northern and western states of the country. A foray into seeds export is also planned.

In respect of bio-products, sales of Neemgold, a neem-based bio-pesticide; Biogold, a bio-fertilizer; Cytozyme, a plant growth promoter and Wanis, a plant extract having fungi-static properties, aggregated Rs.613.73 lacs during the year.

SUBSIDIARIES/JOINT VENTURES/INVESTMENTS

Indo-Jordan Chemicals Company Limited, Jordan (IJC)

In 2006, IJC produced 233,090 MT of phosphoric acid, a capacity utilization of 104%. Sales for the year were 235,344 MT. As a result of the higher production and better realization, net profit for the year 2006 was USD 10.27 million.

In 2007, IJC's phosphoric acid production got restricted to 150,010 MT, a capacity utilization of 67%, due to plant equipment problem and unprecedented increase in the price of sulphur, a key raw material. Sale of phosphoric acid was at 148,086 MT. As a result of the lower production and steep increase in the price of raw material, IJC made a cash profit of USD 5.65 million in 2007.

Action has been initiated to make the plant run at full capacity and the rise in price of raw materials (sulphur and rock phosphate) is expected to be compensated by increase in the price of phosphoric acid from April 2008.

SPIC Fertilizers And Chemicals FZE, Dubai (SFC)

SFC's efforts to relocate the project, after securing commitment for firm supplies of gas, are still continuing. The Jebel Ali Free Zones Authority (JAFZA) is also assisting SFC in its efforts to tie-up gas for the project, so that the plant could be completed and advantage taken of the prevailing good international demand for fertilizers. Other options to implement the project are also being examined.

SPIC Petrochemicals Limited (SPIC Petro)

SPIC Petro's project for manufacture of purified terephthalic acid (PTA) and polyester filament yarn (PFY) is presently under revival.

Asset Reconstruction Company (India) Ltd [ARCIL] has acquired the loan facilities/rights of some of the lenders such as ICICI Bank, Bank of Baroda and Dena Bank. Industrial Development Bank of India Ltd has also re-assigned its loan facilities/rights to its Stressed Assets Stabilization Fund [SASF]. ARCIL/SASF together have acquired substantial quantities of debt extended to SPIC Petro.

As part of the revival process and to identify a joint venture partner interested in participation, ARCIL engaged Tata Consulting Engineers [TCE] to do a valuation of SPIC Petro's assets and to establish the sustainable debt level of the project. TCE has completed its study and submitted a report to ARCIL. The report has been quite positive about the value of the assets and the possibility of revival with an appropriate restructuring.

ARCIL had further entrusted the job of preparing the Information Memorandum to YES Bank, who have contacted a number of potential strategic and financial investors to help revive and complete the project.

Once the interest of the investor(s) in participating in the project has been established, ARCIL/YES Bank will proceed to negotiate with the short-listed investor(s). The investor(s) in turn may take some time to complete a due diligence and to finalize the transaction.

SPIC Petro is closely working with ARCIL on this exercise and the progress on the efforts taken has been satisfactory.

With the involvement of the lenders, for the first time, in the project revival, and the efforts taken so far, it is hoped that a new investor will be identified soon to restart the implementation of the PTA-PFY project of SPIC Petro.

Meanwhile, the validity of the license from Mitsui Chemicals, Japan, for the manufacture of PTA has also been extended up to March 2009.

Ind-Ital Chemicals Limited (Ind-Ital)

Ind-Ital's operations remained suspended during the year under review due to persisting labour issues affecting consequently, its operational viability.

Orchard Microsystems Limited (OML)

During the year under review, OML had become the wholly-owned subsidiary of SPIC, consequent to the merger of SPIC Holdings Ltd, the erstwhile holding company of OML, with SPIC, pursuant to the Scheme of Amalgamation sanctioned by the Hon'ble High Court of Judicature at Madras, by its Sanction dated 16 February 2007. During the financial years, 2006-07 and 2007-08, OML reported a cash loss of Rs.0.36 lacs and Rs.0.22 lacs respectively.

Tamilnadu Petroproducts Limited (TPL)

During 2007-08, TPL's epichlorohydrin (ECH) and chlor alkali plants achieved a capacity utilization of 89.7% (97% in 2006-07) and 99.5% (105% in 2006-07) respectively. In LAB business, TPL focused on remunerative sales volume by restricting the plant capacity. The plant on-stream factor was more than 95%. Export of LAB was maintained to have presence in international market.

As the fuel oil costs are soaring, various energy conservation measures have been taken to reduce fuel oil consumption. In LAB business, margins have shrunk due to excess availability of the product and unabated rise in prices of raw materials consequent to rise in crude prices. While energy costs are on a continuous rising trend, the full pass through in domestic prices did not happen due to global ECH prices. Import price is lesser than the domestic production cost. Also, the rupee appreciation coupled with reduced customs duty and FTA import were factors for preference to import. However, TPL was not affected severely as bulk of supply was made to Petroaraldite Private Ltd, in which TPL has a stake holding. As regards chlor alkali, TPL continued its philosophy of producing to the market requirement of caustic lye and caustic flakes. Despite additional capacities being installed in southern parts of India, the market for caustic soda lye and caustic soda flakes did not witness any major variations in price throughout the year.

The financial institutions/banks have re-set interest resulting in additional interest outflow. TPL has been working on infusing long-term funds to increase the working capital requirement consequent to increase in raw material prices. TPL has initiated action for sale of its wind farm. The sale proceed would be used partly for settling long-term debt and the balance for meeting increased working capital requirements.

TPL reported an earnings before depreciation, interest and taxation (EBDITA) of Rs.38.38 crores in 2007-08 (Rs.42.58 crores in 2006-07).

Technip India Limited (TPIL)

TPIL achieved sales of Rs.138.92 crores and a net profit after tax of Rs.20.32 crores in 2007-08 (Rs.115.09 crores and Rs.16.59 crores respectively achieved in 2006-07), registering an increase in revenue of 21% and profit after tax by 22% over the previous year. TPIL declared a dividend of 378.45% on its equity capital for 2007-08 (previous year: 352%).

The significant features of TPIL's performance during 2006-07 and 2007-08 were:

- completion of the largest engineering contract for a LNG (Liquefied Natural Gas) plant in the Middle East for Technip, France, involving 422,000 man-hours, in 2006-07.
- completion of the engineering contract for detailed design engineering for a grass root gas plant at Khursaniah, Saudi Arabia, for Technip, Italy, in 2006-07.
- completion of engineering contract for floating production storage and offloading (FPSO) project in West Africa, for Technip, France, in 2006-07.
- completion of 24,735 engineering man-hours in the Sub-Sea area in 2007-08 (16,000 engineering man-hours, in 2006-07).
- completion of 245,000 engineering man-hours for Dow Chemical Company, USA, a major client, in 2007-08 (200,000 engineering man-hours, in 2006-07).
- execution of major detailed engineering contracts for Yemen LNG Project from YEMGAS FEZO through Technip, France, front-end engineering design (FEED) and detailed engineering for LNG gas project phase 3 & 4 at Qatar, for Technip, France and major contract for produced water re-injection (PWRI) facility in the Ravva oil and gas field for Cairn Energy India, during 2007-08.
- completion of the lump-sum turnkey project (LSTK) for the 4,000 MT ethylene storage terminal at Karaikkal for Chemplast Sanmar Ltd, Chennai, in 2007-08.

The year ahead promises to be a year of growth for TPIL, with diverse projects around the globe.

EDAC Engineering Limited (EDAC)

EDAC was formerly known as SPIC JEL Engineering Construction Ltd. Consequent to acquisition of the entire shareholding *inter alia* of Jurong Engineering Ltd, Singapore, by EDAC Universe Pte. Ltd, Singapore, the company's name was changed as EDAC Engineering Ltd, in October 2007.

During the period between April 2006 and March 2008, EDAC secured major contracts as follows:

- Balance of Plant (BoP) on engineering, procurement and construction (EPC) basis for JSW Energy (Vijayanagar) Ltd, at Toranagallu, Bellary, Karnataka, for Rs.398 crores.
- Complete erection works for 1100 MW power plant for Siemens Power Generation Ltd, at Surat, valued at Rs.18 crores.
- Complete erection works for 5x135 MW power plant for V[illegible]anta Alumina Ltd, at Bhurkhamunda, Jharsuguda, for Rs.47 c[illegible]es.
- Complete erection works for 2x250 MW power plants [illegible] Neyveli Lignite Corporation Ltd at Neyveli, Tamilnadu, for Rs.[illegible]7 crores.

Apart from carrying out field-works, EDAC is involved [illegible] fabrication works for various clients. EDAC's order book positio[illegible] as at end-March 2008 was in excess of Rs.500 crores.

EDAC made a profit of Rs.8.1 crores on a turnover [illegible] Rs.205 crores during 2007-08 as against a profit of Rs.2.87 crores [illegible] a turnover of Rs.88.53 crores during 2006-07.

Tuticorin Alkali Chemicals and Fertilisers Limited (TAC)

For the financial year ended 30 September 2007, TAC produced 38,000 MT of soda ash (86,496 MT in the previous year), 31,895 MT of fertilizer grade ammonium chloride (76,027 MT), 3,479 MT of so[illegible]ium bicarbonate, 878 MT of ammonium bicarbonate, 1,953 MT of amm[illegible]ium chloride (technical and pure grade) and 20,070 MT of captive [illegible]alt.

TAC reported a net loss of Rs.6.01 crores during the ye[illegible] ended 30 September 2007, since the plant was shut down for 20[illegible] [illegible]ys due to non-availability of carbon dioxide (CO_2) apart from 36 [illegible] of shut down for the annual turnaround.

TAC continues to maintain its commitment to environ[illegible] safety by "Zero Liquid Effluent Discharge" through stringent c[illegible] of effluent generation and recycling of liquid effluent.

TAC was accredited with SA 8000:2001 for social [illegible]tability and commitment from the month of March 2007. The safe[illegible]rd of TAC's plant continued to be very good with an achieve[illegible] [illegible]f 3 million accident free man-hours.

During the financial year ended 30 September 2007, T[illegible] [illegible]n 5 awards from the "Centre for Suggestion System Developm[illegible], [illegible] institution based in the U.S.A.

During the half-year, October 2007 to March 20[illegible] [illegible]re was no production in TAC due to non-availability of CO_2, w[illegible] [illegible] one of the main raw materials. About 72.30 MT of textile grade [illegible] [illegible]s produced through the R&D pilot plant.

In order to continue its operations independently, TA[illegible] [illegible]oses to set up a captive CO_2 generation facility, consisting of [illegible] kiln plant supplemented by CO_2 recovery plants from kiln vent [illegible] and boiler flue gases.

Manali Petrochemical Limited (MPL)

During the year 2007-08, MPL achieved a s[illegible] [illegible]rnover of Rs.369.55 crores (Rs.364.33 crores in 2006-07) and [illegible] before tax of Rs.7.47 crores (Rs.22.61 crores in 2006-07) and a profit after tax of Rs.6.01 crores (Rs.14.99 crores in 2006-07).

Production and sale quantities further improved during the year by 2% and 4% respectively. Higher production levels helped MPL to offset the adverse impact of lower selling prices of its products and increase in raw material and fuel oil prices. The fall in selling prices was due to reduction in customs duty and rupee appreciation since selling prices are a function of customs duty and dollar-to-rupee parity, which determine the landed cost of competing imported products. MPL's bio-mass fired captive power plant will be commissioned during 2008-09 and is expected to improve profits.

SPEL Semiconductor Limited (SPEL)

SPEL registered a 75% increase in volume and 35% increase in revenue during 2007-08. SPEL produced 233 million units of integrated circuits (ICs) in 2007-08 (133 million units in 2006-07). Sales increased to Rs.72.85 crores (Rs.53.93 crores in 2006-07). SPEL achieved an impressive net profit of Rs.7.31 crores for fiscal 2007-08 as against Rs.3.91 crores in 2006-07.

The global semiconductor industry, in 2007, achieved a volume growth of 10% and a revenue growth of 4%. The contractor packages volume increased from 43.8 billion units in 2006 to 48.7 billion units in 2007.

Keeping pace with market growth, SPEL has successfully implemented Leadless Moulded Package (LMP) and also enhanced the capacity of its new line. SPEL secured an equipment loan from two of its customers, who were impressed with its level of service, to enhance its new line. SPEL also secured additional funding from Indian Overseas Bank for its expansion.

The share of LMP as percentage of the overall production increased considerably during 2007-08. Total production of LMP during 2007-08 was 33 million, which is 14% of the overall production.

FINANCE

During the 18-month period under review, two of the working capital lending banks, in an effort to recover their alleged dues, filed claims against the Company before the Hon'ble Debts Recovery Tribunal (DRT). Your Company is contesting such claims before the Hon'ble DRT. As the opening of letters of credit by the banks was affected because of the DRT proceedings, the ammonia and urea plants, which were stopped on 27 March 2007 for maintenance could not recommence operations. This had also affected running of the phosphatic plants. With the opening of letters of credit by some banks pursuant to the directions of the Hon'ble DRT, the phosphatic plants could be operated between August 2007 and February 2008. While disposing of the interim application filed by the lead bank against the order dated 3 January 2008 of the Hon'ble DRT, the Hon'ble Debt Recovery Appellate Tribunal (DRAT) directed that the subsidy amount of Rs.186.28 crores be kept in maximum interest earning no-lien account with the lead bank. In compliance with the above direction, the Company is maintaining the said deposit with the lead bank. During the period under review, the annual capacity of the aluminium fluoride plant was enhanced to 25 MT/day and the plant operated at 82% of the capacity almost through the period. The other Divisions of the Company, viz, Pharma, SMO and Agri-business continued their operations throughout the period under report.

During the period under review, the Ministry of Chemicals and Fertilisers, Government of India has disbursed fertilizer subsidy through Bonds, in addition to cash disbursements, to the fertilizer companies, captioned as 'Fertiliser Companies' Government of India Special Bonds'. Your Company received such bonds amounting to Rs.4350.40 lacs, which are tradeable in the market and has accounted the same under current investments.

The accumulated loss as at the end of the period under review has exceeded the net worth of the Company. During the year, the Asset Reconstruction Company (India) Ltd (ARCIL) informed the Company that the financial assistance along with the attendant security interests have been assigned in its favour by certain secured lenders pursuant to Section 5(1) read with Section 6 of the Securitisation and Reconstruction of Financial Assets and Enforcement of Security Interest Act, 2002. Since ARCIL has acquired a significant quantum of assignment rights, the Company is in continuous discussion with ARCIL for restructuring its loan liability to a sustainable level.

The financial statements for the accounting period have been prepared on a *going concern* basis considering the current discussions the Company is having with ARCIL for implementing a suitable restructuring scheme to restructure the debt obligations, which the Company expects to fructify in the near future and also the proposals for improvement in the Company's operations and optimum utilization of the plant capacities.

The Board of Directors, to facilitate the ongoing financial/business restructuring, extended the financial year, 1 October 2006 to 30 September 2007, by six months viz, up to 31 March 2008. Necessary approvals from the Registrar of Companies, Tamilnadu, Chennai, under Section 210(4) of the Companies Act, 1956, for the financial year extension and under Section 166(1) of the Companies Act, 1956, for holding the annual general meeting in September 2008, in respect of the extended financial year ended 31 March 2008, have been obtained.

DIVIDEND

In view of the loss, it has not been possible for your Directors to recommend dividend on the preference and equity share capital of the Company for the 18-month period, 2006-08.

SUBSIDIARY COMPANIES

In terms of the approval granted by the Central Government under Section 212(8) of the Companies Act, 1956, copies of the Balance Sheet, Profit and Loss Account, reports of the Board of Directors, reports of the Auditors and other related information of the subsidiary companies have not been attached with the Balance Sheet of the Company. The Company will make available these documents/details of information to any member of the Company upon request. The consolidated financial statements, presented by the Company pursuant to Accounting Standard AS-21 of the Institute of Chartered Accountants of India, include the financial information of its subsidiaries.

The annual accounts of the subsidiary companies and the related information will be made available to the investors of the holding and subsidiary companies seeking such information. The annual accounts of the subsidiary companies will also be kept for inspection by any investor at the registered/principal office of the Company and that of the subsidiary concerned.

PUBLIC DEPOSITS

As on 31 March 2008, there were no outstanding public deposits and the overdue unclaimed deposits, covering 135 depositors, amounted to Rs.27.33 lacs.

HUMAN RESOURCE DEVELOPMENT

The Company recognizes the crucial role of human resource in realizing corporate objectives.

As part of human resource initiatives, suitable schemes have been introduced during the year to encourage and retain talented employees, in addition to the career progression policy implemented during 2005-06.

In order to upgrade managerial skills, four modules of Management Development Programme were designed and conducted for all managerial personnel in the Company and in the group.

DIRECTORS' RESPONSIBILITY STATEMENT

In accordance with the requirements of Section 217(2AA) of the Companies Act, 1956, the Directors of the Company declare that:

(i) in the preparation of the annual accounts, the applicable accounting standards have been followed along with proper explanation relating to material departures;

(ii) the Directors have selected such accounting policies and applied them consistently and made judgments and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company as at 31 March 2008 and of the loss of the Company for the year ended on that date;

(iii) the Directors have taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 1956, for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities; and

(iv) the Directors have prepared the annual accounts on a *going concern* basis.

AUDITORS

The Company's Auditors, Fraser and Ross, Chartered Accountants, retire at the conclusion of the ensuing Annual General Meeting and are eligible for re-appointment.

As regards the observation of the Auditors in Para 5 (vi) of their report, the Note 7 of Schedule 15-B gives the current status of SPIC Petrochemicals Ltd. (SPIC Petro). SPIC Petro is actively pursuing the option of refinancing the project and commencing the operations of its polyester segment at the earliest. The Company is also parallely exploring the possibilities of identifying a joint venture partner to revive the project. ARCIL has acquired substantial quantum of security interests on the financial assistance extended by certain lenders and the Company is co-ordinating with ARCIL for implementing a suitable restructuring scheme. In view of the above positive developments, the Company is hopeful of implementing the project in the near future.

As regards the observation of the Auditors in Para 5(vii) of their report, on an assessment of the carrying value of the assets of the said company, provision for diminution in value of investment has been made to the extent of Rs.4613.41 lacs. Therefore, the Management is of the view that the carrying value of the investment amounting to Rs.13840.21 lacs (net of provision of Rs.4613.41 l[illegible]) is ultimately realizable, as referred to in Note-8 of Schedule 15-[illegible]

As regards the observation of the Auditors in Para 5 ([illegible]) their report, the Note 3 (a) and (b) of Schedule 15-B provides the [illegible]t status of the Corporate Debt Restructuring (CDR) programme [illegible]quisition of security interests from the lenders by ARCIL. ARCI[illegible] acquired a significant quantum of security interests on the fin[illegible] assistance extended by certain secured lenders pursuant to the [illegible]ons of the Securitisation and Reconstruction of Financial Assets [illegible]nforcement of Security Interest Act, 2002 and the Company [illegible] continuous discussion with ARCIL. In view of the on going [illegible]sions, the Company is hopeful of implementing a suitable rest[illegible]g scheme with lenders after considering the liabilities and th[illegible]viceability. Therefore, the Company is of the opinion that no-ad[illegible] liability will arise on account of non-fulfillment of repayment obli[illegible] under the CDR package.

DIRECTORS

Thiru Jawahar Vadivelu retires by rotation at the ensui[illegible]al General Meeting and, being eligible, offers himself for re-ele[illegible] Director.

Thiru M Jayasankar was appointed a Director effect[illegible] April 2007.

Thiru M G Thirunavukkarasu retired as Finance Dire[illegible] 31 March 2007 on attaining the age of superannuation and re[illegible]as Director effective 1 April 2007.

Industrial Development Bank of India withdrew [illegible]ination of Thiru M R Srinivasan effective 11 April 2007.

Thiru K Gnanadesikan, IAS, Nominee Director of Ta[illegible] Industrial Development Corporation Limited (TIDCO), resi[illegible]s Director effective 30 April 2007.

Dr K U Mada resigned as Director effective 27 Jul[illegible]

Thiru Babu K Verghese retired as Managing Director [illegible] conclusion of his tenure of appointment viz, 30 September 2007 [illegible]esigned as Director effective 1 October 2007.

General Insurance Corporation of India withdrew [illegible]ination of Thiru P C Ghosh effective 26 October 2007.

TIDCO withdrew its nomination of Thiru Shaktikanta [illegible] IAS and in his place, nominated Thiru M F Farooqui, IAS, as [illegible]-rotational Director, effective 19 January 2008.

TIDCO withdrew the nomination of Thiru S Ramasun[illegible] IAS and in his place, nominated Thiru Kumar Jayant, IAS, as [illegible]-rotational Director, effective 30 June 2008.

UTI Asset Management Co. Pvt. Ltd, withdrew t[illegible]ination of Thiru V R Mehta effective 30 June 2008.

The Board places on record its appreciation of the di[illegible]ed service rendered by Thiru Babu K Verghese, Managi[illegible]ector and Thiru M G Thirunavukkarasu, Finance Director, duri[illegible] tenure of service.

The Board also places on record its appreciatio[illegible] the services rendered by Thiruvalargal K Gnanadesikan, IAS, S Ra[illegible]aram, IAS,

Shaktikanta Das, IAS, Dr K U Mada, M R Srinivasan, P C Ghosh and V R Mehta during their tenure as Directors of the Company.

In accordance with Clause 49 of the Listing Agreement, particulars relating to the Directors seeking re-election/appointment at the ensuing Annual General Meeting are furnished in the annexure to the Notice.

CONSERVATION OF ENERGY, TECHNOLOGY ABSORPTION, FOREIGN EXCHANGE EARNINGS AND OUTGO

In terms of Section 217(1)(e) of the Companies Act, 1956, information relating to conservation of energy, technology absorption and foreign exchange earnings and outgo is set out in the annexure forming part of this Report.

PARTICULARS OF EMPLOYEES

A statement giving the particulars as required under Section 217(2A) of the Companies Act, 1956 and the rules framed thereunder is attached hereto and forms part of this Report.

ACKNOWLEDGEMENT

Your Company is grateful for the co-operation and continued support extended by the Department of Fertilizers, Ministry of Chemicals & Fertilisers, Ministry of Agriculture, Ministry of Corporate Affairs and other departments in the Central Government, the Government of Tamilnadu, other State Governments, Tamilnadu Industrial Development Corporation Ltd, Tamil Nadu Electricity Board, financial institutions, banks and foreign institutional investors. The Directors appreciate the dedicated and sincere services rendered by all employees of your Company. The Company's endeavour would be to be worthy of the confidence reposed in it by its stakeholders.

On behalf of the Board

Place : Chennai
Date : 21 August 2008

Dr A C MUTHIAH
Chairman

Particulars required under the Companies (Disclosure of Particulars in the Report of Board of Directors) Rules, 1988, for the year ended 31 March 2008.

A. Conservation of Energy

An Energy Audit group, consisting of senior executives and certified energy auditors, is focusing on various energy saving measures. This group identifies potential areas for improvement, scan the environment for innovative and reliable solutions and implement the same. Efforts are continuously being taken to reduce the energy consumption of the plants. Some of the activities implemented during the year are:

- As part of reduction in green house gas emissions, a biomass based gasifier unit has been installed for drying Di-Ammonium Phosphate (DAP) plant and Aluminium Fluoride (AlF_3) plant. The Company has registered this project for getting carbon credit.
- Off gas vented to atmosphere at urea-end has been routed to one of the fired heaters to reduce naphtha consumption.
- Flash steam produced from high-pressure boiler blow down has been hooked to the MP steam header, which resulted in saving of 2 TPH steam.
- Heat of dilution of sulphuric acid is recovered to generate hot water, substituting 2 TPH of low pressure steam used for the above.
- For diluting sulphuric acid, raw water is b[illegible]ed instead of high quality water and savings of 15M³/hr [illegible] quality water was achieved.
- As part of energy conservation meas[illegible] pumps and compressors' performance are regularly [illegible]ed. Various energy saving technologies like provision of [illegible] speed drive installation, impeller trimming and smoot[illegible] the fluid flow passage with special coatings were impl[illegible].
- In ammonia plant, cooling tower fan mot[illegible] replaced with a higher capacity motor, with increased [illegible]ngle, cooling water temperature got reduced by 0.5°C le[illegible] reduction in steam consumption in condensing type t[illegible]
- In urea plant, smaller capacity DM wat[illegible]y pump was operated instead of higher capacity p[illegible]5 KW) with necessary modifications for pumping ra[illegible]nsate to the polishing unit to conserve electrical ener[illegible]

B. Technology Absorption

As given in Form 'B', attached hereto.

C. Foreign Exchange Earnings and Outgo

Foreign exchange earnings Rs. 4559.59 lac

Foreign exchange outgo Rs. 1295.69 lac

FORM A (See Rule 2)

FORM FOR DISCLOSURE OF PARTICULARS WITH RESPECT TO CONSERVATION OF ENERGY

			Current year 2006-08	Previous year 2005-06
A)	**Power and fuel consumption**			
1)	Electricity			
	a) Purchased			
	Unit	MWH	129231	155853
	Total Amount	Rs in lacs	5727.52	7100.35
	Rate per Unit	Rs/KWH	4.43	4.56
	b) Own Generation			
	i) through Diesel Generator			
	Unit	MWH	93279	48451
	Unit per litre of Diesel oil	KWH/litre	4.04	4.04
	Cost per Unit	Rs/KWH	8.53	4.58
	ii) through Steam turbine/generator			
	Unit	MWH	23731	86290
	Cost per Unit	Rs/KWH	4.99	5.55
2)	Coal (Specify quantity & where used)			
	Quantity	—	—	—
	Total cost	—	—	—
	Average Rate	—	—	—
3)	Furnace oil/LSHS			
	Quantity	MT in lacs	0.686	2.34
	Total cost	Rs in lacs	13212.94	49951.69
	Average Rate	Rs per MT	19063.94	21379.12



			Current year 2006-08	Previous year 2005-06
B) Consumption per MT of production (Energy Intensive products only)				
Ammonia	Production	MT	150,534	570,735
	Electricity	KWH	62	52
	Fuel oil	MT	0.260	0.247
Urea	Production	MT	257,701	983,207
	Electricity	KWH	141	119
	Fuel oil	MT	0.061	0.061
DAP	Production	MT	193,905	519,618
	Electricity	KWH	33	47
	Fuel oil	MT	0.0033	0.004
Complex fertilizer	Production	MT	26997	14,391
	Electricity	KWH	84	82
	Fuel oil	MT	0.013	0.015
Penicillin-G	Production	MMU	2833	2961
	Electricity	KWH	23351	22521
	Fuel oil	MT	0.10	2.33

FORM B (see rule 2)

I. SPECIFIC AREAS IN WHICH R&D IS CARRIED OUT BY THE COMPANY

R&D activities have been carried out in the areas of active pharmaceutical ingredients (APIs), drug intermediates and process technology improvements towards increased productivity of Penicillin-G.

II. BENEFITS DERIVED AS A RESULT OF THE ABOVE R&D WORK

(a) Process developed successfully in the laboratory for:

(I) Venlaflaxine, Irbesartan, Sertraline HCl, Parvaquone, Trippenelamine.HCl, Zolderonic Acid, Ibandronic Acid, Pentosan Polysulfate-Double sulfated salt, Pentosan Polysulfate-Glucosamine Salt and Clopidogrel; &

(II) Procaine Penicillin and Benzathine Penicillin.

(b) Pilot trials successfully completed for Venlaflaxine, Sertraline and Irbesartan and products ready for commercial marketing.

(c) Improvement in process for Risedronic Acid, Imidocarb for quality upgradation and cost reduction successfully implemented in the pilot plant and scaled up for commercial batches.

III. FUTURE PLAN OF ACTION

- Microbiology team will work on exploiting the possibility of best output from existing Panlab B-16 strain by adopting upgraded methods of colony selection.
- Installation of coal fired boilers and turbine based or gas conversion for power generation is under consideration to bring down power cost.
- Mycelial pre-filtration systems are being studied to improve downstream processing improvement and throughput.
- Develop platforms for US-FDA approvable manufacturing block for niche, low volume, high value APIs/intermediates.
- Develop technologies for anti-TB, anti-retrovirals, steroid range of molecules and aerosol formulations.
- Strain improvement activities for protease and amylase.

IV. EXPENDITURE ON RESEARCH AND DEVELOPMENT

		(Rs lacs)
a.	Capital expenditure	Nil
b.	Revenue expenditure	216.04
c.	Total	216.04
d.	Total R & D expenditure as a percentage of total turnover	0.0014%

TECHNOLOGY ABSORPTION, ADOPTION AND INNOVATION

Technology imported	Year of import	Has technology been fully absorbed	Benefit derived
1. Modernization of Reformer and Convection section of Ammonia plant	1998	Yes	Reliability improvement
2. Dual activated Dual pressure Glycine based CO_2 removal system for Ammonia plant	1998	Yes	Pollution control
3. New biomass based gasifier unit for DAP plant and AlF_3 plant were installed	2007	Yes	GHG reduction
4. Augmentation of AlF_3 plant production capacity	2007	Yes	Increased production

◇◇◇◇◇◇

Statement showing the particulars of employees of the Company, as required under Section 217(2A) of the Companies Act, 1956, read with the Companies (Particulars of Employees) Rules,1975 and forming part of the report of the Board of Directors for the year ended 31 March 2008.

Name	Designation and nature of duties	Age	Qualification	Experience	Last employment	Date of commencement of employment	Gross remuneration (Rs)
Thiruvalargal							
Dr A C Muthiah	Chairman	66	B.E. (Mech), Management Studies, University of Detroit, USA	37	Executive Vice President (Admn & Personnel), SPIC	01 10 1983	7024581
Babu K Verghese*	Managing Director	63	B.Tech. (Chem).	39	Managing Director, Indo-Jordan Chemicals Company Ltd.	01 10 2001	4401298
M G Thirunavukkarasu*	Finance Director	59	B.Com, A.C.A, A.I.C.W.A, A.C.S.	37	Director, UB Petroproducts Ltd.	27 12 1995	1695955
S Radhakrishnan	Director (Fertilizer & SMO)	57	B.E. (Mech.)	35	Technical Director, SPIC Petrochemicals Ltd.	29 03 1975	4846409
N Ramakrishnan	Vice President (Corporate Affairs) & Secretary	54	M.Com, LL.M, F.C.S	34	Vice President (Legal), ITC Ltd.	10 07 2002	3981143
N Suryanarayanan	Chief Financial Officer	50	B.Com, A.C.A.	26	Vice President (Corporate Finance) SRF Ltd.	11 05 2006	4582930

1. The nature of employment is contractual.
2. (*) employment for part period only.
3. Gross remuneration excludes contribution to gratuity funds made during the period as the contribution has been made covering all the employees to approved gratuity fund, based on actuarial valuation.
4. None of the above is related to any of the Directors of the Company, except Dr A C Muthiah, who is related to Thiru Ashwin C Muthiah, Vice Chairman and Thiru Jawahar Vadivelu, Director, of the Company.

MANAGEMENT DISCUSSION AND ANALYSIS REPORT
FERTILIZER

Industry scenario

Fertilizer is a key input for agriculture. India is the world's third largest producer and consumer of chemical fertilizers, accounting for about 13% of global consumption. Indian fertilizer industry's growth and development is directly linked to the performance of the agricultural sector. However, sadly, Indian agriculture has not been given its rightful importance and therefore, due to years of neglect, faces complex problems viz, stagnation in agricultural growth, deteriorating soil health and threatened food security, to name a few, with no single effective panacea that would quickly cure all these. While average annual economic growth during 9th and 10th Five-Year Plans was 5.5% and 7.6% respectively, agricultural growth during that period was a meagre 2%. With the result, the country has had to resort to large-scale imports of wheat at exorbitant prices; shortage of rice is also apprehended. An integrated and holistic approach is the need of the hour for all sectors that have a forward and backward linkage with agriculture, including fertilizer, seed, energy etc. At the same time, stepping up investment in agriculture, rural infrastructure and input-supplying sectors deserves immediate attention to thwart the growing threat to the nation's food security.

Fertilizer consumption in the country is directly related to monsoon. There has been an uneven growth in the past few years. However, the growth in consumption of total nutrients during 2007-08 has touched an estimated level of 22.59 million metric tonnes (MMT) as against 22.04 MMT during 2006-07. As compared with the previous year, 2006-07, consumption of Nitrogen (N) during 2007-08 marginally increased to 14.51 MMT from 14.05 MMT, Phosphatics consumption declined to 5.47 MMT from 5.66 MMT and Potash (P) consumption, registered a positive growth of 2.61 MMT from 2.33 MMT. The negative growth of P_2O_5 is mainly attributable to the short-supply of fertilizers during the consumption months.

While the consumption is in increasing trend, production has not grown to the required level. In fact, production of N and P at 10.902 MMT and 3.709 MMT during 2007-08 has shown a decline by 5.4% and 16.5% respectively, over 2006-07.

The gap between demand and indigenous production is met out of imports, Urea import was higher at 6.93 MMT during the current year as against 4.72 MMT imported during the previous year; similarly, DAP and Muriate of Potash (MoP) imports were at 2.72 MMT and 4.42 MMT against 2.88 MMT and 3.45 MMT imported last year.

Steep increase in import of fertilizers and its intermediates by the country as well as surging global demand for fertilizers for the bio-fuel segment pushed up fertilizer price manifold. In just over twelve months, the price of urea has increased from USD 328 per metric tonnes (MT) to USD 840 per MT, DAP, from USD 395 per MT to USD 1268 per MT and phosphoric acid, from USD 560 per MT to USD 2300 per MT. Despite such a steep price rise in the international market, the farm gate price has remained static since 2002, resulting in the fertilizer subsidy bill burgeoning to over Rs.1 lac crores during 2007-08.

Subsidy related Issues

Agricultural subsidies are essential, not only to make agriculture viable but also to protect the interest of farmers. Since the farmers cannot afford to buy fertilizer, at the price, as per cost production, the Government introduced the Retention Price Scheme to determine the appropriate subsidy so that fertilizer can be made available to the farmers at affordable prices. Government introduced the fertilizer subsidy scheme, by which urea manufacturers have to sell urea to the farmer at the Government administered price. The difference between the cost of production of urea and the administered selling price, as assessed by the Government, is reimbursed to the manufacturers. Instead of permitting the fertilizer manufacturer to sell urea at its normal price and disbursing the subsidy amount directly to the farmer, the Government, for administrative convenience, is fixing the manufacturer's selling price at a lower level and making over the difference (the subsidy amount) to the manufacturer. The subsidy, in reality, is to the farmer and not to the manufacturer and the industry is just a channel that is used by the Government for administrative convenience. The industry does not benefit from fertilizer subsidy in any manner, as generally misconstrued by many, but on the contrary, is severely affected thereby – both in terms of determination of the subsidy amount as well as by its delayed disbursement. In line with the above policy, the industry first passes on the benefit to the farmers and only thereafter claims the reimbursement from the Government. However, there is a considerable time lag between the Company incurring the cost and getting reimbursement from the Government. The situation is further worsened by the Government postponing the disbursement of the subsidy amount due to budgetary constraints. It has become the norm, over the last several years, to carry forward a large amount of unpaid subsidy from one year to the next due to inadequate budgetary provisions. To tide over the problem to some extent, the Government has recently started the issue of bonds to the industry against subsidy dues, a move comparable in a way to the oil bonds that are being issued to the oil refining/marketing PSUs towards subsidy. The fertilizer industry, faced with acute liquidity crunch, finds itself in an unenviable situation of having to sell these bonds at a discount, which squeezes the profitability conditions further. Sustaining the health and growth of the industry is an absolute pre-requisite to ensure timely supply of fertilizers to the farmer in adequate quantities; reimbursement of subsidy without time lag through adequate budgetary provisions is the need of the hour under the present subsidy dispensation.

Lag in reimbursement of input-cost escalation

There has been a steep increase in the prices of petroleum inputs in the last 18 months. The spiraling input cost has strained the working capital of fertilizer companies. This is due to the fact that reimbursement of input-cost escalation by the Government is made after a lag of more than twelve months. Government is yet to recognize the escalation in the cost of inputs since April 2007. This will require significant additional working capital and place enormous strain on the profitability of the industry.

New Pricing Scheme Stage-III for urea units

The Government has approved the New Pricing Scheme (NPS) Stage-III for urea units in the country. The scheme is effective from 1 October 2006 to 31 March 2010. The NPS Stage-III has been formulated keeping in view the recommendations of the Working Group on Urea Policy set up under the chairmanship of Dr Y K Alagh.

Under the NPS Stage-III, all the non-gas based urea units have to switch over to natural gas/liquefied natural gas (NG/LNG) within three years. Units not so converted within three years will be reimbursed concession on the basis of the Import Parity Price of urea.

The Company has completed the technical feasibility for such feedstock conversion from naphtha to NG. The Company has also initiated discussion with prospective NG suppliers for a long-term supply agreement. As a stop-gap arrangement till NG is made available, the Company is actively pursuing the option of putting up a floating storage-cum-regasification unit (FSRU) through a competent agency.

Scope for fresh urea capacity creation

On estimates, India, by 2011-12 would need to add about 9-10 MMT of additional urea capacity to meet the growing demand. But, there has been no new urea capacity addition in the country since 1999 in the absence of policy guidelines. Meeting the gap between demand and supply of urea and DAP through higher imports is an alternative though it is not a very desirable/ideal one especially in the long run, in terms of subsidy bill, employment and national food security. There is, therefore, a crying need for attracting investment in domestic capacity addition. The urea sector has the potential to add domestic capacity but actual implementation would depend largely on a conducive Government policy and priority in feedstock supply. It is understood that Government has formulated a policy for allocation of NG on priority to fertilizer sector and this move should have a positive impact on the urea industry in the country.

New Urea Investment Policy

The Government has recently approved the new Urea Investment Policy governing the revamp/expansion of existing units (brown-field units)/ setting up of new units (green-field units) and price recognition in respect of urea produced after such expansion/creation of new capacity.

- The new Policy provides *inter alia* that the additional urea from the revamp of existing units would be recognized at 85% of the Import Parity Price (IPP) with the floor and ceiling price of USD 250 per MT and USD 425 per MT respectively.
- Urea from expansion of existing units (investments of more than Rs.3,000 crores) would be recognized at 90% of the IPP with the floor and ceiling price of USD 250 per MT and USD 425 per MT respectively.
- Price of urea from green-field units will be recognized through a bidding route with percentage discount over the IPP and with an appropriate floor and ceiling price, which will be worked by the Department of Fertilizers, Government of India (DoF), based on prevailing gas prices.
- Coal gasification based urea projects would be treated at par with a brown-field or green-field project.
- Joint venture projects abroad will be encouraged through firm off-take contracts for a maximum quantity of 5 MMT, with pricing decided on the basis of prevailing market conditions and in mutual consultation with the joint venture company in accordance with the pricing principle recommended by Prof. Abhijit Sen Committee.

Phosphatics Fertilizer Policy

The DoF is operating the Concession Scheme on sale of potassic and phosphoric fertilizers, which includes DAP, various grades of complex fertilizers and MoP. The Scheme lays down the framework for the concession and its disbursement to manufacturers/importers.

The DoF referred the Concession Scheme on DAP and complex fertilizers to the Tariff Commission for a review during November 2006 so as to finalize the revised Concession Scheme. The terms of reference of study include *inter alia* cost evaluation of indigenous producers of DAP and complex fertilizers, assessment of capacity, capacity utilizations, efficiency norms and normative delivery prices, cost of handling and distributing imported DAP and MoP.

Further to the report submitted by the Tariff Commission, the Government of India has come out with a new Policy on Concession Scheme applicable to phosphatic fertilizers effective 1 April 2008. The salient features of the Scheme are as follows:

- Monthly concessions for indigenous and imported DAP will be based on the IPP of DAP.
- Unit price of P in complex fertilizers will be derived from the IPP of DAP.
- Unit price of N in complex fertilizers will be based on individual unit-wise cost of N and variations in the price of N will be re-computed on monthly basis.
- Cost of sulphur and its escalation and de-escalation will also be recognized in computing the concession for complex fertilizers.
- New complex fertilizers like tri-super phosphate (TSP) and ammonium sulphate (AS) have been brought under the Concession Scheme.

The prices of raw materials required for phosphatic fertilizers viz, sulphur, rock and phosphoric acid have increased manifold in the last one-year (sulphur prices have increased by ten-fold and rock by four-fold), resulting in unprecedented increase in the requirement of working capital.

The delay in announcement of the final concession and disbursement of the 85% payment puts further pressure on the working capital front in the context of the manifold increase of raw materials. It is expected that the new Policy, proposing to revise the concession on monthly basis, will address these issues.

The DoF has also come out with a new Freight Policy applicable for all fertilizers effective 1 April 2008. As per the Policy, rail freight expenditure will be paid at actuals. Road freight will be based on the normative lead and per kilometre rate, which will be escalated and de-escalated based on composite road transport index (CRTI).

Reforms in delivery mechanism

The Government of India has introduced an on line web-based Fertilizer Monitoring System (FMS) for monitoring the production, distribution and sale of urea and phosphatic fertilizers. The revised system will monitor the distribution of fertilizers in each state at the district level in order to ensure efficient distribution of fertilizers across the country. The DoF has also introduced generation of on line claims by the industry for settlement of subsidy/concession. This is expected to result in speedy disbursement of claims to all companies.

Outlook

The domestic foodgrain production target has been set at 320 MMT by 2011-12 from the present 210 MMT. With the demand-supply chasm widening, it looks the country will remain a net importer of most fertilizer raw materials in the near future and barring the urea sector, which may witness some capacity additions if and only if the policy framework is friendly, imports of DAP and urea are only expected to rise significantly in the coming years. Fertilizer industry being capital intensive, huge capital outlay is required to create new capacity and without enabling policies in place, investors would only shy away from investing in the sector. The Government has recently come out with the new Urea

Investment Policy governing the revamp/expansion of existing units and setting up of new units and price recognition in respect of urea produced after such expansion/creation of new capacity. It remains to be seen whether arising from this new Policy, the industry would be able to attract fresh large-scale investments.

PHARMA

Industry scenario

The Indian pharmaceutical market, the second largest pharmaceutical market in the world in terms of volume consumed, remains highly competitive and fragmented. Lack of global marketing skills, absence of a forward-looking drug policy and the prevalent skepticism about patents are just some of the key areas of concern for the Indian pharmaceutical industry. The industry does have its share of strengths in production of low cost, high quality bulk drugs and formulations through superior drug synthesis skills, high quality manufacturing assets and significant cost advantages backed by world-class innovative, scientific human resources.

Operations, opportunities and outlook

SPIC Pharma has been advantageously positioned with respect to high productivity and low cost for almost 4-5 years viz, between 2002 to 2007, in the Indian Penicillin-G (Pen-G) industry; however, between 2005 and 2007, Chinese companies have ramped up their technologies due to investments/jv with European/US based companies. SPIC Pharma's Pen-G production was at 2,833 MMU in 2006-08 (18-month period) as against 2,961 MMU in 2005-06 (18 month period). Sales were at 2,863 MMU during the period under review as against 3,103 MMU in 2005-06. The demand/supply and pricing scenario of Pen-G during the financial year, 2006-08 was an unprecedented one in the annals of the Pen-G industry. Till January 2007, the prices internationally were around USD 6.30 to 6.50 per BU (Billion Units) CIF, which, however, rapidly rose to USD 18.50 per BU, by April 2007. This high price line held through six months and till mid-October 2007. From mid-October 2007, the prices started falling rapidly and reached its nadir of USD 7 by January 2008; in a rapid reversal, prices re-bounded to USD 15 by March 2008. In line with the trend, the unit's performance significantly improved and sales realization was higher when compared with the performance for the previous financial year.

The active pharmaceutical ingredients (API) industry in India was about USD 3.82 billion in 2007, witnessing a growth of 16% over 2006. India ranks fourth in terms of volume. Indian companies have the distinction of developing cost-effective technologies for manufacturing API and intermediates, conforming to global standards. India has over 110 US FDA approved plants, the second highest in the world.

As regards Pen-G, SPIC Pharma and Alembic which has restarted its operations recently, are the only indigenous Pen-G manufacturers with a combined capacity of about 4,400 MMU, which, however, is vastly lower than the actual demand and growth in Pen-G consumption.

A stable and less turbulent pricing trend for Pen-G is expected in the near term due to various developments in China with respect to Pen-G and antibiotics industries like stricter environmental laws and increase in internal cost structure viz, power labour and other overheads.

As regards API, the current scenario is that the business is highly competitive and regulated. Investments in modernization and accreditation oriented support systems are a pre-requisite for survival. The unit sees excellent business opportunities in niche products like D-Penicillamine, Ipriflavone, Risedronate Sodium and Pentosan Polysulfate, which it hopes to harness gainfully. The unit is gearing itself to cater to the low-volume, high-value segments backed by its niche products. Exciting opportunities are also seen in CRAMS (contract research and manufacturing services), an area with vast growth potential but remaining largely untapped hitherto. It is proposed to upgrade, modernize and augment the R&D facility and the API plant to cater to the expanding market segment and aim for higher accreditations like current good manufacturing practice (cGMP), certificate of suitability (CoS) etc.

The unit was able to secure and execute good export orders for its formulations, especially anti-histaminic products (syrups), anti-TB products, aerosol sprays etc to African and Asian markets. Improving exports and venturing into overseas markets with good business potential would be the thrust areas in the near future Besides Tamilnadu, the unit also expects to expand its reach into the other southern states. The unit has also commenced contract-manufacturing services for bulk customers and is looking at expanding the customer and product base. Aided by a strong base in Pen-G manufacture, it is proposed to set up a Betalactam formulation facility at Cuddalore shortly, for conversion of Pen-G into semi-synthetic Penicillins (SSPs) and Cephalosporins for domestic/overseas markets.

In the industrial enzymes business in the country, 70% of the requirement is met by imports. The potential for varied industrial application for enzymes has increased with existing and newer areas of application. The unit proposes to invest further in technology to stabilize/exploit existing strain for Protease, Amylase and Pectinase and outsource and adopt new strain for Cellulase, Lypase, Phytase, de-bottleneck downstream process, upgrade utilities and accessories etc. It expects to strengthen itself and enhance its market share of enzymes for the leather and textile processing industries and poultry feed and supplement industries in the years to come.

ENGINEERING/CONSTRUCTION SERVICES (SMO)

The Government of India's plans to improve rural electrification through accelerated power development programmes and power system strengthening schemes in various states through introduction of the National Electricity Policy has attracted increased investments towards this sector. The Government's 11th plan envisages an addition of 78,000 MW to power generation capacity, formation of a national power grid and continued focus on modernization and up-gradation of urban and rural power networks. Power Grid Corporation of India Ltd (PGCIL) has plans for adding 60,000 kilometres of transmission lines in the next ten years, as against the 37,000 kilometres laid in the last ten years. The Indian Railways too have ambitious plans for track electrification in many sections in the next few years. There is good potential for implementation of exclusive freight corridor projects all over the country. SMO plans to capitalize on these business opportunities to improve its avenues and revenue.

Five major transmission line projects and one rural electrification project were successfully completed and commissioned during the year. Presently, three transmission line projects are under execution for PGCIL in Chattisgarh, Madhya Pradesh and Tamil Nadu and five projects in rural electrification works under the Government of India's Rajiv Gandhi Grameen Vidyutikaran Yojana/Accelerated Power Development and Reform Programme launched under the aegis of the

Ministry of Power, Government of India, for PGCIL in Uttar Pradesh and Rajasthan.

During the current year, SMO bagged contracts for a value of Rs.256.68 crores from PGCIL, which include major contracts viz, (1) Rural Electrification works in Sultanpur district of Uttar Pradesh and Jhalawar, Rajasthan under the Government of India's Rajiv Gandhi Grameen Vidyutikaran Yojana scheme for Rs.90.40 crores, (2) supply and construction of Korba–Birsinghpur 400 kV DC transmission lines (231 kilometres) in Chattisgarh and Madhya Pradesh for Rs.91.63 crores and (3) supply and construction of Damoh–Bhopal 400 kV DC transmission lines (221 kilometres) in Madhya Pradesh for Rs.74.65 crores. The group further bagged contracts for design, supply and construction for a value of Rs.16.58 crores from CORE, Allahabad for railway electrification works in Bhadrachalam, Andhra Pradesh.

In electrification business, tower is the major component, which is sourced from established vendors. In recent times, these vendors have set up business to execute transmission line projects either for themselves or for others. As a result, they tend to accord priority in supply of towers only to such projects, leading to a delay in supply of towers to other customers like SMO. In this scenario, utmost care is being taken by SMO to ensure adequate supply of towers to ensure timely completion of projects. Further, in a specialized area of operation like high voltage electrification, attracting and retaining the best talent is a challenge, requiring high focus in recruiting and retaining such employees.

Internal control systems and their adequacy

The Company has an adequate and satisfactory internal control system monitored by the Management Assurance Group. The Group is staffed with qualified and experienced personnel, who undertake review of all operations pertaining to various divisions/departments on a regular basis. The Group also reports the key issues on various control related points to both the Executive Management as well as to the Audit Committee of the Board. The Audit Committee reviews the Company's operational, financial and risk management policies. The Audit Committee further advises the Executive Management on issues related to both business risks and internal controls.

Segment-wise financial performance

The summarized segment-wise performance of the Company for the financial year 2006-08 (18 months) is as follows:

(Rs. lacs)

Business Segment	Agro Inputs	Bulk Drugs & Formulations	SMO	Others	Consolidated Total
A. Segment Revenue	100829.72	15040.99	30731.63	3389.59	149991.94
B. Segment Results Profit/(Loss) [before tax and interest]	(6646.48)	(191.55)	734.30	(634.38)	(6738.11)
Less:					
i) Interest					38234.81
ii) Other unallocable expenditure net of unallocable income					11437.44
Total Profit/(Loss) before tax					(56410.36)
C. Capital Employed (Segment assets – Segment liabilities)	40624.04	15156.94	4991.24	6504.21	67276.43

Industrial relations

The Company considers its human resources as its most important asset and endeavours to nurture, groom and retain talent to meet the current and future needs of business. The Company strongly believes in professional development of its employees through training and development. The Company has 1665 employees. Industrial relations in the Company are cordial.

Disclaimer

This report is based on the information available to the Company in its businesses and assumptions based on experience in regard to domestic and global economic conditions and Government and regulatory policies. The performance of the Company is dependent on these factors. It may be materially influenced by macro environment changes, which may be beyond the Company's control, affecting the views expressed in or perceived in this report.

CORPORATE GOVERNANCE REPORT

1. Company's philosophy on Code of Corporate Governance

As a responsible corporate citizen, your Company is conscious that a business run on principles of fairness, transparency and accountability, goes a long way in fostering a healthy relationship among all stakeholders.

In its abiding commitment to adopt and follow the best practices of governance, your Company has been proactive to the changes introduced by SEBI for promoting a responsive and responsible business culture through the Corporate Governance Code. Your Company would endeavour to constantly upgrade management practices for an ideal corporate governance.

This Report covers the Corporate Governance aspects in your Company for the 18-month period ended 31 March 2008.

2. Board of Directors

On 31 March 2008, the Board of Directors of the Company had 10 members.

During the 18-month period, 2006-08 viz. from 1 October 2006 to 31 March 2008, 8 Board meetings were held on the following dates i.e, 25 October 2006, 30 January 2007, 27 February 2007 (two meetings), 30 April 2007, 27 July 2007, 26 October 2007 and 19 January 2008.

Particulars of the Board's composition, Directors' attendance at Board meetings and at the previous Annual General Meeting, number of other Directorships and Board-Committee memberships held, as on 31 March 2008, are given below:

Sl. No.	Name of the Director, designation and category	Attendance at Board meetings (Held:8)	Attendance at previous AGM on 10 April 2007	No. of other Directorships (*)	Number of other Board-Committee positions (@)	
					As Chairman	As Member
	Thiruvalargal					
1	Dr A C Muthiah Chairman (Managing Director) Executive	7	Yes	8(6)	-	-
2	Ashwin C Muthiah Vice Chairman Non-Executive Non-Independent	8	Yes	11(4)	-	2
3	S Ramasundaram, IAS TIDCO Nominee Non-Executive Independent	-	No	14(5)	1	4
4	M F Farooqui, IAS TIDCO Nominee Non-Executive Independent [from 19.1.2008]	-	Not Applicable	7(3)	-	-
5	Surjit K Chaudhary, IAS TIDCO Nominee Non-Executive Independent	-	No	2	-	-
6	N R Krishnan Non-Executive Independent	8	Yes	4	1	1
7	M Jayasankar Non-Executive Independent [from 30.4.2007]	4	Not Applicable	2	-	2
8	Jawahar Vadivelu Non-Executive Non-Independent	7	Yes	3(2)	-	1
9	V R Mehta UTI Asset Management Co. Pvt. Ltd. Nominee Non-Executive Independent	8	Yes	5	-	1

Sl. No.	Name of the Director, designation and category	Attendance at Board meetings (Held:8)	Attendance at previous AGM on 10 April 2007	No. of other Directorships (*)	Number of other Board-Committee positions (@)	
					As Chairman	As Member
10	KBN Murthy Nominee Director representing Working Capital Consortium Non-Executive Independent	1	No	-	-	-
11	Babu K Verghese Managing Director Executive [up to 30.9.2007]	6	Yes	2	-	-
12	M G Thirunavukkarasu Finance Director Executive [up to 31.3.2007]	4	Not Applicable	4	1	-
13	K Gnanadesikan, IAS TIDCO Nominee Non-Executive Independent [up to 30.4.2007]	-	No	3	-	-
14	Shaktikanta Das, IAS TIDCO Nominee Non-Executive Independent [up to 19.1.2008]	-	No	10(4)	-	-
15	Dr K U Mada Non-Executive Independent [up to 27.7.2007]	5	Yes	6(1)	2	5
16	S Venkitaramanan Non-Executive Non-Independent [up to 22.12.2006]	1	Not Applicable	4(2)	-	1
17	S Rajagopal Non-Executive Non-Independent [up to 30.1.2007]	1	Not Applicable	5(1)	-	3
18	M R Srinivasan IDBI Nominee Non-Executive Independent [up to 11.4.2007]	4	No	-	-	-
19	P C Ghosh GIC Nominee Non-Executive Independent [up to 26.10.2007]	6	No	-	-	-

(*) includes Directorships held in public limited companies only. Directorships held in private companies, foreign companies and companies registered under Section 25 of the Companies Act, 1956 are excluded. Figures mentioned in brackets indicate the number of companies in which the Director is also the Chairman.

(@) includes only positions held in Audit Committee and Shareholders'/Investors' Grievance Committee of the Board of Directors.

None of the Directors of the Company is the Chairman of more than five Board-Committees or Member of more than ten Board-Committees as stipulated under Clause 49 (Corporate Governance) of the Listing Agreement.

As required under the Companies Act, 1956, two-thirds of the Board of Directors is subject to retirement by rotation. One-third of such Directors retires from Office at each Annual General Meeting and is eligible for re-election/appointment. [The Chairman of the Company, two of the TIDCO nominees and the nominees of banks and financial institutions are not liable to retire by rotation.]

At the ensuing 37th Annual General Meeting, Thiru Jawahar Vadivelu, Director, retires by rotation and being eligible offers himself for re-election. Thiru M Jayasankar, Non-executive Independent Director, liable to retire by rotation, appointed at the Board Meeting held on 30 April 2007, will hold office up to the ensuing 37th Annual General Meeting and his election as Director forms part of the Agenda for the said Meeting.

Brief resume and other details of the Directors, seeking re-election/appointment, are given in the Notice convening the 37th Annual General Meeting.

3. Committees of the Board

Details of composition of the Audit Committee, Shareholders'/Investors' Grievance Committee and Remuneration Committee of the Board of Directors of the Company are furnished below. Besides these, the Company also has other Board level Committees to take decisions pertaining to operational and business aspects of the Company.

(a) Audit Committee

The Audit Committee of the Board of Directors was constituted in 1986. The terms of reference of the Audit Committee cover the matters specified in respect of such committee under clause 49 of the Listing Agreement and Section 292A of the Companies Act, 1956. The terms of reference, in brief, of the Audit Committee, are as under:

a) To oversee the Company's financial reporting process;

b) To recommend the appointment and removal of external auditors/fixation of their fees;

c) To review the adequacy of the internal control systems;

d) To review with the Management, the quarterly, half-yearly and annual financial statements before submission to the Board of Directors;

e) To review the adequacy of the internal audit function, reporting structure, coverage and frequency of internal audit;

f) To review the findings of any internal investigations by the internal auditors and report the matter to the Board of Directors;

g) To review the Company's financial and risk management policies; and

h) To discuss with the external Auditors periodically about the nature and scope of audit.

The Committee met 8 times during the 18-month period, 2006-08 on the following dates i.e, on 25 October 2006, 30 January 2007, 27 February 2007 (two meetings), 30 April 2007, 27 July 2007, 26 October 2007 and 19 January 2008.

The Committee comprises of two non-executive independent directors and one non-executive non-independent director. The composition and the attendance of each Member at the Committee's meetings are as follows:

Sl. No.	Name of the Director	Designation	No. of meetings attended	Category
1	Thiruvalargal N R Krishnan	Chairman (from 26.10.2007)	8	Non-Executive Independent
2	M R Srinivasan (up to 11.4.2007)	Member	4	Non-Executive Independent
3	K Gnanadesikan, IAS (up to 30.4.2007)	Member	-	Non-Executive Independent
4	M Jayasankar (from 30.4.2007)	Member	3	Non-Executive Independent
5	Dr K U Mada (up to 27.7.2007)	Chairman	5	Non-Executive Independent
6	P C Ghosh (up to 26.10.2007)	Member	1	Non-Executive Independent
7	Jawahar Vadivelu (from 26.10.2007)	Member	1	Non-Executive Non-Independent

The Statutory Auditors, the Internal Auditor (General Manager-Management Assurance Group), the Vice Chairman and the Executive Directors are invited to participate in meetings of the Audit Committee.

The Company Secretary is the Secretary of the Audit Committee.

(b) Shareholders'/Investors' Grievance Committee

A Share and Debenture Committee of the Board of Directors had been functioning since 1972. The Committee was reconstituted in March 2001 and named as the "Shareholders'/Investors' Grievance Committee", with terms of reference and responsibilities, in line with Clause 49 of the Listing Agreement.

The Shareholders'/Investors' Grievance Committee is headed by Thiru N R Krishnan, a Non-Executive Independent Director. The Committee met 4 times during the 18-month period, 2006-08 on 11 January 2007, 5 June 2007, 28 September 2007 and 18 January 2008.

The composition of the Committee and attendance of each Member at its meetings are given below:

Sl. No.	Name of the Director	Designation	Meetings attended	Category
	Thiruvalargal			
1	N R Krishnan	Chairman	4	Non-Executive Independent
2	M G Thirunavukkarasu (upto 31.3.2007)	Member	1	Executive
3	Babu K Verghese (from 30.4.2007 to 30.9.2007)	Member	2	Executive
4	Surjit K Chaudhary, IAS	Member	-	Non-Executive Independent
5	M Jayasankar (from 26.10.2007)	Member	1	Non-Executive Independent

There was no investor complaint pending redressal at the beginning as well as at the end of the 18-month period, 2006-08. The queries of investors are attended to promptly.

There were no share transfers pending registration as on 31 March 2008.

The Company Secretary is the Compliance Officer of the Company.

(c) Remuneration Committee

Remuneration of Whole-time/Executive Directors is fixed by the Board of Directors, based on recommendations of the Remuneration Committee. The remuneration of the Whole-time/ Executive Directors is recommended and fixed taking into consideration their qualifications and experience and the prevailing remuneration trends in the fertilizer industry. The Committee was constituted in April 2003. As there was no appointment/ re-appointment necessitating consideration and fixation of remuneration, there was no meeting of the Committee during 2006-08.

The composition of the Committee is as follows:

Sl. No.	Name of the Director	Designation	Category
	Thiruvalargal		
1	N R Krishnan	Chairman [from 26.10.2007]	Non-Executive Independent
2	Dr K U Mada (up to 27.7.2007)	Chairman	Non-Executive Independent
3	Ashwin C Muthiah	Member	Non-Executive Non-Independent
4	P C Ghosh (up to 26.10.2007)	Member [Chairman from 27.7.2007 to 26.10.2007]	Non-Executive Independent
5	Jawahar Vadivelu	Member	Non-Executive Non-Independent

The details of remuneration paid/payable to the Directors during the 18-month period, 2006-08 are as under:

Name of the Director		Salary & Perquisites (*) (Rs)	Special allowance Paid/Payable (Rs)	Sitting fees (Rs)
Thiruvalargal				
Dr A C Muthiah Chairman (Managing Director)		56,37,081	22,50,000	-
Ashwin C Muthiah, Vice Chairman		-	-	80,000
S Ramasundaram, IAS	##	-	-	-
M F Farooqui, IAS	##	-	-	-
Surjit K Chaudhary, IAS	##	-	-	-
M Jayasankar		-	-	80,000
N R Krishnan		-	-	2,00,000
Jawahar Vadivelu		-	-	80,000
V R Mehta		-	-	80,000
Babu K Verghese, Managing Director		26,51,297	12,00,000	-
M G Thirunavukkarasu, Finance Director		8,73,455	4,20,000	-
S Venkitaramanan		-	-	10,000
P C Ghosh		-	-	70,000
Dr K U Mada		-	-	1,00,000
S Rajagopal		-	-	10,000
M R Srinivasan	##	-	-	80,000
K Gnanadesikan, IAS	##	-	-	-
Shaktikanta Das, IAS	##	-	-	-

(*) includes Company's contribution to provident/superannuation fund, gratuity and leave encashment.
Sitting fees paid to the financial institutions which the Directors represent as Nominees.

Notes:

1. Details of period of appointment and notice period of Dr A C Muthiah, Chairman (Managing Director) is as below:

Period of appointment		Notice period (in months)
From	To	
1 October 2006	30 September 2009	3

2. The components of remuneration as above are fixed. There is no performance-linked incentive.
3. The Company does not have a scheme for grant of stock options either to its Directors or to its employees.
4. The non-executive Directors are not paid any remuneration other than sitting fees for attending meetings of the Board/Board Committees.
5. Except Thiru Ashwin C Muthiah (45 shares) and Thiru M Jayasankar (650 shares) of Rs.10/- each, none of the other non-executive Directors hold any equity shares of the Company.

4. Annual General Meetings

The details of Annual General Meetings held during the last three years are as under:

Year	Day, date & time	Venue
2003-04	Wednesday, 29 September 2004 3.00 P.M.	Rajah Annamalai Hall Chennai - 600 108
2004-05	Thursday, 29 September 2005 3.15 P.M.	- do -
2005-06	Tuesday, 10 April 2007 2.45 P.M.	- do -

A gist of the special resolutions passed in the previous three Annual General Meetings are given below:

34th Annual General Meeting (29 Sept 2004)

(a) Re-appointment and payment of remuneration/minimum remuneration to Thiru Babu K Verghese, Managing Director, for the period 1 October 2004 to 30 September 2007;

(b) Consent to the Board of Directors to issue 2,00,00,000 equity shares of Rs.10/- each on preferential basis to two companies in the promoters' group pursuant to CDR condition; &

(c) Investment of Rs.20,00,00,000 in the preference share capital of Tuticorin Alkali Chemicals and Fertilisers Ltd, by conversion of the Company's advance, as promoter, towards equity capital and, as loan.

All the special resolutions, as aforementioned, were passed unanimously.

35th Annual General Meeting (29 Sept 2005)

No special resolution was passed.

36th Annual General Meeting (10 April 2007)

(a) Re-appointment and payment of remuneration/minimum remuneration to Dr A C Muthiah, Chairman (Managing Director), for the period 1 October 2006 to 30 September 2009;

(b) Re-appointment and payment of remuneration/minimum remuneration to Thiru M G Thirunavukkarasu, Finance Director, for the period 1 July 2006 to 31 March 2007; &

(c) Consent for the vesting in the Company of the investments in various companies held by the erstwhile SPIC Holdings and Investments Ltd, pursuant to the Scheme of Amalgamation sanctioned by the Hon'ble High Court of Judicature at Madras vide Sanction dated 16 February 2007, notwithstanding that arising from the vesting of such investments, the aggregate investments of the Company shall be over and above the limits prescribed under Section 372A of the Companies Act, 1956.

All the special resolutions, as aforementioned, were passed unanimously.

No special resolution was passed in the previous Annual General Meeting viz. 36th Annual General Meeting held on 10 April 2007 through postal ballot. No special resolution requiring voting by postal ballot is included in the Notice convening the 37th Annual General Meeting (the ensuing meeting) of the Company.

5. Disclosures

(a) During the 18-month period, 2006-08, there was no materially significant related party transaction i.e, transactions of the Company of material nature, with its promoters, the Directors, or the Management, their subsidiaries or relatives etc, having potential conflict with the interests of the Company at large.

(b) There is no instance of non-compliance by the Company or penalties/strictures imposed on the Company by the Stock Exchanges or SEBI or any Statutory Authority on any matter related to capital markets during the last three years.

(c) There was no pecuniary relationship or transactions of the Non-Executive Directors vis-à-vis the Company during the 18-month period 2006-08.

(d) The Company has over the years followed an 'open door' management style, which provides personnel at all levels access to the top management to share their views and concerns.

(e) The Company has complied with all the mandatory requirements of Clause 49. Status of adoption of the non-mandatory requirements is provided under Sl. no.8 of this report.

6. Means of Communication

The quarterly, half-yearly and annual financial results of the Company are forwarded to the National Stock Exchange immediately upon approval by the Board of Directors and are published in leading financial/non-financial newspapers in English and Tamil (regional language). Normally, the results are published in "The Business Line" (English) and in "Makkal Kural" (Tamil). The financial results and official press releases are displayed on the Company's website.

In accordance with Listing Agreement requirements, data pertaining to shareholding pattern, quarterly financial results etc, are displayed in the Electronic Data Information Filing and Retrieval (EDIFAR) website of SEBI (http://sebiedifar.nic.in).

Financial results, apart from publication in newspapers, are not sent individually to the shareholders. During the year under review, no presentation was made to the institutional investors or analysts.

The Management Discussion and Analysis Report forms part of the Directors' Report.

7. General Shareholders' Information

Date, time and venue of Annual General Meeting	: Thursday, 25 September 2008 at 3.15 P.M. at Rajah Annamalai Hall, Chennai 600 108.
Dates of Book Closure	: Thursday, 11 September 2008 to Thursday, 25 September 2008 (both days inclusive)

Listing on Stock Exchanges

The equity shares of the Company are listed on the National Stock Exchange of India Ltd, Mumbai 400 051 [NSE] [Stock Symbol/Code: SPIC].

The Global Depository Receipts (GDRs) of the Company are listed at Societe de la Bourse de Luxembourg, Luxembourg.

The Company has paid the lisiting fees for the period, 2006-08 to NSE and Luxembourg Exchange.

Market/Share Price Data

(in Rs. Ps.)

MONTH	National Stock Exchange	
	HIGH	LOW
Oct 2006	27.50	18.50
Nov 2006	22.50	18.75
Dec 2006	21.30	17.90
Jan 2007	28.25	19.00
Feb 2007	29.40	22.00
Mar 2007	23.10	18.10
Apr 2007	21.30	17.60
May 2007	20.90	18.50
Jun 2007	20.25	17.60
Jul 2007	20.95	17.50
Aug 2007	24.80	18.10
Sep 2007	25.55	20.75
Oct 2007	25.80	20.90
Nov 2007	30.40	22.60
Dec 2007	36.90	26.00
Jan 2008	44.80	24.60
Feb 2008	31.75	24.80
Mar 2008	28.00	20.05

Performance of SPIC's equity share vis-à-vis the NSE Nifty Index


7000
6000
3000
2000
1000
0
50
45
40
35
30
25
20
15
10
5
0
NIFTY
SPIC Share Price(High)
Oct-06
Nov-06
Jan-07
Feb-07
Mar-07
Apr-07
May-07
Jun-07
Jul-07
Aug-07
Sep-07
Oct-07
Nov-07
Dec-07
Jan-08
Feb-08
Mar-08

Registrar and Transfer Agents

Cameo Corporate Services Ltd.
"Subramanian Building"
1 Club House Road
Chennai 600 002.
Tel : 044 - 28460390 (6 Lines) / 28460084
Fax : 044 - 28460129
Email : cameo@cameoindia.com

Share Transfer System

Presently, the share transfer documents received by the Company/Registrar and Transfer Agents in physical form are processed, approved and despatched within a period of 5 to 15 days from the date of receipt, provided the documents received are complete and the shares under transfer are not under dispute.

For expeditious processing of share transfers, the Board of Directors of the Company has authorized the Secretary, to decide on various issues like transfers/transmission of securities in physical form, change in status of security holders and confirmation of dematerialization.

Demat International Securities Identification Number (ISIN) for equity shares is INE147A01011 [with National Securities Depository Ltd, and Central Depository Services (India) Ltd].

Distribution of shareholding and shareholding pattern as on 31 March 2008 are as under:

(a) Distribution of Shareholding

Sl. No.	Range	No. of Shares held	Percentage to paid-up capital	No. of Members	Percentage to total Members
1	Up to 500	8974245	8.31	58334	86.69
2	501 - 1000	4095505	3.80	4957	7.36
3	1001 - 2000	3283508	3.04	2120	3.15
4	2001 - 3000	1752312	1.62	670	1.00
5	3001 - 4000	1130773	1.05	315	0.47
6	4001 - 5000	1307956	1.21	273	0.41
7	5001 - 10000	2466678	2.29	335	0.50
8	10001 and above	84937219	78.68	281	0.42
	Total	**107948196**	**100.00**	**67285**	**100.00**

(b) Shareholding Pattern

Particulars	Equity Shares held	Percentage to paid-up capital
(a) TIDCO	8840000	8.19
(b) Dr M A Chidambaram group	33516733	31.05
Financial institutions & nationalised banks	4853831	4.50
The Bank of New York (as depository for Global Depository Receipts)	17287500	16.01
Foreign institutional investors	11340602	10.51
Non-resident individuals	778461	0.72
Foreign companies	39800	0.04
Mutual funds	10800	0.01
Public and others	31280469	28.97
Total	**107948196**	**100.00**

Outstanding GDRs/ADRs/Warrants or any convertible instruments, conversion date and likely impact on equity

3457500 GDRs equivalent to 17287500 equity shares, convertible at the option of the GDR holders. The equity shares are held by The Bank of New York, as Depository for the GDRs, as shown in the shareholding pattern.

Dematerialisation of shares and liquidity

The Company's equity shares are in the compulsory demat segment and are available for trading in the depository systems of National Securities Depository Limited and Central Depository Services (India) Limited.

As on 31 March 2008, 90432023 equity shares, constituting 83.77 per cent of the paid-up equity capital of the Company, stood dematerialized.

The Company's equity shares are regularly traded on the National Stock Exchange in the compulsory demat form.

Plant location

Fertilizer Division	:	SPIC Nagar, Tuticorin 628 005.
Pharmaceuticals Division	:	(i) Penicillin - G Plant Plot No.C 14-16, SIPCOT Industrial Complex, Kudikadu Village, Cuddalore 607 005 (ii) API Plant, Plot No.3&4, NH-7, Maraimalai Nagar 603 209 (iii) Formulations Plant, Plot No.5, NH-7, Maraimalai Nagar 603 209
Biotechnology Division	:	(i) Agro Biotech Centre Chitrai Chavadi, Pooluvapatti Post, Siruvani Road, Coimbatore 641 101 (ii) Bioproducts Agro Industrial Complex Chettiar Agaram Road, Porur, Chennai 600 116 (iii) Seed Conditioning Plant Kelamangalam Road, Mathigiri, Cattle Farm Post, Hosur 635 110, Dharmapuri District

Financial calendar (tentative)

Financial year	:	1 April 2008 to 31 March 2009
First quarter results	:	July 2008
Half-yearly results	:	October 2008
Third quarter results	:	January 2009
Annual results	:	June 2009
38th Annual General Meeting	:	September 2009

Address for correspondence

Secretarial Department,
Southern Petrochemical Industries Corporation Ltd,
SPIC House,
88 Mount Road, Guindy,
Chennai 600 032

Phone No.044-22350245
Fax No.044-22350703/22352163
E-mail: (a) General: sectrl.dep@spic.co.in (b) Investor complaints/grievance redressal: shares.dep@spic.co.in

8. **Non-mandatory requirements**

The Company has adopted non-mandatory requirement relating to the setting up of a remuneration committee. The Board may consider adoption of the other non-mandatory requirements, when considered appropriate.

CHIEF EXECUTIVE OFFICER'S DECLARATION ON CODE OF CONDUCT

As required by Clause 49 of the Listing Agreement, the CEO declaration for Code of Conduct is given below:

To the Members of
Southern Petrochemical Industries Corporation Limited

This is to certify that all Board members and designated senior management personnel have affirmed compliance with the Code of Conduct for Directors and senior management, for the period ended 31 March 2008.

For Southern Petrochemical Industries
Corporation Limited
Dr A C MUTHIAH
Chairman

Place : Chennai
Date : 30 June 2008

AUDITOR'S CERTIFICATE ON CORPORATE GOVERNANCE

To the Members of Southern Petrochemical Industries Corporation Limited

We have examined the compliance of conditions of Corporate Governance by Southern Petrochemical Industries Corporation Limited for the period ended 31 March 2008, as stipulated in Clause 49 of the Listing Agreement of the said Company with the Stock Exchange.

The compliance of the conditions of Corporate Governance is the responsibility of the Management. Our examination was limited to procedures and implementation thereof, adopted by the Company for ensuring compliance of the conditions of the Corporate Governance. It is neither an audit nor an expression of opinion on the financial statements of the Company.

In our opinion and to the best of our information and according to the explanation given to us, we certify that the Company has complied with the conditions of Corporate Governance as stipulated in the above-mentioned Listing Agreement.

We further state that such compliance is neither an assurance as to the future viability of the Company nor the efficiency or effectiveness with which the Management has conducted the affairs of the Company.

For FRASER & ROSS
Chartered Accountants
M K ANANTHANARAYANAN
Partner
Membership No.19521

Place : Chennai
Date : 30 June 2008

AUDITORS' REPORT TO THE MEMBERS OF SOUTHERN PETROCHEMICAL INDUSTRIES CORPORATION LIMITED

1. We have audited the attached Balance Sheet of **Southern Petrochemical Industries Corporation Limited** as at **31 March 2008**, and also the Profit and Loss Account and the Cash Flow Statement for the eighteen months period ended on that date annexed thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

2. We conducted our audit in accordance with the auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3. Without qualifying our opinion, we draw attention to note B-4 in Schedule 15 regarding preparation of accounts on a going concern basis notwithstanding the fact that the Company's networth has turned negative.

4. As required by the Companies (Auditor's Report) Order, 2003 issued by the Central Government of India in terms of sub-section (4A) of section 227 of the Companies Act, 1956, we enclose in the Annexure a statement on the matters specified in paragraphs 4 and 5 of the said Order.

5. Further to our comments in the Annexure referred to above, we report that:

i) We have obtained all the information and explanations, which to the best of our knowledge and belief were necessary for the purposes of our audit;

ii) In our opinion, proper books of account as required by law have been kept by the Company so far as appears from our examination of those books;

iii) The Balance Sheet, Profit and Loss Account and Cash Flow Statement dealt with by this report are in agreement with the books of account;

iv) In our opinion, the Balance Sheet, Profit and Loss Account and Cash Flow Statement dealt with by this report comply with the Accounting Standards referred to in sub-section (3C) of section 211 of the Companies Act, 1956;

v) On the basis of written representations received from the directors, and taken on record by the Board of Directors, we report that none of the directors is disqualified as on 31 March 2008 from being appointed as a director in terms of clause (g) of sub-section (1) of section 274 of the Companies Act, 1956 as on the said date;

vi) *As stated in Note No. B-7 of Schedule 15, Company has invested in equity shares of SPIC Petrochemicals Limited amounting to Rs.25375.00 lac, in redeemable cumulative Non-Convertible Preference Shares of Rs.5.00 lac, Zero Interest Non-Transferable Bonds of Rs.30609.63 lac, which are repayable in ten equal half yearly instalments after 12 years from the commencement of commercial production or total repayment of the term loans to the lenders whichever is earlier. Apart from the above, contracts in progress (net of progress payments received) and other receivable include Rs.450.66 lac receivable from that Company. In view of the delay in the implementation of the project we are unable to express an opinion on the provision that may be required for the diminution in value of investments if any, and the ultimate shortfall in realisation of contracts-in-progress and other receivable;*

vii) *Attention is invited to Note No.8 of Schedule 15 B, regarding the investment in equity share capital in one of the promoted companies, the carrying value of which amounts to Rs.13840.22 lac (net of provision). In view of the inordinate delay in implementation of the project undertaken by the Company and in the absence of any significant progress in this regard during the past six years, the ultimate realisablity of the carrying value of this investment, in our opinion, is doubtful and no additional provision has been considered in the accounts recognising probable loss to that extent.*

Had the provision been considered for the above,

a) *the loss for the period would have been Rs.70522.63 lac as against the reported loss of Rs.56682.41 lac*

b) *the accumulated loss as at 31 March 2008 would have been Rs.88031.65 lac as against the reported loss of Rs.74191.43 lac*

c) *the carrying value of investments would have been Rs.89813.19 lac as against the reported investments of Rs.103653.41 lac*

d) *the earnings per share (Basic & Diluted) would have been (Rs.65.58) as against (Rs.52.75)*

viii) *Attention is invited to Note No.B-3(a) of Schedule 15 regarding the debt servicing obligations as per the Corporate Debt Restructuring (CDR) package dated 19 March 2003 which have already fallen due for payment but remaining unpaid. In view of the acquisition of substantial portion of the financial assistance granted by certain banks / financial institutions by Asset Reconstruction Company (India) Limited (ARCIL) together with all security interests in respect thereof and Company's negotiation with ARCIL for a suitable restructuring scheme and in the absence of any specific demand by any of the lenders, we are unable to express an opinion on the additional liability that could arise on the non fulfilment of the repayment obligation as per the CDR Package;*

ix) Subject to the adjustments which may be required in respect of matters specified in paragraphs (vi) and (viii) above, the effect of which we are unable to determine and subject to the effect on the financial statements of the matter referred to in paragraph (vii) above, in our opinion and to the best of our information and according to the explanations given to us, the said accounts read with the significant accounting policies and notes thereon give the information required by the Companies Act, 1956, in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India:

(a) in the case of the Balance Sheet, of the state of affairs of the Company as at 31 March 2008;

(b) in the case of the Profit and Loss Account, of the Loss for the period ended on that date; and

(c) in the case of the Cash Flow Statement, of the Cash flows for the period ended on that date.

For FRASER & ROSS
Chartered Accountants

M K ANANTHANARAYANAN
Partner
Membership No: 19521

Place : Chennai
Date : 30 June 2008

ANNEXURE REFERRED TO IN PARAGRAPH 3 OF OUR REPORT OF EVEN DATE

i. a. The Company has maintained records showing particulars, including quantitative details and situation of fixed assets.

b. All the assets have not been physically verified by the management during the period but there is a regular programme of verification which, in our opinion, is reasonable having regard to the size of the Company and nature of its assets. The discrepancies noticed on such verification though not material have been appropriately dealt with in the books of account.

c. The fixed assets disposed off during the period, in our opinion, do not constitute a substantial part of the fixed assets of the Company and such disposal has, in our opinion, not affected the going concern status of the Company.

ii. a. The inventory has been physically verified during the period by the management. In our opinion, the frequency of verification is reasonable.

b. In our opinion and according to the information and explanations given to us, the procedures of physical verification of inventories followed by the management were reasonable and adequate in relation to the size of the Company and the nature of its business.

c. In our opinion and according to the information and explanations given to us, the Company has maintained proper records of its inventories and no material discrepancies were noticed on physical verification.

iii. a. According to the information and explanations given to us, the Company has in earlier years granted unsecured loan to a Company, covered in the register maintained under Section 301 of the Companies Act, 1956. The maximum amount involved during the period was Rs.1530.00 lac and the year-end balance of loans granted to such party was Rs.920.38 lac.

b. In our opinion and according to the information and explanations given to us, the terms and conditions on which above said loan has been granted to the Company listed in the register maintained under section 301 of the Companies Act, 1956 are not prima facie prejudicial to the interest of the Company *except that no interest has been accrued during the period in respect of the above loan.*

c. The Company had taken loan from financial institutions / banks covered in the register maintained under section 301 of the Companies Act, 1956. The maximum amount involved during the period was Rs.9382.95 lac and the aggregate period-end balance of loans taken from such parties was Rs.9002.48 lac.

d. In our opinion, the rate of interest and other terms and conditions on which loans have been taken from financial institutions / banks listed in the register maintained under section 301 of the Companies Act, 1956 are not, prima facie prejudicial to the interest of the Company.

e. *On implementation of the Corporate Debt Restructuring Scheme (CDR Scheme) the repayment terms have been redefined and the principal and interest aggregating to Rs.1977.45 lac have become overdue.*

iv. In our opinion and according to the information and explanations given to us and having regard to the explanations that some of the items purchased / sold of a special nature for which comparative quotations / prices are not available, there are adequate internal control procedures commensurate with the size of the Company and the nature of its business with regard to purchases of inventory, fixed assets and with regard to the sale of goods and services. During the course of our audit, we have not observed any continuing failure to correct major weakness in such internal controls.

v. a. According to the information and explanations given to us, we are of the opinion that the particulars of contracts or arrangements that need to be entered into the register maintained under Section 301 of the Companies Act, 1956 have been so entered.

b. In our opinion and according to the information and explanations given to us, and having regard to our comments in para (iv) above, where transactions made with different parties, the transactions made in pursuance of contracts or arrangements entered in the register maintained under Section 301 of the Companies Act, 1956 and exceeding the value of rupees five lac in respect of any party during the period have been made at prices which are reasonable having regard to prevailing market prices at the relevant time.

vi. In our opinion and according to the information and explanations given to us, the Company has complied with the provisions of sections 58A and 58AA or any other relevant provisions of the Companies Act, 1956 and the Companies (Acceptance of Deposits) Rules, 1975 with regard to the deposits accepted from the public in earlier years. We were informed that no order has been passed by National Company Law Tribunal or Reserve Bank of India or any Court or any other Tribunal.

vii. In our opinion, the Company has an internal audit system commensurate with the size and the nature of its business.

viii. We have broadly reviewed the books of account relating to materials, labour and other items of cost maintained by the Company pursuant to the Rules made by the Central Government for the maintenance of cost records under Section 209(1)(d) of the Companies Act, 1956 in respect of

Fertilisers, Sulphuric acid, Penicillin-G, Bulk drugs and Formulations and we are of the opinion that *prima facie* the prescribed accounts and records have been made and maintained. We have, however, not made a detailed examination of these records. To the best of our knowledge and according to the information and explanations given to us, the Central Government has not prescribed the maintenance of cost records for any other product of the Company.

ix. a. The Company is generally regular in depositing with appropriate authorities undisputed statutory dues, including Provident Fund, Investor Education and Protection Fund, Employees' State Insurance, Income Tax, VAT, Wealth Tax, Service Tax, Customs Duty, Excise Duty, Cess and any other material statutory dues applicable to it.

b. According to the information and explanations given to us, no undisputed amounts payable in respect of Provident Fund, Investor Education and Protection Fund, Employees' State Insurance, Income Tax, VAT, Wealth Tax, Service Tax, Customs Duty, Excise Duty, Cess and other statutory dues were in arrears, as at 31 March 2008 for a period more than 6 months from the date they became payable.

c) According to the information and explanations given to us, there are no dues of Income Tax, Wealth Tax, Service Tax, Sales Tax, Customs Duty, Excise Duty and Cess which have not been deposited on account of any dispute *except for the dues referred to in Note No. 2(f) of Schedule 15B to the accounts and tax on electricity consumed by the Company of Rs.318.88 lac laid under Tamil Nadu Tax on Consumption or Sale of Electricity Act 2003 for the financial years 2004 to 2008.*

x. In our opinion, the accumulated loss of the Company is more than fifty percent of its networth. The Company has incurred cash losses during the financial period under audit and in the immediately preceding financial year.

xi. *In our opinion and according to the information and explanations given to us, loans amounting to Rs.67942.09 lac have fallen due to financial institutions, banks and debenture holders as indicated in Note No: 3(b) of Schedule 15. Out of these dues, certain dues have been assigned in favour of the Asset Reconstruction Company (India) Ltd (ARCIL) pursuant to the provisions of Securitisation and Reconstruction of Financial Assets and Enforcement of Security Interest Act, 2002 (SARFAESI Act) as indicated in Note No: 3(b) of Schedule 15.*

xii. The Company has not granted any loans and advances on the basis of security by way of pledge of shares, debentures and other securities.

xiii. In our opinion, the Company is not a chit fund or nidhi / mutual benefit fund / society. Therefore, the provisions of clause 4 (xiii) of the Companies (Auditor's Report) Order, 2003 are not applicable to the Company.

xiv. In our opinion, the Company is not dealing in or trading in shares, securities, debentures and other investments. Accordingly, the provisions of clause 4 (xiv) of the Companies (Auditor's Report) Order, 2003 are not applicable to the Company.

xv. In our opinion and according to the information and explanations given to us, the Company has not, during the period, given any guarantee for loans taken by others from banks and financial institutions. In respect of guarantees issued by the Company in earlier years and remaining enforceable towards loans taken by others from banks and financial institutions, the terms and conditions of the guarantees, are not *prima facie* prejudicial to the interests of the Company *except that the said guarantees are not covered by any security.*

xvi. According to the information and explanations given to us, during the period the Company has not taken any term loan.

xvii. According to the cashflow statement and other records examined by us and the information and explanations given to us, on an overall basis, funds raised on short term basis have not been used during the period for long term investment.

xviii. According to the information and explanations given to us, the Company has not made any preferential allotment of shares to parties and companies covered in the Register maintained under Section 301 of the Companies Act, 1956.

xix. The Company has not issued any debentures during the period. However, the Company has created security in respect of debentures issued in earlier years.

xx. The Company has not raised money by way of public issues during the period.

xxi. To the best of our knowledge and belief and according to the information and explanations given to us, no fraud on or by the Company was noticed or reported during the period.

For FRASER & ROSS
Chartered Accountants

M K ANANTHANARAYANAN
Partner
Membership No: 19521

Place : Chennai
Date : 30 June 2008

BALANCE SHEET AS AT 31 MARCH 2008

(Rupees in lac)

	Schedule		As at 31 March 2008		As at 30 September 2006
SOURCES OF FUNDS					
Shareholders' funds:					
Share Capital	1	12044.82		12044.82	
Reserves and surplus	2	23770.87		23770.87	
			35815.69		35815.69
Loan funds:					
Secured	3	209949.09		172491.70	
Unsecured	4	44181.66		41690.97	
			254130.75		214182.67
Total			289946.44		249998.36
APPLICATION OF FUNDS					
Fixed assets:	5				
Gross block			270402.53		276210.11
Less:Depreciation			138308.13		132949.64
Net block			132094.40		143260.47
Capital work-in-progress / advances			2119.97		2119.19
			134214.37		145379.66
Investments	6		103653.41		107857.21
Current assets, loans and advances:					
Inventories	7	16082.88		15749.44	
Sundry debtors	8	12001.25		16952.88	
Cash and bank balances	9	19347.57		391.58	
Loans and advances	10	16502.53		46800.61	
		63934.23		79894.51	
Less: Current liabilities & provisions	11				
Liabilities		86186.97		101039.00	
Net current assets			(22252.74)		(21144.49)
Miscellaneous expenditure (to the extent not written off or adjusted) (Refer Note No. B - 12 of Schedule 15)			139.97		396.96
Profit and loss account			74191.43		17509.02
Total			289946.44		249998.36
Notes on accounts	15				

Per our report attached

For FRASER & ROSS
Chartered Accountants

M K ANANTHANARAYANAN
Partner

Place : Chennai
Date : 30 June 2008

Dr A C MUTHIAH
Chairman

M JAYASANKAR
Director

N R KRISHNAN
Director

ASHWIN C MUTHIAH
Vice Chairman

KUMAR JAYANT
Director

N RAMAKRISHNAN
Secretary

PROFIT AND LOSS ACCOUNT FOR THE EIGHTEEN MONTHS PERIOD ENDED 31 MARCH 2008

(Rupees in lac)

	Schedule		Eighteen Months ended 31 March 2008		Eighteen Months ended 30 September 2006
INCOME					
Sales and services (Refer Note No: B - 17(c) of Sch. 15)		150578.55		329471.96	
Less: Excise duty		2828.68		2043.16	
			147749.87		327428.80
Other income	12		7815.80		5790.46
TOTAL INCOME			155565.67		333219.26
EXPENDITURE					
Purchase of finished goods			962.40		1668.18
Manufacturing and other expenses	13		160188.34		332330.22
Interest and financial charges (net)	14		38234.81		29911.49
Depreciation for the year		12590.48		11923.87	
Less: Credit for amount withdrawn from revaluation reserve [Note B-5(h)]		-		3666.86	
			12590.48		8257.01
TOTAL EXPENDITURE			211976.03		372166.90
Loss for the period before taxation			(56410.36)		(38947.64)
Provision for Tax					
Less: Current tax - Relating to earlier years			156.76		-
Less: Fringe Benefit Tax (FBT)			115.29		134.94
Loss for the period after Tax			(56682.41)		(39082.58)
Add: Loss brought forward from the previous period			(17509.02)		(32550.57)
			(74191.43)		(71633.15)
Less: Accumulated Profit as on 31 March 2006 relating to SPIC Holdings and Investments Limited, an Amalgamating Company			-		744.67
			(74191.43)		(70888.48)
Less: Accumulated loss as at 31 March 2006 adjusted against Revaluation reserve			-		53379.46
Balance loss carried to balance sheet			(74191.43)		(17509.02)
Basic & Diluted earnings per share of Rs.10 each			(52.75)		(36.53)
Notes on accounts	15				

Per our report attached

For FRASER & ROSS
Chartered Accountants

M K ANANTHANARAYANAN
Partner

Place : Chennai
Date : 30 June 2008

Dr A C MUTHIAH
Chairman

M JAYASANKAR
Director

N R KRISHNAN
Director

ASHWIN C MUTHIAH
Vice Chairman

KUMAR JAYANT
Director

N RAMAKRISHNAN
Secretary

CASH FLOW STATEMENT FOR THE EIGHTEEN MONTHS ENDED 31 MARCH 2008

(Rupees in lac)

		Eighteen Months ended 31 March 2008		Eighteen Months ended 30 September 2006	
A.	**CASH FLOW FROM OPERATING ACTIVITIES:**				
	Profit/(Loss) for the period		**(56410.36)**		(38947.64)
	Adjustment for :				
	Depreciation	**12590.48**		8257.01	
	Loss on sale/retirement of assets	**314.22**		508.23	
	Loss on sale of investments	-		(18.48)	
	Inventories written off	-		481.64	
	Dimunition in the value of investments	**8554.20**		443.43	
	Provision for non moving inventories	**937.89**		-	
	Miscellaneous expenditure written off	**256.99**		351.50	
	Provision for doubtful debts and advances	**3777.51**		1191.04	
	Bad debts and advances written off	**217.20**		7789.75	
	Exchange fluctuation Loss/(Gain)	**(2495.63)**		795.97	
	Interest and financial charges	**38511.47**		30078.62	
	Income from investments	**(2142.54)**		(3040.61)	
	Interest income	**(276.66)**		(167.13)	
			60245.13		46670.97
	Operating profit before working capital changes		**3834.77**		7723.33
	Adjustments for :				
	(Increase)/Decrease in sundry debtors	**4211.69**		(3704.29)	
	(Increase)/Decrease in inventories	**(1271.34)**		(1689.61)	
	(Increase)/Decrease in loans and advances	**29038.77**		2032.15	
	Increase/(Decrease) in current liabilities and provisions	**(19283.67)**		21111.88	
			12695.45		17750.13
	Cash generated from operations		**16530.22**		25473.46
	Direct taxes (Paid) / Received		**(762.39)**		163.10
	NET CASH FROM OPERATING ACTIVITIES		**15767.83**		25636.56
B.	**CASH FLOW FROM INVESTING ACTIVITIES :**				
	Deletions/(Additions) to fixed assets, including capital work-in-progress / advances adjustments for exchange fluctuation	**(2175.45)**		(1373.46)	
	Proceeds from sale of fixed assets	**436.04**		164.71	
	Income from investments	**842.40**		780.70	
	Purchase of investments	**(4350.40)**		-	
	Proceeds from sale of investments	-		189.94	
	Interest income	**276.66**		167.13	
			(4970.75)		(70.98)
	NET CASH FROM INVESTING ACTIVITIES		**(4970.75)**		(70.98)

CASH FLOW STATEMENT (Contd.)

(Rupees in lac)

	Eighteen Months ended 31 March 2008		Eighteen Months ended 30 September 2006	
C. CASH FLOW FROM FINANCING ACTIVITIES :				
Repayment of borrowings	-		(5608.17)	
Long term borrowings	33812.27		-	
Dividend paid	(43.98)		(27.05)	
Deposits paid	(57.56)		-	
Interest and financial charges paid	(25551.82)		(19955.69)	
		8158.91		(25590.91)
NET CASH USED IN FINANCING ACTIVITIES		8158.91		(25590.91)
NET CASH FLOWS DURING THE PERIOD (A+B+C)		18955.99		(25.33)
Cash and cash equivalents (opening balance)		391.58		416.91
Cash and cash equivalents (closing balance)		19347.57		391.58
Disclosure of non cash transactions				
Write off old subsidies	-		36954.74	
Write off of advances	-		6494.31	
Restatement of liabilities	-		4885.57	
Conversion of loan to Investment	-		6379.06	
Investments acquired on amalgamation	-		1590.66	
Unpaid interest	26543.06		-	
Exchange (loss) / gain on restatement of FRN liability	1830.12		-	
Conversion of Subsidy to Investment	4350.40		-	

Per our report attached

For FRASER & ROSS
Chartered Accountants

M K ANANTHANARAYANAN
Partner

Place : Chennai
Date : 30 June 2008

Dr A C MUTHIAH
Chairman

M JAYASANKAR
Director

N R KRISHNAN
Director

ASHWIN C MUTHIAH
Vice Chairman

KUMAR JAYANT
Director

N RAMAKRISHNAN
Secretary

(Rupees in lac)

SCHEDULE 1 SHARE CAPITAL		As at 31 March 2008		As at 30 September 2006
Authorised:				
19,10,00,000 (19,10,00,000) Equity shares of Rs.10 each	19100.00		19100.00	
1,09,00,000 (1,09,00,000) Redeemable cumulative preference shares of Rs.100 each	10900.00		10900.00	
		30000.00		30000.00
Issued, subscribed and paid up:				
10,79,48,196 (10,79,48,196) Equity shares of Rs.10 each	10794.82		10794.82	
3,00,000 (3,00,000) 14.50% Redeemable cumulative non-convertible preference shares of Rs.100 each	300.00		300.00	
8,50,000 (8,50,000) 11.50% Redeemable cumulative non-convertible preference shares of Rs.100 each	850.00		850.00	
1,00,000 (1,00,000) 10.00% Redeemable cumulative non-convertible preference shares of Rs.100 each	100.00		100.00	
		12044.82		12044.82

Notes :

1. **Equity shares include:**

   (a) 1,70,00,000 Equity shares allotted as fully paid up bonus shares, by capitalisation of Rs.1700 lac, from General Reserve.

2. **Preference shares:**

   (a) 14.50% Redeemable cumulative non-convertible preference shares of Rs.300 lac issued on private placement basis, are redeemable at par after the expiry of 60 months from the date(s) of allotment, have fallen due for redemption during the year 2001-02.

   (b) 11.50% Redeemable cumulative non-convertible preference shares of Rs.850 lac issued on private placement basis, redeemable at par after the expiry of 36 months from the date(s) of allotment, have fallen due for redemption during the year 2002-03.

   (c) 10.00% Redeemable cumulative non-convertible preference shares of Rs.100 lac issued on private placement basis, redeemable at par after the expiry of 36 months from the date(s) of allotment, have fallen due for redemption during the year 2003-04.

(Rupees in lac)

SCHEDULE 2 RESERVES AND SURPLUS	As at 30 September 2006	Additions	Deductions	As at 31 March 2008
Securities Premium Account	13332.30	-	-	13332.30
Debenture Redemption Reserve	3800.00	-	-	3800.00
Capital Redemption Reserve	6500.00	-	-	6500.00
Capital Reserve	97.24	-	-	97.24
Statutory Reserve	41.33	-	-	41.33
Total	23770.87	-	-	23770.87

(Rupees in lac)

SCHEDULE 3 SECURED LOANS #	As at 31 March 2008	As at 30 September 2006
I. **Privately placed non-convertible debentures :** *		
(i) Series VII	**4500.00**	4500.00
Funded interest term loan	**2092.65**	2092.65
(ii) Series XIII	**10000.00**	10000.00
Funded interest term loan	**2277.06**	2277.06
Interest accrued and due	**6404.71**	3308.09
II. **Loans :**		
(a) From banks		
(i) Term Loans	**36221.33**	84716.91
(ii) Working capital loans and cash credit facilities	**17684.35**	24352.28
(b) From financial institutions		
Term loans	**10638.59**	41244.71
(c) Long term Loans and advances from others **	**120130.40**	-
Total	**209949.09**	172491.70

* Includes debentures assigned to Asset Reconstruction Company (India) Limited (ARCIL) Rs.16682.03 lac (Previous Period Rs. Nil) (Refer Note No. B - 3 (b) of Schedule 15)

** Represent borrowings from certain banks and financial institutions which have been assigned to ARCIL by them. (Refer Note No. B - 3 (b) of Schedule 15)

\# Refer Note No. B - 3 (d) of Schedule 15

Notes to Schedule 3:

1. The secured loans as above are secured / to be secured by a *pari-passu* charge, by way of joint equitable mortgage, on immovable and movable properties of the Company, both present and future, hypothecation of inventories and all present and future book debts of the Company including Government subsidies, pledge of Company's investments in equity of other companies identified for divestment, Personal Guarantee of two Director(s) and by pledge of shareholding of the private promoters in the Company.

2. (i) Series VII privately placed non-convertible debentures (Face value Rs.4500 lac) in item I (i) are redeemable, at par, as follows :

Year	2006	2007	2008	2009	2010	2011	2012	2013	2014
Rs. in lac	225	225	225	225	225	450	1125	900	900

(ii) Series XIII privately placed non-convertible debentures (Face value Rs.10000 lac) in item I (ii) are redeemable, at par, as follows:

Year	2006	2007	2008	2009	2010	2011
Rs. in lac	875	1375	1750	1875	2250	1875

SCHEDULE 4 UNSECURED LOANS #		
a) Floating Rate Notes	**29620.88**	31341.51
b) From Financial Institutions		
- Inter Corporate Deposit from TIDCO	**5770.00**	5770.00
c) Others	-	548.50
d) Interest accrued and Due	**8790.78**	4030.96
Total	**44181.66**	41690.97

\# Amount repayable within one year Rs.15700.18 lac (Previous Period Rs.10349.46 lac)

SCHEDULE 5

FIXED ASSETS

(Rupees in lac)

Description	GROSS BLOCK					DEPRECIATION				NET BLOCK	
	As at 30 September 2006	Revaluation Uplift	Additions/ Adjustments	Deductions/ Adjustments	As at 31 March 2008 @	As at 30 September 2006	Additions/ Adjustments	Deletions/ Adjustments	As at 31 March 2008	As at 31 March 2008	As at 30 September 2006
Freehold Land and Development	19300.30	-	-	-	19300.30	-	-	-	-	19300.30	19300.30
Leasehold Land	1201.41	-	-	-	1201.41	-	51.22#	-	51.22	1150.19	1201.41
Buildings and sanitary fittings	44922.45	-	-	110.59	44811.86	13026.07	1187.81	7.52	14206.36	30605.50	31896.38
Plant and Machinery	197043.27	-	1923.28	7308.71	191657.84	111828.03	10422.80	6860.13	115390.70	76267.14	85215.24
Electrical fittings and water supply installations	6591.50	-	29.43	4.14	6616.79	4097.31	397.52	3.89	4490.94	2125.85	2494.19
Furniture, Fixtures, office and other equipment	4766.49	-	142.87	395.72	4513.64	3065.82	339.05	243.15	3161.72	1351.92	1700.67
Roads	1120.61	-	-	18.08	1102.53	338.52	61.91	17.90	382.53	720.00	782.09
Railway siding	618.78	-	-	-	618.78	186.52	21.31	-	207.83	410.95	432.26
Technical know-how	161.81	-	-	-	161.81	113.26	48.54	-	161.80	0.01	48.55
Vehicles	483.49	-	79.09	145.01	417.57	294.11	60.32	99.40	255.03	162.54	189.38
Total	276210.11	-	2174.67	7982.25	270402.53	132949.64	12590.48	7231.99	138308.13	132094.40	
Previous Period	252033.55	36769.79	1682.53	14275.76	276210.11	125415.90	11923.87	4390.13	132949.64	.	143260.47
Capital Work-in-progress / advances (Refer Note No. B - 6 of Schedule 15)										2119.97	2119.19
										134214.37	145379.66

@ Includes certain lands which are yet to be transferred to the Company's name.
# Includes Rs.29.33 lac relating to earlier years

(Rupees in lac)

SCHEDULE 6 **INVESTMENTS**	**As at 31 March 2008**	As at 30 September 2006
I. <u>NON - TRADE (AT COST) - LONG TERM</u>		
(Unquoted unless otherwise stated)		
a) <u>In Bonds</u>		
SPIC Petrochemicals Limited	**30609.63**	30609.63
b) <u>Mutual Funds</u>		
In units of Unit Trust of India		
25,020 (25,020) Units of Rs.10 each	**3.36**	3.36
In Canara Robeco Fortune-94 units of CanBank Mutual Fund (formerly known as GIC Fortune-94 units of GIC Mutual Fund).		
12,626 (12,626) units of Rs.10 each	**1.00**	1.00

INVESTMENTS (Contd.)

(Rupees in lac)

		As at 31 March 2008	As at 31 September 2006
c)	**In shares (fully paid)**		
	15 (15) shares of Rs.50 each in Cuffe Castle Co-operative Housing Society Limited costing Rs.750 (Rs.750)	0.01	0.01
	25 (25) shares of Rs.5 each in Kodaikanal Co-operative Stores Limited costing Rs.125 (Rs.125)	-	-
	Chennai Willington Corporate Foundation 50 (50) Equity shares of Rs.10 each costing Rs.450 (Rs.450)	-	-
II.	**TRADE (AT COST) - LONG TERM**		
	(Fully paid Equity shares, unless otherwise stated)		
a)	**In subsidiary companies - Unquoted**		
	Indo-Jordan Chemicals Company Limited 2,31,63,000 (2,31,63,000) Equity shares of JD 1 each	13747.68	13747.68
	Ind-Ital Chemicals Limited 1,26,873 (1,26,873) Equity shares of Rs.100 each	345.89	345.89
	SPIC Fertilizers and Chemicals Limited, Mauritius 3,26,40,000 (3,26,40,000) Equity shares of USD1 each	18453.62	18453.62
	SPIC Petrochemicals Limited 25,37,50,009 (25,37,50,009) Equity shares of Rs.10 each	25375.00	25375.00
	Others - Unquoted		
	Technip India Limited 14,50,000 (14,50,000) Equity shares of Rs.10 each	145.00	145.00
	EDAC Engineering Limited (formerly known as SPIC-JEL Engineering Construction Limited) 14,27,143 (14,27,143) Equity shares of Rs.10 each	252.12	252.12
	Biotech Consortium India Limited 2,50,000 (2,50,000) Equity shares of Rs.10 each	25.00	25.00
	Cuddalore SIPCOT Industries Common Utilities Limited 15,915 (15,915) Equity shares of Rs.100 each	15.92	15.92
	Gold Nest Trading Company Limited 2,49,000 (2,49,000) Equity shares of Rs.100 each	250.25	250.25
	Orchard Microsystems Limited 32,62,100 (32,62,100) Equity shares of Rs.10 each	270.60	270.60
	National Aromatics & Petrochemicals Corporation Limited 25,000 (25,000) Equity shares of Rs.10 each	2.50	2.50
	SPIC Electric Power Corporation Private Limited 5,00,000 (5,00,000) Equity shares of Rs.10 each	50.00	50.00
	Tuticorin Alkali Chemicals and Fertilisers Limited 20,00,000 (20,00,000) - 5% Redeemable Cumulative Preference shares of Rs.100 each	2000.00	2000.00
	SPIC Aromatic & Chemicals Corporation Limited 5,000 (5,000) 8 % Redeemable Cumulative Non Convertible Preference shares of Rs.100 each	5.00	5.00
	SPIC Petrochemicals Limited 5,000 (5,000) 8 % Redeemable Cumulative Non Convertible Preference shares of Rs.100 each	5.00	5.00

INVESTMENTS (Contd.)

(Rupees in lac)

	As at 31 March 2008	As at 30 September 2006
b) Quoted		
Tuticorin Alkali Chemicals and Fertilisers Limited 66,80,113 (66,80,113) Equity shares of Rs.10 each	1935.67	1935.67
SICAL Logistics Limited 5,77,681 (5,77,681) Equity shares of Rs.10 each	158.14	158.14
SICAGEN India Limited * 5,77,681 (Nil) Equity shares of Rs.10 each	-	-
Tamilnadu Petroproducts Limited 1,52,34,375 (1,52,34,375) Equity shares of Rs.10 each	1980.47	1980.47
SPEL Semiconductor Limited 2,58,11,207 (2,58,11,207) Equity shares of Rs.10 each	7738.98	7738.98
Manali Petrochemical Limited ** 6,58,66,053 Equity shares of Rs.5 each (Previous year 4,39,10,702 Equity shares of Rs. 7.50 each)	4484.32	4484.32
ICICI Bank Limited 383 (383) Equity shares of Rs.10 each	0.20	0.20
State Bank of Bikaner and Jaipur 345 (345) shares of Rs.100 each	1.85	1.85
II TRADE (AT COST) - CURRENT (Unquoted unless otherwise stated) (Refer Note No. B - 10 of Schedule 15)		
8.30% Fertilizer Companies GOI Special Bonds, 2023	3800.00	-
7.95% Fertilizer Companies GOI Special Bonds, 2026	550.40	-
	112207.61	107857.21
Less :Provision for diminution in value of investments	8554.20	-
Total	103653.41	107857.21
Aggregate value of unquoted investments	88568.00	91557.58
Aggregate value of quoted investments	15085.41	16299.63
Market value of quoted investments	17147.30	16203.64

* Consequent to the Scheme of Arrangement (Demerger) between SICAL LOGISTICS LIMITED and SICAGEN INDIA LIMITED,Sanctioned by the Hon'ble High Court of Madras, by Order dated 20 December 2007, the Company has been allotted 577681 equity shares of the face value of Rs.10 each in SICAGEN INDIA LIMITED.

** 21955351 shares allotted to the Company consequent to the consolidation / restructuring of the fully paid up equity shares of Rs.7.50 per share to Rs.5 per share.

SCHEDULE 7

INVENTORIES

		As at 31 March 2008		As at 30 September 2006
Stores and spares		4354.85		5847.17
Raw materials		5244.19		5290.04
Work-in-process		1682.54		728.75
Contracts-in-progress	3791.97		2677.35	
Less: Progress payments received	267.98		267.98	
		3523.99		2409.37
Finished goods		1277.31		1474.11
Total		16082.88		15749.44

(Rupees in lac)

SCHEDULE 8 SUNDRY DEBTORS		As at 31 March 2008		As at 30 September 2006
Unsecured :				
Debts outstanding for a period exceeding six months:				
Considered good*	6172.38		4370.28	
Considered doubtful	2884.21		2393.52	
		9056.59		6763.80
Other debts:				
Considered good*		5828.87		12582.58
		14885.46		19346.38
Less : Provision for doubtful debts		2884.21		2393.50
Total		12001.25		16952.88

* Includes Rs.3566.01 lac in Debts exceeding six months (Previous Period Rs.975.36 lac) and Rs.634.62 lac in Other debts (Previous Period Rs.946.18 lac) retentions on account of Contract-in-progress.

SCHEDULE 9 CASH AND BANK BALANCES			
Cash and Cheques on hand		23.70	28.89
Bank Balances			
With Scheduled Banks :			
In Current Accounts		340.82	141.49
In Fixed Deposits		18961.80	154.70
In Dividend Accounts		15.95	59.93
With Other Banks :			
In Current Accounts			
- The Gulf Bank, Kuwait	(1)	5.30	5.30
- Bank of Baroda, London	(2)	-	1.27
Total		19347.57	391.58

Maximum Balance at any time during the period

	Current Period	Previous Period
(1)	Rs.237.81 lac	(Rs.237.81 lac)
(2)	Rs.6.00 lac	(Rs.6.60 lac)

(Rupees in lac)

SCHEDULE 10 LOANS AND ADVANCES		As at 31 March 2008		As at 30 September 2006
Advances to / recoverable from subsidiary companies				
Considered good	5079.46		5757.97	
Considered doubtful	1630.03		-	
	6709.49		5757.97	
Less : Provision for doubtful advances	1630.03		-	
		5079.46		5757.97
Advances recoverable in cash or in kind or for value to be received:				
Secured-Considered good		402.78		358.56
Unsecured:				
Considered good	8739.37		38893.50	
Considered doubtful	2448.42		823.65	
	11187.79		39717.15	
Less : Provision for doubtful advances	2448.42		823.65	
		8739.37		38893.50
Prepaid taxes less provisions		2280.92		1790.58
Total		16502.53		46800.61

SCHEDULE 11

CURRENT LIABILITIES AND PROVISIONS

CURRENT LIABILITIES:

Sundry creditors				
- Dues to micro and small enterprises (Refer Note No.B-18 of Schedule 15)	15.49		11.44	
- Other than micro and small enterprises	70035.36		95988.79	
- Subsidiary companies	4741.65		74.14	
Advance from customers	2442.84		905.30	
Unclaimed dividends*	15.95		59.93	
Unclaimed deposits*	27.33		84.89	
Interest accrued but not due on loans	8908.35		3914.51	
		86186.97		101039.00
Total		86186.97		101039.00

* There are no amounts due and outstanding to be credited to the Investor Education and Protection Fund.

(Rupees in lac)

SCHEDULE 12 OTHER INCOME	Eighteen Months ended 31 March 2008	Eighteen Months ended 30 September 2006
Dividends from trade investments	2141.87	3039.53
Dividend from non-trade investments	0.67	1.08
Exchange Fluctuation Gain (Net of Loss)	2495.63	-
Miscellaneous	3177.63	2749.85
Total	7815.80	5790.46

(Rupees in lac)

SCHEDULE 13 MANUFACTURING AND OTHER EXPENSES		Eighteen Months ended 31 March 2008		Eighteen Months ended 30 September 2006
Raw materials consumed				
Opening stock	5290.04		4874.69	
Add: Purchases	67891.97		201141.12	
	73182.01		206015.81	
Less: Raw materials sold at cost	599.33		3903.79	
	72582.68		202112.02	
Less: Closing stock	5244.19		5290.04	
Raw materials consumed		67338.49		196821.98
Stores and spares consumed		933.19		1341.64
Power and fuel charges		22773.82		61205.54
Sales promotion expenses		150.03		350.55
Salaries, wages and bonus		7354.42		6721.18
Contribution to gratuity and superannuation funds		1059.34		1162.07
Contribution to provident and other funds		432.26		420.57
Staff welfare expenses		941.97		1007.63
Rent		1158.21		1593.40
Rates and taxes		3049.89		1579.59
Excise duty *		77.29		183.09
Insurance		1083.30		1545.96
Repairs to:				
Plant and machinery	2619.17		3095.75	
Buildings	564.64		694.64	
Others	554.61		710.05	
		3738.42		4500.44
Rebates and discounts		2051.23		5212.02
Packing, transportation and handling		4936.63		15021.32
Provision for doubtful debts and advances **		3777.51		1191.04
Bad debts & advances written off	249.22		7789.75	
Less: Written off from provision	32.02		-	
		217.20		7789.75
Provision for non - moving Inventories		937.89		-
Turnover tax		425.94		1910.60
Loss on sale / Retirement of assets (Net)		314.22		372.54
Impairment of Assets		-		135.69
(Profit) / Loss on sale of investments		-		(18.48)
Diminution in the value of an Investment written off		-		443.43
Provision for diminution in value of Investment		8554.20		-
Supply of materials and equipment for construction contracts		19760.92		12686,47
Sub-contractors payment		4729.38		2133.89
Exchange Fluctuation loss (Net)		-		795.97
Miscellaneous expenses		6264.20		6759.28
Opening Stock				
Finished goods	1474.11		2665.54	
Work-in-process (including Contracts-in-progress)	3406.10		1677.73	
	4880.21		4343.27	
Closing Stock				
Finished goods	1277.31		1474.11	
Work-in-process (including Contracts-in-progress)	5474.51		3406.10	
	6751.82		4880.21	
		(1871.61)		(536.94)
Total		160188.34		332330.22

* Represents excise duty on stock differential. Excise duty on sales for the period is shown as deduction from turnover.

** Net of provision written back Rs.167.31 lac (Previous period Rs. Nil)

(Rupees in lac)

SCHEDULE 14 INTEREST AND FINANCIAL CHARGES		Eighteen Months ended 31 March 2008		Eighteen Months ended 30 September 2006
On debentures		3226.79		2696.10
On fixed loans		22668.11		20558.26
On others		12616.57 #		6824.26
		38511.47		30078.62
Less : Interest on deposits, book debts, loans and others (Tax deducted at source on interest received Rs.30.66 lac; Previous Period Rs.2.72 lac)	276.66		167.13	
		276.66		167.13
Total		38234.81		29911.49

Includes relating to earlier years of Rs.2772.95 lac payable to two lenders who have not given their consent to CDR Package of 2003.

SCHEDULE 15

NOTES ON ACCOUNTS FOR THE PERIOD ENDED 31 MARCH 2008

A. SIGNIFICANT ACCOUNTING POLICIES

i) Basis of accounting

The financial statements have been prepared under the historical cost convention on accrual basis and in accordance with the accounting principles generally accepted in India and comply with mandatory Accounting Standards notified by the Central Government of India under the Companies (Accounting Standards) Rules, 2006 and with the relevant provisions of the Companies Act, 1956, except for certain fixed assets which are revalued.

ii) Use of Estimates

The preparation of financial statements requires the Management to make estimates and assumptions considered in the reported amounts of assets and liabilities including the disclosure of contingent liabilities as of the date of the financial statements and the reported income and expenses during the reporting period. Management believes that the estimates used in preparation of the financial statements are prudent and reasonable. Actual results could vary from these estimates. Any revision to accounting estimates is recognized prospectively in the current and future periods.

iii) Fixed Assets and Depreciation

Tangible Assets

Fixed Assets including intangible assets are capitalised at acquisition cost, including directly attributable cost of bringing the assets to its working condition for the intended use.

Certain assets have been revalued as on 1 January 1985, 31 March 1996, 31 March 1999, 31 March 2000, 1 April 2002, 1 April 2003 and 31 March 2006 and the resultant surplus has been added to the cost of the assets with a corresponding credit to Revaluation Reserve Account.

Depreciation on fixed assets is provided on Straight Line Method (SLM) in accordance with and in the manner prescribed in Schedule XIV to the Companies Act, 1956. In respect of assets acquired prior to 1 April 1993 where depreciation was provided on SLM as per section 205(2) (b) of the Companies Act, 1956 at rates which were higher than Schedule XIV rates, depreciation on the unamortised depreciable amount is provided over the residual life of the respective fixed assets.

Intangible Assets

Technical Knowhow is amortised over a period of five years.

iv) Investments

Long-term investments are valued at cost. Provision for diminution in the value of long-term investments is made, only if such decline is other than temporary in nature, in the opinion of the Management. Current Investments are carried at lower of cost or market value.

v) Inventories

Inventories are valued at lower of cost and net realisable value. The method of determining cost of various categories of inventories of various divisions is as follows:

Stores, spares and raw materials	-	Monthly weighted average method/first in first out method/annual average method
Work-in-Process and finished goods	-	Average cost of last quarter's production/average annual cost, computed on full absorption costing method
Contract-in-Progress	-	Work-in-Process on construction contracts reflects proportionate value of inputs and expenses on contracts yet to be billed

vi) Revenue Recognition

(a) Revenue (including price concession in respect of certain fertilizers) in respect of sale of products is recognised at the point of despatch to customers from plants and warehouses.

(b) Under the retention-pricing scheme, the Government of India reimburses the fertiliser industry, the difference between the retention price based on the cost of production and selling price (realised from the farmers) as fixed by the Government from time to time, in the form of a subsidy. This has been accounted as income on the basis of movement of Fertiliser from the factory as per the procedure prescribed by the Government and not on the basis of ultimate sales. In the case of increase in input costs/ expenses for which retention price is yet to be announced, the Company makes a reasonable estimate of incremental amount due and accrues the same as income for the period.

(c) Income on long-term contracts is recognised on percentage completion method and measured by reference to the percentage of cost incurred up to the reporting date to the estimated total cost for each contract. Provision for anticipated losses on the long-term contracts is made as and when it is established.

(d) Dividend income on investments is accounted for, when the right to receive the payment is established.

vii) Foreign Currency Transactions

(a) Indian operations

Foreign currency transactions are recorded at the rate of exchange prevailing on the date of the transaction. At the period end, all monetary assets (other than investments) and liabilities denominated in foreign currency are restated at the period end exchange rates. Exchange differences arising on actual payment/realisation and period end reinstatement referred to above are adjusted to the Profit and Loss Account.

Investments in foreign currency are reported using the exchange rate at the date of the transaction.

(b) Overseas operations

Fixed assets are recorded at the rates of exchange prevailing on the date of acquisition of such assets. Monetary assets and liabilities are translated at the exchange rate prevailing on the last day of the accounting period and difference in exchange is recognised as a charge in the Profit and Loss Account. All the revenue transactions are translated at the monthly average rates.

viii) Retirement Benefits

Fixed contributions to Provident Fund, Employees State Insurance and Superannuation Fund are absorbed in the accounts.

Liabilities towards gratuity and leave encashment to employees determined on actuarial valuation as at the end of the financial period are absorbed in the accounts.

Payments under voluntary retirement scheme is charged to the Profit and Loss Account over a period of five years from the accounting year in which the payments are made.

ix) Research and Development Expenditure

Revenue expenditure on Research and Development is charged to the Profit and Loss Account and Capital expenditure is included in fixed assets under appropriate heads.

x) Borrowing costs

Borrowing costs incurred after 1 April 2000 that are attributable to the acquisition of qualifying assets are capitalised as part of the cost of such assets. All other borrowing costs are charged to revenue.

xi) Segment Reporting

The accounting policies adopted for segment reporting are in line with the accounting policies of the Company.

a) Revenue and expenses have been identified to segments on the basis of their relationship to the operating activities of the segment. Revenue and expenses, which relate to the enterprise as a whole and are not allocable to segments on a reasonable basis, have been included under unallocable corporate expenses.

b) Investments, advance towards investments and other advances, which are not allocable to segments, are excluded from segment capital employed.

xii) Taxation

Provision for Current tax is made based on the liability computed in accordance with the relevant tax rates and tax laws. Provision for deferred tax is made for timing differences arising between the taxable income and accounting income computed using the tax rates and the laws that have been enacted or substantively enacted as of the Balance Sheet date. Deferred tax assets in respect of unabsorbed depreciation and carry forward of losses are recognized if there is virtual certainty that there will be sufficient future taxable income available to realize such losses. Other deferred tax assets are recognized if there is reasonable certainty that there will be sufficient future taxable income available to realise such assets.

xiii) Provision, Contingent Liabilities and Contingent Assets

Provisions are recognized only when there is a present obligation as a result of past events and when a reasonable estimate of the amount of obligation can be made. Contingent liability is disclosed for (i) possible obligation which will be confirmed only by future events not wholly within the control of the Company or (ii) present obligations arising from past events where it is not probable that an outflow of resources will be required to settle the obligation or a reliable estimate of the amount of the obligation cannot be made. Contingent assets are neither recognized nor disclosed in the financial statements.

xiv) **Impairment of Assets**

At each balance sheet date, the carrying values of the tangible and intangible assets are reviewed to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where there is an indication that there is a likely impairment loss for a group of assets, the Company estimates the recoverable amount of the group of assets as a whole, to determine the value of impairment.

B. NOTES ON ACCOUNTS

1 Estimated amount of contracts remaining to be executed on capital account and not provided for (net of advances) Rs. NIL (Previous Period Rs.163.12 lac).

2. **Contingent Liabilities**

(a) Bills and Cheques discounted Rs. NIL (Previous Period Rs.108.27 lac)

(b) Claims not acknowledged as debts :

(i) Disputed claims against the Company which are being challenged before the Courts - Rs.3146.81 lac (Previous Period Rs.3303.38 lac). The Company has been advised that there are reasonable chances of successful outcome of the cases and accordingly no provision is considered necessary.

(ii) Other disputed claim Rs.568.31 lac (Previous Period Rs.NIL).

(c) Guarantees/Security given to Banks/Financial Institutions on behalf of other companies Rs.4500 lac (Previous Period Rs.4500 lac)

(d) Bank Guarantees outstanding Rs.766.90 lac (Previous Period Rs.767.12 lac)

(e) Cumulative amount of Preference Dividend and Dividend Tax thereon not provided for the period from 1.4.2001 to 31.3.2008 is Rs.1582.67 lac (Previous Period Rs.1284.04 lac)

(f) No provision is considered necessary for the following disputed Income Tax, Sales Tax, Excise Duty, Service Tax, Electricity Tax and Employees State Insurance demands which are under various stages of appeal proceedings. The Company has been advised that there are reasonable chances of successful outcome of the appeals.

Name of the Statute	Nature of the Dues	Period to which the amount relates	Amount (Rs. in lac)	Forum where Pending
Direct Taxes Income Tax Act,1961	Income Tax	1996-97 to 2000-01	**2774.17** (2420.68)	Income Tax Appellate Tribunal & Madras High Court
Indirect Taxes Central Excise Act,1944	Excise Duty	1998-99 to 2007-08	**407.11** (186.81)	Commissioner of Central Excise (Appeals) / Customs, Excise and Service Tax Appellate Tribunal
	Service Tax	2003-04 to 2007-08	**127.47** (NIL)	Commissioner of Central Excise (Appeals) /Madras High Court
Sales Tax Act under various State enactments	Local Sales Tax	1996-97 to 2001-02	**156.77** (162.20)	Deputy Commissioner (Appeals) / Sales Tax Appellate Tribunal
Central Sales Tax Act,1956	Central Sales Tax	1998-99 to 2001-02	**86.35** (93.23)	Deputy Commissioner (Appeals) / Sales Tax Appellate Tribunal
Tamilnadu Electricity (Taxation on Consumption) Act,1962	Electricity Tax	1985-86 to 1993-94	**1050.54** (1050.54)	Madras High Court
Employees State Insurance Act	ESI dues	1977 to 2003	**422.28** (7451.09)	ESI Court
Total			**5024.69** (11364.55)	

Out of the above amount, an amount of Rs.2973.08 lac (Previous Period Rs.2174.05 lac) has been deposited under protest/adjusted by relevant authorities.

3. (a) Consequent to the implementation of Corporate Debt Restructuring (CDR) Package dated 19.03.2003, the Company had availed interest relief from various banks and financial institutions amounting to Rs.4110.36 lac for the year 2002-03 and continues to accrue the interest liability at the reduced rates in the subsequent years also. The principal amount and the accrued interest aggregating to Rs.67942.09 lac (Previous Period Rs.24635.68 lac) which has already fallen due for payment, remain unpaid. As per the approved restructuring package, the Institutions / Banks shall retain the right to revoke the package in case the Company does not meet its commitments as stipulated in the package. The Company has received a communication from one of the lenders withdrawing their consent to the restructuring of their term loan facility under the CDR and advising the Company to take note of the same. However, the Company has not received any demand from the lenders on this account.

(b) The Company received intimations from four secured lenders during the period from April 07 to September 07 informing that the financial assistance granted by them along with the attendant security interests have been assigned in favour of the Asset Reconstruction Company (India) Ltd (ARCIL) pursuant to the provisions of Securitisation and Reconstruction of Financial Assets and Enforcement of Security Interest Act, 2002 (SARFAESI Act). ARCIL vide its letter dated 07.04.2008 has also confirmed the assignment of security interests pertaining to the financial assistance availed by the Company in favour of it by fifteen secured lenders including the aforesaid four lenders. Since ARCIL has acquired a significant quantum of assignment rights, the Company is actively engaged in discussion with ARCIL for a suitable restructuring scheme.

(c) As certain working capital lending banks have raised claims before the Hon'ble Debt Recovery Tribunal (DRT) which the Company is contesting, opening of letters of credit by banks was affected. As a result, the Ammonia and Urea plants which were stopped on 26.3.2007 for turnaround activities could not recommence their operations. The Phosphatic plants also could not be operated. DRT passed interim orders on various dates directing the banks to open fresh Letters of Credit. In compliance of DRT's direction certain banks opened fresh Letters of Credit. This enabled the Company to restart and operate the Phosphatic plants from 19.8.2007 to 4.2.2008. Some of the lending banks filed interim applications with Debt Recovery Appellate Tribunal (DRAT) against the order of DRT. While disposing the interim application filed by one of the lending banks, the Hon'ble DRAT directed the lead bank to keep the subsidy amount of Rs.18628 lac lying with them in maximum interest earning no lien account effective 25.01.2008 and the said deposit is maintained by the lead bank. This deposit has to be maintained with the lead bank until further orders of DRAT and hence the Company is not in a position to utilize this money for its operations. Consequently the Ammonia, Urea and Phosphatic plants continue to be non-operating. However, other Divisions of the Company, viz. Pharmaceutical, SPIC Maintenance Organisation and Agri Business continued their operations throughout the accounting period.

(d) The balances of loans/interest accrued due to some of the lenders as on 31.03.2008 to the extent of Rs.162117.52 lac (Previous Period Rs.28669.45 lac) are subject to confirmation.

4. **Going Concern**

The financial statements have been prepared on a going concern basis, though the Company's networth has turned negative considering the current discussions with Asset Reconstruction Company (India) Limited (ARCIL) for an appropriate scheme to restructure the debt obligations as referred to in Note 3 (b) above which the management expects to fructify in the near future and also the proposals for improvement in Company's operations and optimum utilization of plant capacities.

5 (a) Fixed assets (other than furniture and fittings, office equipment, vehicles, ships and certain buildings and plant and machinery) have been revalued as on 31.3.1996 on the basis of 'Existing Use Value' by independent professional valuers. The resultant surplus on such revaluation over the written down value of these assets amounting to Rs.36659.06 lac has been credited to Revaluation Reserve.

(b) Land, buildings and plant and machinery relating to Pharmaceuticals and Biotechnology Divisions have been revalued as on 31.3.1999, on the basis of 'Existing Use Value', by independent professional valuers. The resultant surplus on such revaluation over the written down value of these assets amounting to Rs.5412.77 lac has been credited to Revaluation Reserve.

(c) Fixed assets (other than furniture and fittings, office equipment and vehicles) of the Tuticorin Plant have been revalued as on 31.3.2000 on the basis of 'Existing Use Value' by independent professional valuers. The resultant surplus on such revaluation over the written down value of these assets amounting to Rs.30905.38 lac has been credited to Revaluation Reserve.

(d) Fixed assets (other than furniture and fittings, office equipment and vehicles) of the Tuticorin Plant have been revalued as on 1.4.2002 on the basis of 'Existing Use Value' by independent professional valuers. The resultant surplus on such revaluation over the written down value of these assets amounting to Rs.35086.61 lac has been credited to Revaluation Reserve.

(e) Land and buildings, Plant and machinery, Compound wall and Roads relating to Pharmaceuticals and Biotechnology Divisions have been revalued as on 1.4.2003, on the basis of 'Existing Use Value', by independent professional valuers. The resultant surplus on such revaluation over the written down value of these assets amounting to Rs.6940.24 lac has been credited to Revaluation Reserve.

(f) Fixed assets (other than furniture and fittings, office equipment and vehicles) of the Tuticorin Plant have been revalued as on 31.3.2006 on the basis of 'Existing Use Value' by independent professional valuers. The resultant surplus on such revaluation over the written down value of these assets amounting to Rs.14912.79 lac has been credited to Revaluation Reserve.

(g) Administrative buildings and Land including those relating to Pharmaceuticals and Biotechnology Divisions have been revalued as on 31.3.2006 on the basis of 'Existing Use Value', by independent professional valuers. The resultant surplus on such revaluation over the written down value of these assets amounting to Rs.21857.00 lac has been credited to Revaluation Reserve.

(h) The depreciation charge for the period shown in the Profit and Loss Account is after deducting an amount of Rs.Nil (Previous Period Rs.3666.86 lac) representing the extra depreciation arising on revaluation of fixed assets withdrawn from Revaluation Reserve.

(i) Also, deducted from the Revaluation Reserve is an amount of Rs.Nil (Previous Period Rs.2265.50 lac) in respect of certain adjustments for deletion of revalued assets.

6. Capital work-in-progress / advances include a sum of Rs.2091.04 lac (Previous Period Rs.2091.04 lac) being advances paid to MCC Finance Limited for purchase of certain immovable properties. The Company entered into sale agreements for these properties with MCC Finance Limited and the execution and registration of sale deeds are pending. The Administrator / Provisional Liquidator of MCC Finance Limited filed a Petition before the Company Court at Chennai seeking a direction that the sale agreements entered into between the Company and MCC Finance Limited be declared null and void. The said Petition was allowed by the Single Judge on 18.6.2003. The Company has filed an appeal against the Order before the Division Bench of the Madras High Court. The Division Bench admitted the appeal and ordered status quo be maintained, pending disposal of the appeal.

7. The Company promoted SPIC Petrochemicals Limited (SPIC Petro) in 1994-95 for the manufacture of Polyester Filament Yarn (Capacity : 80000 TPA) and Purified Terepthalic Acid (Capacity : 315000 TPA). The Company has so far invested Rs.25375.00 lac in the equity share capital, Rs.5.00 lac in 8% redeemable cumulative non-convertible preference share capital, Rs.30609.63 lac in Unsecured Zero Interest Bonds redeemable after 12 years from the date of commencement of commercial production or repayment of all the term loans to the lenders, whichever is earlier. Balance recoverable from SPIC Petro as at 31.3.2008 is Rs.318.92 lac (Previous Period Rs.318.92 lac). Contracts-in-progress net of payments received include Rs.131.74 lac (Previous Period Rs.131.74 lac) towards projects, being executed by the Company for SPIC Petro. In view of the pending litigation between Chennai Petroleum Corporation Limited (CPCL) and the Company and the consequent interim injunction granted by the Madras High Court in 1997 to stop implementation of activities, there has been a suspension of activities.

The draft Memorandum of Settlement (MoS) between CPCL and the Company which was approved by the Ministry of Petroleum and Natural Gas (MoPNG), Government of India, in March 2001 is awaiting formal execution. The Company initiated discussions with Financial Institutions and Banks for resolving the financial issues through re-structuring of all the loans, grant of reliefs and concessions and further financial assistance. A high level meeting with the Financial Institutions and Banks, who have funded this project, was held at Mumbai in June 2001. The Lenders have formed a committee comprising representatives from IDBI, ICICI, SBI and Dena Bank to review the project and re-appraise the viability of the project.

The Lenders Committee appointed Tata Consulting Engineers Limited (TCE) as Lenders' Engineer to assess the revised project cost and the viability of the project. TCE have completed their study and submitted their report to IDBI in August 2002 and IDBI had requested TCE to do an update of the report by December 2003 and the revalidation was completed by February 2004.

Meanwhile, in January 2003, ICICI Bank Limited filed an application before the Hon'ble Debt Recovery Tribunal for appointment of a Receiver in respect of properties of SPIC Petro. The Tribunal, on 14.2.2003, granted interim relief by way of appointment of a Receiver with a direction to get the property valued for sale. The appeals of SPIC Petro and that of the Company before the Debt Recovery Appellate Tribunal were dismissed on 10.3.2003. Aggrieved by this, SPIC Petro and the Company filed Writ Petitions before the Hon'ble Bombay High Court for staying the orders of the Tribunal and of the Appellate Tribunal.

The Bombay High Court, on 17.4.2003, adjourned the Petitions with a direction that SPIC Petro will neither be dispossessed from the property, nor will the property be sold as directed by the Tribunal. The High Court further directed IDBI to make available TCE's report to the Court, to SPIC Petro and to the Company. SPIC Petro was also required to submit a report as to the possibilities of revival and how the necessary finance will be raised and its liabilities cleared.

Pursuant to the directions of the Court, SPIC Petro submitted the revival report on 30.6.2003 to which the ICICI Bank filed its observations. The matter is pending before the Hon'ble Bombay High Court.

As part of the revival strategy, SPIC Petro approached MoPNG to help identify a strategic partner. The Ministry advised Oil and Natural Gas Corporation (ONGC) to examine the project. ONGC formally expressed its interest on 26.10.2005 and nominated a nodal agency on 9.11.2005 for coordinating the transaction and facilitating the process. Subsequently, between 19.12.2005 to 6.1.2006, ONGC conducted a detailed due diligence exercise (with the technical part conducted by M/s Toyo India Limited, the financial part by M/s Ernst & Young India Ltd., and the legal portion by M/s Amarchand & Mangaldas & Suresh A Shroff Ltd.). ONGC also had a meeting with the engineering consultant / technology supplier for the Polyester project to clarify the support that would be extended by the consultant on revival of the project by ONGC. SPIC Petro also obtained support letters from the PTA technology supplier and the engineering consultant. Recently, the validity of the PTA license was extended by one more year till March 2009. Though, ONGC could not pursue the above proposal further due to administrative reasons, SPIC Petro, continues its efforts to identify interested investors for the project. SPIC Petro has also requested the State Government to provide structural assistance to the project. The Government of Tamil Nadu has offered to extend structured assistance for the project.

Moreover, SPIC Petro is actively pursuing the option of re-financing the project and commencing the operations of polyester segment of the project at the earliest. Asset Reconstruction Company (India) Limited [ARCIL] has acquired the loan facilities/rights of ICICI Bank, Bank of Baroda and Dena Bank. IDBI had also assigned its loan facilities/rights to its own Stressed Assets Stabilization Fund [SASF]. ARCIL / SASF together have acquired a substantial quantum of the debt extended to SPIC Petro.

As part of the revival process and to identify a joint venture partner interested in participation, ARCIL has recently engaged Tata Consulting Engineers [TCE] to do a valuation of the Company's assets and to establish the sustainable debt level of the project. TCE has completed their study and submitted its report to ARCIL. The report is positive about the value of the assets and the possibility of revival with an appropriate restructuring.

ARCIL has appointed Yes Bank to prepare an Information Memorandum (IM) setting out the complete status and viability of the project and to circulate the IM to the probable investors in the project. Yes Bank has sent letters seeking Expression of Interest from potential new investors within and outside India. Potential investors have already visited the site.

SPIC Petro is coordinating with ARCIL on the restructuring process and the progress on this effort is satisfactory on the following aspects:

(i) The lenders are interested in reviving the project rather than disposing the assets.

(ii) The lenders are time bound in identifying the JV partner and also prepared to implement a suitable restructuring scheme which will ensure the viability of the project.

In view of the above positive developments, the Company is hopeful that the project will be implemented shortly.

8. The Company has made investment of Rs.18453.62 lac (Previous Period Rs.18453.62 lac) in equity share capital of one of the promoted companies and an amount of Rs.2401.94 lac (Previous Period Rs.2199.01 lac) is due from that Company towards interest and other recoverables. On an assessment of the carrying value of these assets, provision for diminution in value of investment has been made to the extent of Rs.4613.41 lac and the receivables have been fully provided for. Management is of the view that the carrying value of the investment amounting to Rs.13840.21 lac (net of provision of Rs.4613.41 lac) is ultimately realizable.

9. The Company has given an undertaking to the financial institutions for non-disposal of its shareholdings in Tuticorin Alkali Chemicals and Fertilisers Limited without their prior approval.

10. During the period, the Government of India, Ministry of Chemicals and Fertilisers, has issued "Fertiliser Companies' Government of India Special Bonds", amounting to Rs.4350.40 lac towards subsidy receivable. These bonds have been treated as Current Investments (included in Schedule 6).The bonds are tradeable in the market and therefore a Mark to Market provision of Rs.153.23 lac has been considered in the accounts.

11. Loans and advances include advances given to two companies amounting to Rs.NIL (Previous Period - two Companies - Rs.2497.09 lac) to be adjusted against equity shares to be issued by these companies.

12. Miscellaneous expenditure, to the extent not written off or adjusted, represents the amounts paid under Company's voluntary retirement scheme for employees being amortized over a period of five years from the accounting year in which the liability was incurred as detailed below:

(Rupees in lac)

Particulars	As at 31.03.2008	As at 30.09.2006
Opening Balance	396.96	748.46
Less:Amortised during the period	256.99	351.50
Closing Balance	139.97	396.96

13. Sundry debtors and loans & advances include certain overdue and unconfirmed balances. However, in the opinion of the Management these current assets would in the ordinary course of business realise the value as stated in the accounts.

14. (a) Information in accordance with the requirements of the revised Accounting Standard - 7 on Construction Contracts notified under Companies (Accounting Standard) Rules, 2006, is as below :

(Rupees in lac)

Particulars	18 Months ended 31 March 2008	18 Months ended 30 September 2006
Contract revenue recognised as revenue in the period	27617.19	17029.92
Aggregate amount of contract costs incurred and recognized profits (less recognised losses) for all the contracts-in-progress	21581.13	14548.79
Advances received	2039.30	66.58
The amount of retention due from customers for contracts-in-progress	4050.41	1921.54
Gross amount due from customers for contracts-in-progress	1336.95	-

(b) Research and Development expenses incurred on revenue account is Rs.216.04 lac (Previous Period Rs.243.47 lac)

15. **Managerial Remuneration :**

(Rupees in lac)

	18 Months ended 31 March 2008	18 Months ended 30 September 2006
Salaries	43.20	57.60
Contribution to Provident and other funds	13.68	18.24
Perquisites	34.74	41.73
Special Allowance	38.70 *	53.10
Directors' sitting fees	7.90	12.40
Total	138.22	183.07

* Rs. 15,00,000 is payable as on 31.3.2008

Includes the remuneration paid to two whole time Directors who have retired from service on 31.3.2007 and 30.9.2007 respectively.

The appointment and remuneration of a former Director for the period 30.7.1990 to 26.9.1990, aggregating to Rs.19206.90 paid during earlier years, is subject to approval of the shareholders and the Central Government.

The Whole-time Directors are covered under the Company's gratuity policy along with the other employees of the Company. Proportionate amount of gratuity is not included in the aforementioned disclosure.

16. **Auditors' Remuneration :**

(Rupees in lac)

	18 Months ended 31 March 2008	18 Months ended 30 September 2006
Audit fees	37.50 *	27.00
Fees for other services	30.17	19.20
Reimbursement of expenses / statutory levies	1.00	7.09

* The Audit Fees for the extended accounting period is subject to the approval of the Shareholders in the ensuing Annual General Meeting.

17. **The Information required by paras 3 and 4 of Part II of Schedule VI to the Companies Act, 1956 is as under:**

I. **CAPACITY, PRODUCTION, PURCHASES, SALES, CONSUMPTION AND STOCKS:**

Quantitative information in respect of goods manufactured/purchased

(a) **LICENSED CAPACITY, INSTALLED CAPACITY AND ACTUAL PRODUCTION :**

PRODUCTS #	LICENSED CAPACITY (Metric Tonnes) **PER ANNUM**	INSTALLED*** CAPACITY (Metric Tonnes) **PER ANNUM**	ACTUAL PRODUCTION (Metric Tonnes) **For 18 Months**
Ammonia	**352000**	**352000**	**150534**
	(352000)	(352000)	(570735)
Urea	**	* **620400**	**257701**
		(512000)	(983207)
Complex Fertilisers (DAP & NPK) in terms of P_2O_5 (Phosphorous Pentoxide)	**	**278800**	**94596**
		(278800)	(241973)
Aluminium Fluoride	**	* **10000**	**6132**
		(2560)	(6566)
Sulphuric Acid	**150000**	**150000**	**89444**
	(150000)	(150000)	(191969)
Phosphoric Acid	**52800**	**52800**	**32365**
	(52800)	(52800)	(72890)
Pencillin-G (MMU)	**	****2000	**2833**
		(2000)	(2961)

#	Includes products for captive consumption.
*	Reassessed capacity by Government of India.
**	These products are delicensed.
***	As certified by the Management, but not verified by Auditors, being a technical matter.
****	Formal approval yet to be received

(b) **PURCHASE OF FINISHED GOODS**

Particulars	18 Months ended 31 March 2008		18 Months ended 30 September 2006	
	Quantity (Metric Tonnes)	**Value** (Rupees in lac)	Quantity (Metric Tonnes)	Value (Rupees in lac)
Cytozyme (Litres)	65020	196.90	229330	656.06
Cytozyme (Kilograms)	67040	20.63	353760	98.63
Others		744.87		913.49
		962.40		1668.18

(c) **SALES AND SERVICES**

Particulars	18 Months ended 31 March 2008		18 Months ended 30 September 2006	
	Quantity (Metric Tonnes)	Value (Rupees in lac)	Quantity (Metric Tonnes)	Value (Rupees in lac)
Urea	263590	12731.39	1008237	48697.86
Di-Ammonium Phosphate	194405	33468.52	519246	81470.83
20:20	29783	3183.74	14091	1439.48
17:17:17	-	-	816	92.80
Aluminium Fluoride	6214	3236.42	6524	2882.30
Gypsum	317054	2017.62	659978	1241.77
Cytozyme (Litres)	92947	400.51	218527	1038.66
Cytozyme (Kilograms)	114275	50.78	316675	142.49
Penicillin - G (MMU)	2822	15181.16	3100	11679.07
Fertiliser and Transport Subsidy		43823.78		156355.31
Income from Contracts		30614.82		18450.04
Others		5869.81		5981.35
Total		150578.55		329471.96

(d) **RAW MATERIALS CONSUMED**

Particulars	18 Months ended 31 March 2008		18 Months ended 30 September 2006	
	Quantity (Metric Tonnes)	Value (Rupees in lac)	Quantity (Metric Tonnes)	Value (Rupees in lac)
Naphtha	108689	32814.47	420991	117819.84
Rock Phosphate	112304	5402.03	262136	10071.62
Sulphur	29695	1960.59	63970	3463.99
Aluminium Hydroxide	7260	1205.36	7695	1132.77
Sulphuric Acid	39101	393.70	56716	523.30
Ammonia	49603	6952.13	119787	18528.87
Phosphoric Acid	66404	13367.69	173744	36342.78
Phenyl Acetic Acid	226	205.87	96	59.05
Butyl Acetate	639	484.10	596	336.81
Cane Sugar	12845	1752,08	12386	2101.45
Demulsifier	104	172.44	94	138.32
Cotton Seed Meal	2345	463.14	2448	443.74
Others	-	2164.89	-	5859.44
Total		67338.49		196821.98

(e) **STOCK PARTICULARS OF FINISHED GOODS (INCLUDING TRADED GOODS)**
(Previous Period's figures are given in brackets)

Particulars	OPENING STOCK		CLOSING STOCK	
	Quantity (Metric Tonnes)	Value (Rupees in lac)	Quantity (Metric Tonnes)	Value (Rupees in lac)
Urea	5948 (31036)	179.48 (898.56)	59 (5948)	10.47 (179.48)
Di-Ammonium Phosphate	508 (145)	73.69 (21.00)	8 (508)	1.38 (73.69)
Complex Fertiliser (NPK 20 : 20 : 00)	2786 (2493)	285.96 (241.62)	- (2786)	- (285.96)
Complex Fertiliser (NPK 17 : 17 : 17)	- (402)	- (37.30)	- (-)	- (-)
Aluminium Fluoride	209 (167)	79.83 (55.56)	127 (209)	55.60 (79.83)
Gypsum	327376 (295856)	193.38 (172.12)	70707 (327376)	580.44 (193.38)
Cytozyme (Litres)	27927 (17215)	88.81 (44.45)	- (27927)	- (88.81)
Cytozyme (Kilograms)	47235 (10150)	13.70 (2.64)	- (47235)	- (13.70)
Pesticides (Litres)	- (2241)	- (4.43)	- (-)	- (-)
Penicillin-G (MMU)	56.66 (210.10)	221.56 (789.22)	* 56.20 (56.66)	293.46 (221.56)
Others		337.70 (398.64)		335.96 (337.70)
Total		1474.11 (2665.54)		1277.31 (1474.11)

* After adjusting an internal transfer of 11.46 MMU

(Rupees in lac)

	18 Months ended 31 March 2008	18 Months ended 30 September 2006
II. EXPENDITURE IN FOREIGN CURRENCY		
Interest	1207.87	1179.69
Travelling	35.17	169.99
Royalty	41.54	38.88
Others	11.11	105.96
III. EARNINGS IN FOREIGN EXCHANGE		
Export on FOB basis	3188.96	1816.89
Income from Contracts	69.82	349.99
Dividend income	1300.14	2260.51
Others	0.67	-
IV. CIF VALUE OF IMPORTS		
Raw Materials	12836.21	36930.80
Furnace oil	-	7495.84
Components and spare parts	454.29	114.62
Capital goods	-	181.00

V. VALUE OF RAW MATERIALS, COMPONENTS AND SPARE PARTS CONSUMED

	18 Months ended 31 March 2008				18 Months ended 30 September 2006			
	Raw Materials		Components & Spare parts		Raw Materials		Components & Spare parts	
	Percentage to total consumption	Value (Rupees in lac)	Percentage to total consumption	Value (Rupees in lac)	Percentage to total consumption	Value (Rupees in lac)	Percentage to total consumption	Value (Rupees in lac)
Imported	19.52	13143.01	26.03	507.26	20.61	40565.86	12.16	216.21
Indigenous	80.48	54195.48	73.97	1441.64	79.39	156256.12	87.84	1562.29

18. There are no dues outstanding for more than 45 days to Micro, Small and Medium enterprises as per Micro, Small and Medium Enterprises Development Act, 2006 on the basis of such parties having been identified by the Management and relied upon by the auditors.

19. The Company has reviewed its deferred tax assets and liabilities as at 31 March 2008. The Company has carry forward losses and unabsorbed depreciation, which give rise to deferred tax asset of Rs.50792.73 lac (Previous Period Rs.48960.69 lac). However in the absence of virtual certainty supported by convincing evidence that sufficient future taxable income will be available against which such deferred tax assets can be realized, the said deferred tax asset that can be recognized will be restricted to the deferred tax liability of Rs.17319.16 lac (Previous Period Rs.29334.08 lac) as given below. Accordingly there will not be any deferred tax asset or liability as at 31.03.2008 to be accounted for.

(Rupees in lac)

	As at 31 March 2008	As at 30 September 2006
Depreciation	6970.96	13943.48
Subsidy	10348.20	15390.60
Deferred tax liability	17319.16	29334.08
Provision for doubtful debts	5446.74	1082.90
Carry forward business losses and unabsorbed depreciation restricted to	11872.42	28251.18
Deferred tax asset	17319.16	29334.08
Net deferred tax asset	-	-

20. **Disclosure as required under clause 32 of the Listing Agreement:**

(Rupees in lac)

Particulars	Amount outstanding as at 31 March 2008	Maximum amount outstanding during the period
Loans and advances in the nature of loans to subsidiaries	Nil (Nil)	Nil (Nil)
Loans and advances in the nature of loans to associates	Nil (Nil)	Nil (Nil)
Loans and advances in the nature of loans where there is:		
(i) No repayment schedule or repayment beyond seven years or	Nil (Nil)	Nil (Nil)
(ii) No interest or interest below section 372A of the Companies Act	Nil (Nil)	Nil (Nil)
Loans and advances in the nature of loans to Firms/Companies in which the directors are interested:- SICAL Logistics Limited	920.38 (1530.00)	1530.00 (1530.00)
Investment by the loanee in the shares of the Company	684.09 (684.09)	

21. SEGMENT REPORTING

Primary segment information (Business segments)

(Rupees in lac)

Particulars	Agro Inputs	Bulk drugs and Formulations	SMO	Others	Total
Segment Revenue					
Sales to External Customers	98993.22 (292616.32)	14778.72 (11774.32)	30614.82 (18445.16)	3363.11 (4593.00)	147749.87 (327428.80)
Other Income	1836.50 (1288.26)	262.27 (194.18)	116.81 (89.89)	26.49 (24.72)	2242.07 (1597.05)
Unallocated Income					5573.73 (4193.41)
Inter Segment Revenue	-	-	-	-	-
Total Revenue	100829.72 (293904.58)	15040.99 (11968.50)	30731.63 (18535.05)	3389.60 (4617.73)	155565.67 (333219.26)
Elimination of Inter Segment Sales	-	-	-	-	-
Total Net Revenue	100829.72 (293904.58)	15040.99 (11968.50)	30731.63 (18535.05)	3389.60 (4617.73)	155565.67 (333219.26)
Segment Results	(6646.48) (-1996.33)	(191.55) (-2911.94)	734.30 (1021.31)	(634.38) (193.02)	(6738.11) (-3693.94)
Unallocated expenses net of Unallocated Income					11437.44 (5342.21)
Profit / (Loss) before interest and taxation					(18175.55) (-9036.15)
Interest expenses (net) not allocable to segments					38234.81 (29911.49)
Profit / (Loss) before taxation					(56410.36) (-38947.64)
Income taxes / Fringe benefit tax					272.05 (134.94)
Profit / (Loss) after taxation					(56682.41) (-39082.58)
Other information					
Segment Assets	105094.69 (149033.08)	16158.31 (16599.79)	12987.47 (9717.34)	6846.20 (7232.81)	141086.67 (182583.02)
Unallocated Corporate Assets					160715.33 (150945.32)
Total Assets					301802.00 (333528.34)

Segment Reporting (Contd.)

(Rupees in lac)

Particulars	Agro Inputs	Bulk drugs and Formulations	SMO	Others	Total
Segment Liabilities	**64470.65** (87980.77)	**1001.37** (1403.59)	**7996.23** (4228.46)	**341.99** (557.91)	**73810.24** (94170.73)
Unallocated Corporate Liabilities					**266507.47** (221050.92)
Total Liabilities					**340317.71** (315221.65)
Capital expenditure	**1408.80** (448.74)	**438.05** (494.11)	**200.49** (256.31)	**53.84** (26.81)	
Depreciation / Amortisation	**9311.06** (5600.05)	**2100.21** (1956.68)	**137.78** (77.48)	**296.68** (264.09)	
Non-cash expenditure other than depreciation	**931.69** (1890.32)	**22.70** (-)	**771.91** (453.32)	**62.26** (17.52)	

Secondary segment information (Geographical Segments)

	Segment Revenue	Carrying amount of segment assets	Capital Expenditure
Within India	**146802.98** (327208.96)	**141086.67** (182583.02)	**2101.18** (1225.37)
Outside India	**3188.96** (1816.89)	**-** (-)	**-** (-)
Total	**149991.94** (329025.85)	**141086.67** (182583.02)	**2101.18** (1225.97)

NOTES:

(a) Business segments

The business segment has been considered as the primary segment for disclosure. The products included in each of the business segments are as follows:

(i) Agro inputs - includes Fertilisers.

(ii) Bulk drugs and Formulations - includes Penicillin - G and Formulations.

(iii) SMO - includes Maintenance Contracts.

(iv) Others - includes Tissue Culture and Floriculture.

Revenues and expenses, which relates to the enterprise as a whole and are not allocable to segments on a reasonable basis, have been included under "Unallocated expenditure net of unallocated income".

Unallocated corporate assets and unallocated corporate liabilities include the assets and liabilities which are not directly attributable to segments.

(b) Geographical segments

The geographical segments considered for disclosure are as follows:

- Sales within India include sales to customers located within India.
- Sales outside India include sales to customers located outside India.

22. **Related party disclosure under Accounting Standard - 18**

i) The list of related parties, as identified by the management, are as under:

Subsidiaries	1) Orchard Microsystems Limited 2) Ind-Ital Chemicals Limited 3) SPIC Petrochemicals Limited 4) Indo-Jordan Chemicals Company Limited 5) SPIC Fertilizers and Chemicals Limited, Mauritius 6) SPIC Fertilizers and Chemicals FZE, Dubai 7) SPEL Semiconductor Limited 8) SPEL America Inc., USA
Associates	1) Tuticorin Alkali Chemicals & Fertilisers Limited 2) Manali Petrochemical Limited 3) Gold Nest Trading Company Limited 4) EDAC Engineering Limited (with effect from 23.10.2007)
Joint Ventures	1) Tamilnadu Petroproducts Limited 2) Technip India Limited 3) National Aromatics and Petrochemicals Corporation Limited 4) SPIC JEL Engineering Construction Limited (ceased to be a joint venture with effect from 23.10.2007)
Key Management Personnel of the Company	1) Dr A C Muthiah 2) Thiru Ashwin C Muthiah 3) Thiru Babu K Verghese (upto 30.09.2007) 4) Thiru M G Thirunavukkarasu (upto 31.03.2007)
Relatives of Key Management Personnel of the Company (with whom there were transactions during the period 2006-08)	1) Thirumathi Devaki Muthiah
Enterprise owned by/over which Key Management Personnel is able to exercise significant influence	1) Sri Karpaka Vinayagar Agencies 2) Prestige Agencies 3) Crescent Agencies 4) South India Investment Associates 5) Matsu Enterprises (P) Limited 6) K'Chira International (P) Limited

22 ii) **The following transactions were carried out with the related parties:**

(Rupees in lac)

SL. NO.	PARTICULARS	RELATIONSHIP	As at 31 March 2008	As at 30 September 2006
A	**Balance outstanding as at 31.03.2008**			
(a)	**Receivables including Advances**			
	Ind-Ital Chemicals Limited	Subsidiary	**6.01**	6.01
	Indo-Jordan Chemicals Company Limited	Subsidiary	**4754.18**	3751.78
	SPEL Semiconductor Limited	Subsidiary	**0.35**	83.02
	SPIC Fertilizers and Chemicals Limited, Mauritius	Subsidiary	**575.55**	575.55
	SPIC Fertilizers and Chemicals FZE, Dubai	Subsidiary	**609.04**	406.11
	SPIC Petrochemicals Limited	Subsidiary	**841.58**	841.58
	Tuticorin Alkali Chemicals and Fertilisers Limited	Associate	**627.05**	466.64
	EDAC Engineering Limited	Associate	**161.10**	-
	SPIC JEL Engineering Construction Limited	Joint Venture	**-**	6.98
	Tamilnadu Petroproducts Limited	Joint Venture	**40.58**	229.43
	Technip India Limited	Joint Venture	**223.17**	349.43
	National Aromatics and Petrochemicals Corporation Limited	Joint Venture	**1463.36**	-
	Thiru Babu K Verghese	Key Management Personnel	**-**	3.00
	Thiru M G Thirunavukkarasu	Key Management Personnel	**-**	0.84
	Mrs Devaki Muthiah	Relatives of KMP	**3.75**	3.75
(b)	**Payables**			
	Indo-Jordan Chemicals Company Limited	Subsidiary	**4667.51**	5211.00
	Orchard Microsystems Limited	Subsidiary	**70.00**	70.00
	SPIC Fertilizers and Chemicals Limited, Mauritius	Subsidiary	**0.82**	0.82
	SPIC Petrochemicals Limited	Subsidiary	**3.32**	3.32
	Manali Petrochemical Limited	Associate	**47.77**	5.86
	Tamilnadu Petroproducts Limited	Joint Venture	**9.42**	11.92
	Technip India Limited	Joint Venture	**76.02**	38.01
	Dr A C Muthiah	Key Management Personnel	**15.00**	-
(c)	**Advance against equity**			
	SPIC Fertilizers and Chemicals Limited, Mauritius	Subsidiary	**1038.37**	1038.37
(d)	**Progress payment received**			
	SPIC Fertilizers and Chemicals FZE, Dubai	Subsidiary	**6.85**	6.85
	SPIC Petrochemicals Limited	Subsidiary	**261.12**	261.12
(e)	**Collaterals and Guarantees**			
	SPIC JEL Engineering Construction Limited	Joint Venture	**-**	150.00
B	**Transactions during the period**			
1	**Investments**			
	SPEL Semiconductor Limited	Subsidiary	**-**	6379.06
2	**Advances given**			
	National Aromatics and Petrochemicals Corporation Limited	Joint Venture	**0.45**	-
3	**Sales of goods**			
	Tuticorin Alkali Chemicals and Fertilisers Limited	Associate	**74.22**	222.34
4	**Income from services rendered**			
	Ind-Ital Chemicals Limited	Subsidiary	**-**	0.02
	Indo-Jordan Chemicals Company Limited	Subsidiary	**8.08**	1.85
	SPEL Semiconductor Limited	Subsidiary	**0.52**	0.61
	Tuticorin Alkali Chemicals and Fertilisers Limited	Associate	**316.10**	654.10
	Manali Petrochemical Limited	Associate	**0.59**	1.13
	EDAC Engineering Limited	Associate	**21.32**	-
	SPIC JEL Engineering Construction Limited	Joint Venture	**0.18**	1.54
	Tamilnadu Petroproducts Limited	Joint Venture	**64.53**	64.19
	Technip India Limited	Joint Venture	**15.90**	5.52

Related parties transactions (contd.)

(Rupees in lac)

SL. NO.	PARTICULARS	RELATIONSHIP	As at 31 March 2008	As at 30 September 2006
5	**Reimbursement of Expenses (Receipts)**			
	Ind-Ital Chemicals Limited	Subsidiary	-	4.76
	Indo-Jordan Chemicals Company Limited	Subsidiary	58.86	47.66
	SPEL Semiconductor Limited	Subsidiary	(2.90)	0.08
	Tuticorin Alkali Chemicals and Fertilisers Limited	Associate	11.26	15.42
	Manali Petrochemical Limited	Associate	18.07	4.15
	EDAC Engineering Limited	Associate	13.18	-
	SPIC JEL Engineering Construction Limited	Joint Venture	-	0.06
	Tamilnadu Petroproducts Limited	Joint Venture	37.04	37.66
	National Aromatics and Petrochemicals Corporation Limited	Joint Venture	4.41	-
6	**Provision for doubtful advances**			
	SPIC Fertilizers and Chemicals FZE, Dubai	Subsidiary	16.11	-
	SPIC Fertilizers and Chemicals Limited, Mauritius	Subsidiary	1613.92	-
	National Aromatics and Petrochemicals Corporation Limited	Joint Venture	1461.73	-
7	**Provision for doubtful debts**			
	SPIC Fertilizers and Chemicals FZE, Dubai	Subsidiary	592.93	-
	SPIC Petrochemicals Limited	Subsidiary	522.66	-
8	**Advance written off**			
	SPEL Semiconductor Limited	Subsidiary	-	510.54
	Tuticorin Alkali Chemicals and Fertilisers Limited	Associate	-	6844.32
	Tamilnadu Petroproducts Limited	Joint Venture	-	78.26
9	**Income from Rentals**			
	Manali Petrochemical Limited	Associate	-	3.28
	EDAC Engineering Limited	Associate	16.68	-
	Tamilnadu Petroproducts Limited	Joint Venture	2.57	2.20
	Technip India Limited	Joint Venture	295.96	276.95
10	**Managerial Remuneration**			
	Dr A C Muthiah	Key Management Personnel	78.87	75.79
	Thiru Babu K Verghese	Key Management Personnel	38.51	56.31
	Thiru M G Thirunavukkarasu	Key Management Personnel	12.93	38.57
11	**Rent Paid**			
	Thiru Babu K Verghese	Key Management Personnel	4.80	7.20
	Thiru M G Thirunavukkarasu	Key Management Personnel	1.68	5.04
	Thirumathi Devaki Muthiah	Relatives of KMP	9.00	9.00
12	**Sitting Fees**			
	Thiru Ashwin C Muthiah	Key Management Personnel	0.80	1.10
13	**Dividend Income**			
	Indo-Jordan Chemicals Company Limited	Subsidiary	1300.14	2260.51
	Manali Petrochemical Limited	Associate	329.33	329.33
	Technip India Limited	Joint Venture	510.40	145.00
	Tamilnadu Petroproducts Limited	Joint Venture	-	304.69
14	**Purchase of materials**			
	Indo-Jordan Chemicals Company Limited	Subsidiary	-	5211.00
	Tuticorin Alkali Chemicals and Fertilisers Limited	Associate	0.56	17.07
	Manali Petrochemical Limited	Associate	122.46	95.83
	Tamilnadu Petroproducts Limited	Joint Venture	40.55	55.18
15	**Provision for diminution in value of investments**			
	Tuticorin Alkali Chemicals and Fertilisers Limited	Associate	3214.22	-
	Gold Nest Trading Company Limited	Associate	250.25	-
	Orchard Microsystems Limited	Subsidiary	270.60	-
	National Aromatics and Petrochemicals Corporation Limited	Joint Venture	2.50	-
	SPIC Fertilizers and Chemicals Limited, Mauritius	Subsidiary	4613.41	-

	Eighteen Months ended 31 March 2008	Eighteen Months ended 30 September 2006
23. Earnings per share :		
Face value per share (in Rupees)	10	10
Profit/(Loss) for the period after preference dividend (Rs. in lac)	(56947.60)	(39341.51)
Basic and Diluted		
Number of shares outstanding	107948196	107948196
Earnings/(Loss) per share (in Rupees)	(52.75)	(36.53)

24. Joint Venture Disclosures

I) Jointly controlled entities:

Sl. No.	Name	Country of Incorporation	Percentage of ownership interest
1.	Tamilnadu Petroproducts Limited	India	16.93
2.	Technip India Limited	India	50.00
3.	SPIC JEL Engineering Construction Limited (ceased to be a Joint Venture with effect from 23.10.2007)	India	47.57
4.	National Aromatics and Petrochemicals Corporation Limited	India	50.00

II) Interest in the assets, liabilities, income and expenses with respect to Jointly controlled entities for the period 1 April 2006 to 31 March 2008 :

(Rupees in lac)

			2006-2008	2005-2006
(A)	**Assets:**			
	i)	Fixed Assets (Net block)	7339.14	7996.63
		Capital work-in-progress/advances	1036.37	1321.15
		Pre-operating expenses pending allocation	2300.20	750.05
		Investments	945.40	886.49
	ii)	Current Assets, Loans and Advances:		
		Inventories	981.73	1954.90
		Sundry debtors	3034.92	3107.19
		Cash and bank balances	4347.95	3648.01
		Loans and advances	2022.07	1911.06
		Miscellaneous expenditure (to the extent not written off/adjusted)	12.14	0.59
(B)	**Liabilities:**			
	i)	Loan Funds:		
		Secured Loans	2863.04	4359.84
		Unsecured Loans	358.40	272.88
	ii)	Current Liabilities and Provisions:		
		Liabilities	6896.13	6141.54
		Provisions	46.27	41.60
		Deferred tax liability (net)	1252.69	1563.83
(C)	**Income:**			
	i)	Sales and Services (Gross)	47980.42	26935.02
	ii)	Other Income	724.79	182.19
(D)	**Expenditure:**			
	i)	Purchase of finished goods	130.13	22.57
	ii)	Manufacturing and other expenses	40345.40	23175.52
	iii)	Interest and financial charges	589.00	387.23
	iv)	Depreciation	1404.56	818.18
	v)	Provision for taxation – Current Tax	1111.26	532.50
		Deferred Tax	(282.90)	(75.89)
(E)	**Others:**			
	i)	Bills and cheques discounted	73.63	275.31
	ii)	Claims against Company not acknowledged as debt	-	1842.38
	iii)	Capital Commitments	-	180.90
	iv)	Guarantees	1554.21	880.33
	v)	Disputed Tax	614.80	173.53

25. (a) Previous period figures have been regrouped/recast, wherever necessary, to conform to the classification of the current period.
(b) Previous period figures are given in brackets.

26. BALANCE SHEET ABSTRACT AND COMPANY'S GENERAL BUSINESS PROFILE

Section	Item	Value	+	-
I. Registration Details	Registration No.	05778 (State Code 18)		
	Balance Sheet Date	31 03 2008		
II. Capital Raised during the period (Amount in Rupees Thousand)	Public Issue	NIL		
	Rights Issue	NIL		
	Bonus Issue	NIL		
	Private placement	NIL		
III. Position of Mobilisation and deployment of funds (Amount in Rupees Thousand)	Total Liablities	37613341		
	Total Assets	37613341		
Sources of Funds	Paid-Up-Capital	1204482		
	Reserves & Surplus	2377087		
	Secured Loans	20994909		
	Unsecured Loans	441816 6		
Application of Funds	Net Fixed Assets	13421437		
	Investments	10365341		
	Net Current Assets	(-) 2225274		
	Miscellaneous Expenditure	13997		
	Accumulated Losses	7419143		
IV. Performance of Company (Amount in Rupees Thousand)	Turnover	1555656 7		
	Total Expenditure	21197603		
	Profit/(Loss) Before Tax	5641036		✓
	Profit/(Loss) After Tax	5668241		✓
	Earnings per share in Rupees	52.75		✓
	Dividend Rate %	NIL		
V. Generic Names of Three Principal Products/Services (As per monetary terms)	Item Code No.	310210		
	Product Description	UREA		
	Item Code No.	310530		
	Product Description	DI-AMMONIUM PHOSPHATE		
	Item Code No.	294110		
	Product Description	PENICILLIN-G		

Dr A C Muthiah
Chairman

M Jayasankar
Director

N R Krishnan
Director

Ashwin C Muthiah
Vice Chairman

Kumar Jayant
Director

N Ramakrishnan
Secretary

Place : Chennai
Date : 30 June 2008

STATEMENT REGARDING SUBSIDIARY COMPANIES PURSUANT TO SECTION 212 OF THE COMPANIES ACT, 1956

a. Name of Subsidiary Company	SPIC Petrochemicals Limited	Indo -Jordan Chemicals Company Limited	SPIC Fertilizers and Chemicals Limited (SFCL) Mauritius	SPIC Fertilizers and Chemicals FZE (Subsidiary of SFCL, Mauritius)	Ind-Ital Chemicals Limited	Orchard Microsystems Limited	SPEL Semiconductor Limited	SPEL America Inc. (Subsidiary of SPEL Semiconductor Limited)
b. Financial year of the Subsidiary Company ended on	31 March 2007 & 31 March 2008	31 December 2006 & 31 December 2007	31 March 2007 & 31 March 2008	31 March 2007 & 31 March 2008	31 March 2007 & 31 March 2008	31 March 2007 & 31 March 2008	31 March 2007 & 31 March 2008	31 March 2007 & 31 March 2008
c Holding Company's Interest:								
(i) No. of Equity Shares	253750009	23163000	32640000	1	126873	3262100	25811207	10
Face Value	Rs. 10	One Jordanian Dinar	One USD	One Million Arab Emirate Dinar	Rs. 100	Rs. 10	Rs. 10	USD 10
Paid up Value	Rs. 2537500090	JD 23163000	USD 32640000	AED 1000000	Rs. 12687300	Rs. 32621000	Rs. 258112070	USD 100
(ii) Extent of Holding	100 per cent	52.17 per cent	83.54 per cent	83.54 per cent	100 per cent	100 per cent	55.97 per cent	55.97 per cent
d. Net aggregate amount of subsidiary's profits/(losses) not dealt within the Holding Company's accounts:								
(i) for subsidiary's financial year	NIL	JD 392472	(USD 17800)	NIL	Rs. (14464483)	Rs. (559066)	Rs.62864391	USD 891
(ii) for its previous financial year	NIL	JD 16888220	(USD 47728)	NIL	Rs. (4993935)	Rs. (16235842)	Rs.(8763695)	(USD 2893)
e. Net aggregate amount of subsidiary's profits/(losses) dealt within the Holding Company's accounts:								
(i) for subsidiary's financial year	NIL	JD 2316300	NIL	NIL	NIL	NIL	NIL	NIL
(ii) for its previous financial year	NIL	JD 7412160	NIL	NIL	Rs. 4694301	NIL	NIL	NIL
f. Changes in the interest of the Holding Company between the end of the subsidiary's financial year ended 31 December 2007 and 31 March 2008								
(i) Holding Company's interest as on 31 March 2008 Number of Equity Shares Face Value Paid up value (ii) Extent of Shareholding	NIL	NIL	NIL	NIL	NIL	NIL	NIL	NIL
g. Material changes between the end of the subsidiary's financial year ended 31 December 2007 and 31 March 2008 in respect of								
(i) Subsidiary's Fixed Assets	NIL	NIL	NIL	NIL	NIL	NIL	NIL	NIL
(ii) Subsidiary's Investments	NIL	NIL	NIL	NIL	NIL	NIL	NIL	NIL
(iii) Monies lent by subsidiary	NIL	NIL	NIL	NIL	NIL	NIL	NIL	NIL
(iv) Monies borrowed by the subsidiary, other than for meeting current liabilities	NIL	NIL	NIL	NIL	NIL	NIL	NIL	NIL

Dr A C MUTHIAH
Chairman

M JAYASANKAR
Director

N R KRISHNAN
Director

ASHWIN C MUTHIAH
Vice Chairman

KUMAR JAYANT
Director

N RAMAKRISHNAN
Secretary

Place : Chennai
Date : 30 June 2008

AUDITORS' REPORT TO THE BOARD OF DIRECTORS OF SOUTHERN PETROCHEMICAL INDUSTRIES CORPORATION LIMITED ON THE CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY, ITS SUBSIDIARIES, JOINT VENTURES AND ASSOCIATES.

1. We have audited the attached Consolidated Balance Sheet of Southern Petrochemical Industries Corporation Limited, its Subsidiaries, Joint Ventures and Associates (SPIC Group) as at 31 March 2008, the Consolidated Profit and Loss Account and the Consolidated Cash Flow Statement for the eighteen months period ended on that date annexed thereto. These financial statements are the responsibility of Southern Petrochemical Industries Corporation Limited's management and have been prepared by the management on the basis of separate financial statements and other financial information regarding components. Our responsibility is to express an opinion on these financial statements based on our audit.

2. We conducted our audit in accordance with the auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3. Without qualifying our opinion, we draw attention to note C-4 in Schedule 22 regarding preparation of accounts on a going concern basis notwithstanding the fact that the Company's networth has turned negative.

4. We did not audit the financial statements of:

   a. Subsidiaries whose financial statements reflect total assets of Rs.487211.65 lac as at 31 March 2008 and total revenues of Rs.56780.19 lac and net cash outflows amounting to Rs.3330.16 lac for the period then ended;

   b. Joint Ventures whose financial statements reflect the SPIC Group's share of total assets of Rs.20970.61 lac as at 31 March 2008, SPIC Group's share of total revenues of Rs.44874.77 lac and the SPIC Group's share of cash flows amounting to Rs.699.94 lac for the period then ended; and

   c. Associates whose financial statements reflect SPIC Group's share of reserves and surplus of Rs.769.79 lac as at 31 March 2008.

   These financial statements *except those relating to a subsidiary* as referred below, have been audited by other auditors whose reports have been furnished to us, and in so far as it relates to the amounts included in the Subsidiaries, Joint Ventures and Associates are based on the reports of other auditors.

   In respect of one of the subsidiaries, the financial statements for the period 1 April 2007 to 31 March 2008 have not been audited and we have relied upon the unaudited financial statements as given by the management.

5. We report that the Consolidated Financial Statements have been prepared by Southern Petrochemical Industries Corporation Limited's management in accordance with the requirements of Accounting Standard (AS) 21, Consolidated Financial Statements, Accounting Standard (AS) 23, Accounting for Investments in Associates in Consolidated Financial Statements, and Accounting Standard (AS) 27, Financial Reporting of interests in Joint Ventures, notified by the Central Government of India under the Accounting Standard Rules, 2006.

   i) *Attention is invited to Note No. C-7 and C-9 of Schedule 22 regarding the progress in implementation of the projects by two subsidiary companies. Though there is delay in implementation of the project, the management does not anticipate any significant loss on implementation of the projects, in respect of which we are unable to express an opinion. Further as stated in Note C-8 one of the subsidiary companies has accrued interest on its borrowings at agreed / contracted rates. The balance of secured loans and accrued interest thereon has not been confirmed by the lenders. Adjustments, if any, which may arise upon confirmation, is unascertainable at this stage and not provided for.*

   ii) *Attention is invited to Note No.C-3 (a) of Schedule 22 regarding the debt servicing obligations as per the Corporate Debt Restructuring (CDR) package dated 19 March 2003 which have already fallen due for payment but remaining unpaid. In view of the acquisition of substantial portion of the financial assistance granted by certain banks / financial institutions by Asset Reconstruction Company India Limited (ARCIL) together with all security interests in respect thereof and Company's negotiation with ARCIL for a suitable restructuring scheme and in the absence of any specific demand by any of the lenders, we are unable to express an opinion on the additional liability that could arise on the non fulfilment of the repayment obligation as per the CDR Package.*

iii) As stated in Note C-17 of Schedule 22 regarding investments by Tamilnadu Petroproducts Limited (TPL) (A Joint venture of SPIC) in SPIC Electric Power Corporation Private Limited, no provision has been considered necessary by the management of the TPL in respect of the net assets included in the accounts of the TPL reflecting the value of Rs.2764.50 lac (Proportionate share included in Consolidated financials Rs.468.03 lac). In view of the considerable delay in the implementation of the project we are unable to express an opinion on the provision, if any, required in respect of the said net assets reflecting the value of the above referred investments.

6. Based on our audit and on consideration of reports of other auditors on separate financial statements and on the other financial information of the components, and to the best of our information and according to the explanation given to us, *subject to the adjustments which may be required in respect of matters specified in paragraphs 5(i) to 5(iii) above, the effect of which we are unable to determine,* we are of the opinion that the attached consolidated financial statements give a true and fair view in conformity with the accounting principles generally accepted in India;

   (a) in the case of Consolidated Balance Sheet, of the state of affairs of SPIC Group as at 31 March 2008;

   (b) in the case of Consolidated Profit and Loss Account, of the loss for the period ended on that date; and

   (c) in the case of Consolidated Cash Flow Statement, of the cash flows for the period ended on that date.

For FRASER & ROSS
Chartered Accountants

M K ANANTHANARAYANAN
Partner
Membership No: 19521

Place : Chennai
Date : 30 June 2008

CONSOLIDATED BALANCE SHEET AS AT 31 MARCH 2008

(Rupees in lac)

	Schedule		As at 31 March 2008		As at 30 September 2006
SOURCES OF FUNDS					
Shareholders' funds:					
Share capital	1	12044.82		12044.82	
Share capital advance	2	1614.95		169.95	
Reserves and surplus	3	32292.14		35347.46	
			45951.91		47562.23
Minority interests			25505.51		30170.76
Loan funds:					
Secured	4	539390.89		410117.29	
Unsecured	5	50313.20		48144.81	
			589704.09		458262.10
Deferred tax liability (Net) (Note C-16(b))	6		1787.74		1552.97
Total			662949.25		537548.06
APPLICATION OF FUNDS					
Goodwill on Consolidation (Net of capital reserve)			12050.92		12050.92
Fixed assets:	7				
Gross block			378081.39		387728.58
Less : Depreciation			192262.30		186081.90
Net block			185819.09		201646.68
Capital work-in-progress / advances			133422.10		137635.40
			319241.19		339282.08
Pre-operative expenditure pending allocation	8		334578.81		226536.60
Investments	9		11452.83		6627.56
Current assets, loans and advances:					
Inventories	10	27280.32		25796.82	
Sundry debtors	11	20432.01		21803.59	
Cash and bank balances	12	25258.33		10925.77	
Loans and advances	13	9554.22		46234.35	
		82524.88		104760.53	
Less: Current liabilities and provisions	14				
Liabilities		166033.38		162914.90	
Provisions		89.58		358.77	
		166122.96		163273.67	
Net current assets			(83598.08)		(58513.14)
Miscellaneous expenditure (Note C-14) (to the extent not written off or adjusted)	15		733.75		959.14
Profit and loss account			68489.83		10604.90
Total			662949.25		537548.06
Notes on accounts	22				

Per our report attached

For FRASER & ROSS
Chartered Accountants

M K ANANTHANARAYANAN
Partner

Place : Chennai
Date : 30 June 2008

Dr A C MUTHIAH
Chairman

M JAYASANKAR
Director

N R KRISHNAN
Director

ASHWIN C MUTHIAH
Vice Chairman

KUMAR JAYANT
Director

N RAMAKRISHNAN
Secretary

CONSOLIDATED PROFIT AND LOSS ACCOUNT FOR THE EIGHTEEN MONTHS ENDED 31 MARCH 2008

(Rupees in lac)

	Schedule		Eighteen Months ended 31 March 2008		Eighteen Months ended 30 September 2006
INCOME					
Sales and services		258645.85		419700.64	
Less: Excise Duty		6682.16		4012.92	
Net Sales and services	16		251963.69		415687.72
Other income	17		7420.88		6081.31
TOTAL INCOME			259384.57		421769.03
EXPENDITURE					
Purchase of finished goods	18		1092.53		1690.75
Manufacturing and other expenses	19		251125.27		403457.28
Interest and financial charges (net)	20		39650.22		31250.06
Depreciation for the period		20334.42		19186.14	
Less : Credit for amount withdrawn from revaluation reserve [Refer Note C-5(i)]		143.94		3978.54	
			20190.48		15207.60
TOTAL EXPENDITURE			312058.50		451605.69
LOSS BEFORE TAXATION			(52673.93)		(29836.66)
Provision for taxation - Current	21		1445.41		720.43
- Deferred			263.02		19.87
LOSS AFTER TAXATION			(54382.36)		(30576.96)
Share of Profit of Associates for the period (Net)			769.79		1267.08
Loss before minority interests			(53612.57)		(29309.88)
Profit applicable to minority interests			536.02		4073.15
Net Loss for the period			(54148.59)		(33383.03)
Loss brought forward			(10604.90)		(32476.23)
			(64753.49)		(65859.26)
Accumulated Profit as at 31 March 2006 relating to SPIC Holdings and Investments Limited, an Amalgamating Company			-		744.67
Accumulated Loss as at 31 March 2006 adjusted against Revaluation reserve			-		53379.46
			(64753.49)		(11735.13)
APPROPRIATIONS					
Transfer to Specific Reserve by a Subsidiary			(85.15)		(420.81)
Effect of disposal of Joint venture			-		172.65
Transfer from Specific Reserves by Joint Ventures			(2.70)		(0.01)
Dividend and tax on dividends paid by Joint Ventures			(596.72)		(512.76)
Adjustments arising on Consolidation			(580.24)		716.40
Dividends paid by a subsidiary			(2471.53)		-
Adjustment of goodwill on assocites to subsidiary			-		1174.76
Balance carried to balance sheet			(68489.83)		(10604.90)
Basic earnings per share of Rs.10 each			(50.41)		(31.24)
Diluted earnings per share of Rs.10 each			(50.41)		(31.24)
Notes on accounts	22				

Per our report attached

For FRASER & ROSS	**Dr A C MUTHIAH**	**ASHWIN C MUTHIAH**
Chartered Accountants	*Chairman*	*Vice Chairman*
M K ANANTHANARAYANAN	**M JAYASANKAR**	**KUMAR JAYANT**
Partner	*Director*	*Director*
Place : Chennai	**N R KRISHNAN**	**N RAMAKRISHNAN**
Date : 30 June 2008	*Director*	*Secretary*

Consolidated Accounts Section

CONSOLIDATED CASH FLOW STATEMENT FOR THE EIGHTEEN MONTHS ENDED 31 MARCH 2008

(Rupees in lac)

	Particulars	Eighteen Months ended 31 March 2008		Eighteen Months ended 30 September 2006	
A.	**CASH FLOW FROM OPERATING ACTIVITIES:**				
	Net Loss before tax		(52673.93)		(29836.66)
	Adjustment for :				
	Depreciation	20190.48		15207.43	
	(Profit)/Loss on sale of assets	183.41		(4.27)	
	(Profit)/Loss on sale of investments	(44.19)		23.92	
	Assets written off	-		513.61	
	Miscellaneous Expenditure written off	496.09		608.27	
	Unrealised Exchange Gain/Loss	(2928.91)		790.85	
	Provision for diminution in value of investments	203.22		-	
	Investments written off	-		421.08	
	Provision for Doubtful debts and advances	4022.31		8997.19	
	Interest and financial charges	40543.01		32072.48	
	Amortisation of Employee Compensation	117.53		-	
	Net gain on restructuring of Floating Rate Note	-		30.71	
	Income from investments	(2142.54)		(3040.61)	
	Foward Premium Gain	(6.53)		-	
	Interest Written off	-		52.65	
	Interest waiver on OTS	-		(314.69)	
	Provision for non moving Inventories/Inventory Written off	1230.04		476.93	
	Lease Rental Income	(9.43)		(1.13)	
	Interest income	(969.60)		(847.30)	
			60884.89		54987.12
	Operating profit before working capital changes		8210.96		25150.46
	Adjustments for :				
	(Increase)/Decrease in sundry debtors	11909.96		(1481.17)	
	(Increase)/Decrease in inventories	(2818.38)		(2302.22)	
	(Increase)/Decrease in loans and advances	22075.70		(370.98)	
	Increase/(Decrease) in current liabilities and provisions	(7977.32)		18652.43	
			23189.96		14498.06
	Cash generated from operations		31400.92		39648.52
	Direct taxes		(2059.80)		(241.37)
	Foreign Exchange Gain		339.63		-
	Voluntary Retirement Scheme		17.79		(17.78)
	NET CASH FROM OPERATING ACTIVITIES		29698.54		39389.37
B.	**CASH FLOW FROM INVESTING ACTIVITIES :**				
	Additions to fixed assets, including capital work-in-progress/ advances and adjustments for exchange fluctuation	(106163.66)		(44028.11)	
	Proceeds from sale of fixed assets	678.22		170.69	
	Loans and advances to other companies	-		106.90	
	Income from investments	1171.87		1109.99	
	Proceeds from sale of investments	1053.62		223.12	
	Purchase of Investments	(4350.40)		-	
	Effect of Joint Venture becoming an associate	13.06		-	
	Effect of Disposal of Joint Venture	-		325.85	
	Share of Profits of Associates in Joint Venture	(67.47)		(52.41)	
	Lease Rental Income	9.43		1.13	
	Interest income	971.80		852.69	
			(106683.53)		(41290.15)
	NET CASH USED IN INVESTING ACTIVITIES		(106683.53)		(41290.15)

CONSOLIDATED CASH FLOW STATEMENT (Contd.)

(Rupees in lac)

	Particulars		Eighteen Months ended 31 March 2008		Eighteen months ended 30 September 2006
C.	CASH FLOW FROM FINANCING ACTIVITIES :				
	Proceeds from borrowings	136488.83		40216.68	
	Repayment of borrowings	(9969.11)		(12617.55)	
	Deposits paid	(57.56)		-	
	Increase in Share Capital of a subsidiary	68.12		-	
	Translation Difference arising on consolidation	(3607.04)		(33.95)	
	Dividend and Dividend tax paid	(3385.22)		(268.38)	
	Prepayment premium paid	(4.43)		-	
	Interest and financial charges paid	(27628.99)		(21991.38)	
			91904.60		5305.42
NET CASH USED IN FINANCING ACTIVITIES			91904.60		5305.42
NET CASH FLOWS DURING THE PERIOD (A+B+C)			14919.61		3404.64
Cash and cash equivalents (opening balance)			10925.77		7356.64
Cash and cash equivalents on initial adoption of Subsidiary (Previous Period : Associate)			-		177.72
Cash and cash equivalents on initial adoption of Associate (Previous Period : Joint Venture)			(587.05)		-
Effect of Amalgamation of Subsidiaries			-		(13.23)
Cash and cash equivalents (closing balance)			25258.33		10925.77
Disclosure of non-cash transactions					
Write off old Subsidies			-		36954.74
Write off old Advances			-		6494.31
Restatement of Liabilities			-		4885.57
Conversion of Loan to Investment			-		6379.06
Investments acquired on Amalgamation			-		1590.66
Unpaid Interest			26543.06		-
Exchange (Loss)/Gain on restatement of FRN liability			1830.12		-
Conversion of Subsidy to investment			4350.40		-

Per our report attached

For and on behalf of the Board

For FRASER & ROSS *Chartered Accountants*	**Dr A C MUTHIAH** *Chairman*	**ASHWIN C MUTHIAH** *Vice Chairman*
M K ANANTHANARAYANAN *Partner*	**M JAYASANKAR** *Director*	**KUMAR JAYANT** *Director*
Place : Chennai Date : 30 June 2008	**N R KRISHNAN** *Director*	**N RAMAKRISHNAN** *Secretary*

(Rupees in lac)

SCHEDULE 1 SHARE CAPITAL		As at 31 March 2008		As at 30 September 2006
Authorised Capital:				
19,10,00,000 (19,10,00,000) Equity shares of Rs.10 each	19100.00		19100.00	
1,09,00,000 (1,09,00,000) Redeemable cumulative preference shares of Rs.100 each	10900.00	30000.00	10900.00	30000.00
Issued, subscribed and paid up:				
10,79,48,196 (10,79,48,196) Equity shares of Rs.10 each	10794.82		10794.82	
3,00,000 (3,00,000) 14.50% Redeemable cumulative non-convertible preference shares of Rs.100 each	300.00		300.00	
8,50,000 (8,50,000) 11.50% Redeemable cumulative non-convertible preference shares of Rs.100 each	850.00		850.00	
1,00,000 (1,00,000) 10.00% Redeemable cumulative non-convertible preference shares of Rs.100 each	100.00		100.00	
		12044.82		12044.82

Notes :

1. **Equity shares includes:**

   1,70,00,000 Equity Shares allotted as fully paid up bonus shares, by capitalisation of Rs.1700 lac, from General Reserve.

2. **Preference Shares:**

   (a) 14.50 % Redeemable cumulative non-convertible preference shares of Rs. 300 lac issued on private placement basis, redeemable at par after the expiry of 60 months from the date(s) of allotment, have fallen due for redemption during the year 2001-02.

   (b) 11.50 % Redeemable cumulative non-convertible preference shares of Rs. 850 lac issued on private placement basis, redeemable at par after the expiry of 36 months from the date(s) of allotment, have fallen due for redemption during the year 2002-03.

   (c) 10.00 % Redeemable cumulative non-convertible preference shares of Rs. 100 lac issued on private placement basis, redeemable at par after the expiry of 36 months from the date(s) of allotment, have fallen due for redemption during the year 2003-04.

(Rupees in lac)

SCHEDULE 2 SHARE CAPITAL ADVANCE	As at 31 March 2008	As at 30 September 2006
Share Capital Advance	0.08	0.08
Proportionate share in Joint Ventures	1614.87	169.87
Grand Total	1614.95	169.95

(Rupees in lac)

SCHEDULE 3 RESERVES AND SURPLUS	As at 30 September 2006	Additions	Deductions	As at 31 March 2008
Securities Premium Account	13332.30	-	-	13332.30
Capital Reserve	101.02	(0.05)	-	100.97
Statutory Reserve	1675.35	117.57	-	1792.92
Capital Redemption Reserve	6500.00	-	-	6500.00
Debenture Redemption Reserve	3800.00	-	-	3800.00
Revaluation Reserve	184.23	2033.75	3.70	2214.27
Foreign Currency Translation Reserve	8354.83	(5501.21)	-	2853.62
Employees Stock Option Outstanding #	-	394.93	47.79	347.14
Proportionate share in Joint Ventures				
- Securities Premium Account	780.85	-	-	780.85
- Capital Reserve	7.15	-	-	7.15
- Revaluation Reserve	496.96	-	140.23	356.73
- Foreign Currency Translation Reserve	(91.42)	-	(91.42)	-
- Export Project Reserve	179.00	-	-	179.00
- Foreign Project Reserve	27.19	-	-	27.19
Total Reserves	35347.46	(2955.01)	100.31	32292.14

Represents 1,680,950 options granted to the Employees of a subsidiary company (SPEL Semiconductor Limited) as on 18 January 2008. The options are valued using fair value method, which is the differential price between the market price Rs.40.55 on the date of approval of grant i.e, 18 January 2008 and the grant price of Rs.19.90 per share.

(Rupees in lac)

SCHEDULE 4 SECURED LOANS #	As at 31 March 2008	As at 30 September 2006
I. Privately placed non-convertible debentures: *		
(i) Series VII (including Funded interest term loan)	6592.65	6592.65
Interest accrued and due	6404.71	3308.09
(ii) Series XIII (including Funded interest term loan)	12277.06	12277.06
II. Loans		
(a) From Banks		
(i) Term Loans	115305.27	139661.49
(ii) Working capital loans and Cash Credit facilities	17898.17	24630.44
(b) From Financial Institutions		
- Term Loans	257919.58	219287.72
(c) Long term loans & advances from others **	120130.40	-
Total	536527.84	405757.45
Proportionate share in Joint Ventures	2863.05	4359.84
Grand Total	539390.89	410117.29

* Includes debentures assigned to Asset Reconstruction Company (India) Limited (ARCIL) Rs.16682.03 lac (Previous Period Rs.Nil) (Refer Note No. C - 3(b) of Schedule 22)

** Represent borrowings from certain banks and financial institutions which have been assigned to ARCIL by them. (Refer Note No. C - 3 (b) of Schedule 22)

Refer Note No. C - 3 (d) of Schedule 22)

SCHEDULE 4
SECURED LOANS (Contd.)
Notes:

1. The secured loans of the Parent Company are secured/to be secured by a *pari passu* charge, by way of joint equitable mortgage, on immovable and movable properties of the Parent Company, both present and future, hypothecation of inventories and all present and future book debts of the Parent Company including Government subsidies, pledge of Parent Company's investments in equity of other companies identified for divestment, personal guarantee of two director(s) of the Parent Company and by pledge of shareholding of the private promoters in the Parent Company.

2 (i) Series VII privately placed non-convertible debentures (Face value Rs.4500 lac) in item I (i) are redeemable, at par, as follows:

Year	2006	2007	2008	2009	2010	2011	2012	2013	2014
Rs. in lac	225	225	225	225	225	450	1125	900	900

(ii) Series XIII privately placed non-convertible debentures (Face value Rs.10000 lac) in item I (ii) are redeemable at par, as follows:

Year	2006	2007	2008	2009	2010	2011
Rs. in lac	875	1375	1750	1875	2250	1875

3 Loans from Financial Institutions and Banks includes Rs.323440.27 lac which are secured / to be secured by *pari passu* first charge of all the immovable and movable properties of SPIC Petrochemicals Limited, both present and future (subject to prior charges to be created on specified movables in favour of the bankers for meeting the working capital requirements).

4 Loans from Financial Institutions and Banks were collateralised by a first degree mortgage on IJC's movable and immovable assets including the manufacturing plant with all its fixtures. A deed of mortgage was issued to lenders against all the company's assets. The loan was settled in full during 2007.

5 Term loans from banks include Rs.2924.66 lac secured by first mortgage on SPEL Semiconductor Limited's immovable properties both present and future ranking *pari passu* interest under first charge by way of hypothecation of all companies movables and immovables (save and except book debts and on specific assets purchased on loan basis from Customers) including movable, machinery spares, tools and accessories both present and future, subject to prior charges created in favour of the company's banker's on inventories, book debts, deposits and other specified movables for securing the borrowing of working capital requirements.

6. Working Capital loans from banks include Rs.213.83 lac secured by hypothecation by way of first charge on SPEL Semiconductor Limited's current assets of ICP unit of the company viz., stock of raw materials, stock-in-process, semi-finished and finished goods, stores and spares not relating to plant and machinery (consumables, stores and spares), bills receivables, book debts, deposits and all other movables excluding such movables as may be permitted by consortium of banks in their discretion from time to time, both present and future, wherever situated and further secured by the second charge on the immovable assets of the company both present and future. The charge on current assets of the company will rank *pari-passu* with the existing charges created and /or agreed to be created thereon in favour of consortium of banks.

7. Proportionate share in Secured Loans of Joint Ventures are secured by movable and immovable properties and current assets of the respective Joint Venture companies.

SCHEDULE 5
UNSECURED LOANS #

(Rupees in lac)

	As at 31 March 2008	As at 30 September 2006
(a) Floating Rate Notes	29620.88	31341.51
(b) Fixed deposits	350.00	450.00
(c) From Financial Institution		
- Term Loans	-	55.17
- Others	5770.00	6318.50
(d) From Banks	1206.67	1359.07
(e) From Other than Banks	4216.47	3640.31
(f) Interest accrued and due	8790.78	4707.37
Total	49954.80	47871.93
Proportionate share in Joint Ventures	358.40	272.88
Grand Total	50313.20	48144.81

Note:

\# Amount repayable within one year Rs.15700.18 lac (Previous Period Rs. 10349.46 lac)

1. Loans from Banks include Rs.1206.67 lac (Previous Period Rs.1359.07 lac) taken by a subsidiary company SPIC Fertilizers and Chemicals Limited, secured against corporate guarantee provided by another company.

SCHEDULE 6
DEFERRED TAX LIABILITY (NET)

(Rupees in lac)

	As at 31 March 2008	As at 30 September 2006
Deferred Tax Liability		
Depreciation	535.06	-
Deferred Tax Assets		
Disallowances u/s 43B	-	(10.86)
Net Deferred Tax Liability (in respect of subsidiaries)	535.06	(10.86)
Proportionate share in Joint Ventures	1252.68	1563.83
Grand Total	1787.74	1552.97

SCHEDULE 7

FIXED ASSETS

(Rupees in lac)

Description	COST / VALUATION						DEPRECIATION					NET BOOK VALUE	
	As at 30 September 2006	Revaluation Uplift	Additions/ Adjustments	Deductions/ Adjustments	Reclassification #	As at 31 March 2008 @	As at 30 September 2006	For the Year **	Deductions/ Adjustments	Reclassification #	As at 31 March 2008	As at 31 March 2008	As at 30 September 2006
Tangible Assets													
Freehold land and development	20724.92	-	2797.12	-	-	23522.04	-	-	-	-	-	23522.04	20724.92
Leasehold land	1201.41	-	-	-	-	1201.41	-	* 51.22	-	-	51.22	1150.19	1201.41
Buildings and Sanitary fittings	51130.49	-	132.42	826.12	-	50436.79	15484.71	1600.57	310.28	-	16775.00	33661.79	35645.78
Plant and machinery	275479.82	-	7966.10	18913.18	-	264532.74	146035.92	16219.42	12030.18	-	150225.16	114307.58	129443.90
Electrical fittings and water supply installations	7053.12	-	113.06	70.39	-	7095.79	4296.81	432.90	30.57	-	4699.14	2396.65	2756.31
Furniture, fixtures, office and other equipment	6175.03	-	162.00	492.58	-	5844.45	4283.37	356.59	341.31	-	4298.65	1545.80	1891.66
Roads	1864.63	-	(39.56)	125.89	-	1699.18	644.95	110.30	61.48	-	693.77	1005.41	1219.69
Railway sidings	618.78	-	-	-	-	618.78	186.52	21.31	-	-	207.83	410.95	432.26
Vehicles	1076.39	-	283.66	223.99	-	1136.06	790.81	34.21	168.50	-	656.52	479.54	285.57
Intangible Assets													
Technical Know-how	161.81	-	-	-	-	161.81	113.26	48.55	-	-	161.81	-	48.55
Total	365486.40	-	11414.80	20652.15	-	356249.05	171836.35	18875.07	12942.32	-	177769.10	178479.95	193650.05
Capital work-in-progress / advances												132385.72	136314.25
Total (a)	365486.40	-	11414.80	20652.15	-	356249.05	171836.35	18875.07	12942.32	-	177769.10	310865.67	329964.30
Proportionate share in Joint Ventures:													
Fixed Assets	22242.18	-	1386.24	544.70	1251.38	21832.34	14245.55	1545.88	421.86	876.37	14493.20	7339.14	7996.63
Capital work-in-progress / advances												1036.38	1321.15
Total (b)	22242.18	-	1386.24	544.70	1251.38	21832.34	14245.55	1545.88	421.86	876.37	14493.20	8375.52	9317.78
Grand Total (a+b)	387728.58	-	12801.04	21196.85	1251.38	378081.39	186081.90	20420.95	13364.18	876.37	192262.30	319241.19	
Previous Period	351504.17	36769.79	7794.15	15150.63	6811.10	387728.58	167282.45	19230.11	3179.30	2748.63	186081.90		339282.08

@ Includes certain lands which are yet to be transferred to the Company's name.

* Depreciation for Leasehold land includes Rs.29.33 lac relating to earlier years.

** Depreciation for the year includes Rs.85.42 lac (Previous Period Rs.43.21 lac) debited to Pre-operative expenditure pending allocation in respect of a subsidiary and Rs.0.01 lac (Previous Period Rs. 0.76 lac) debited to Contracts Work-in-Progress and Rs 0.80 lac (Previous Period Rs.Nil) debited to Expenditure Pending Allocation in respect of Joint Ventures.

Represents adjustments arising on Joint Venture becoming as Associate during the current period.

(Rupees in lac)

SCHEDULE 8
PRE-OPERATIVE EXPENDITURE PENDING ALLOCATION

	As at 31 March 2008	As at 30 September 2006
Salaries	2090.19	2087.79
Contribution to Provident and other Funds	202.61	202.60
Staff Welfare Expenses	319.10	319.03
Training and Seminar Expenses	124.11	124.11
Recruitment Expenses	36.41	36.40
Power	352.90	352.90
Freight	77.26	77.25
Storage and Handling	144.97	144.97
Rent	134.62	134.62
Rates and Taxes	14.00	13.79
Travel and Conveyance	401.85	401.85
Vehicle Hire charges	332.96	332.96
Communication Expenses	161.03	160.96
Printing and Stationery	50.21	50.12
Books and Periodicals	8.97	8.97
Insurance	1245.34	1159.25
Publicity	21.45	21.44
Legal and Consulting Charges	239.61	239.34
Repairs and Maintenance		
- Building	27.35	27.35
- Others	318.93	315.13
Project Appraisal fee	10.00	10.00
Environmental Clearance fee	13.32	13.32
Interest and Commitment charges	325250.08	218938.06
Auditors Remuneration		
- Audit fees	9.96	8.36
- Certification fees	2.84	2.84
- Reimbursement of Expenses/levies	0.70	0.70
- Management Services	14.00	14.00
Depreciation	670.80	585.38
Directors' Sitting fees	6.48	5.88
Miscellaneous Expenses	207.90	207.76
Less: Miscellaneous Income	(32.83)	(32.83)
Interest Received	(0.67)	(0.67)
Loan amount waived by a bank	(177.08)	(177.08)
Pre-operative expenditure pending allocation	332279.37	225786.55
Proportionate share in Joint Ventures	2299.44	750.05
Grand Total	334578.81	226536.60

SCHEDULE 9
INVESTMENTS

	As at 31 March 2008	As at 30 September 2006
A Long Term :		
a) Trade		
(i) Quoted		
Equity shares - Associates	4251.08	4196.67
Equity shares - Others	160.20	160.19
(ii) Unquoted		
Preference shares (Associates)	1010.18	1281.43
Equity shares - Associates	838.52	-
Equity shares - Others #	90.92	93.41
b) Non-Trade		
(i) Unquoted		
Equity shares - Others	0.01	0.01
Units	4.36	4.36
Preference shares	5.00	5.00
B Current :		
(i) Trade		
GOI Special Bonds #	4350.40	-
Total	10710.67	5741.07
# Diminution in value of Investments	203.22	-
	10507.45	5741.07
Proportionate share in Joint Ventures	945.38	886.49
Grand Total	11452.83	6627.56

SPIC Nourishing growth

(Rupees in lac)

SCHEDULE 10 INVENTORIES		As at 31 March 2008		As at 30 September 2006
Stores and spares		8265.98		9463.29
Raw material		7412.74		7132.47
Work-in-process		2768.99		1329.69
Contracts-in-progress	3791.97		2677.35	
Less: Progress payments received	267.97		267.97	
		3524.00		2409.38
Finished goods		4326.90		3507.09
Total		26298.61		23841.92
Proportionate share in Joint Ventures		981.71		1954.90
Grand Total		27280.32		25796.82

SCHEDULE 11

SUNDRY DEBTORS

Unsecured :				
Debts outstanding for a period exceeding six months:				
- Considered good *	6108.28		4259.31	
- Considered doubtful	2917.66		2395.05	
		9025.94		6654.36
Other debts:				
Considered good		11288.81		14437.10
		20314.75		21091.46
Less: Provision for doubtful debts		2917.66		2395.06
Total		17397.09		18696.40
Proportionate share in Joint Ventures		3034.92		3107.19
Grand Total		20432.01		21803.59

* Includes Rs.3566.01 lac in Debts exceeding six months (Previous Period Rs.975.36 lac) and Rs.634.62 lac in other debts (Previous Period Rs.946.18 lac) retentions on account of Contract-in-Progress.

SCHEDULE 12

CASH AND BANK BALANCES

Cash and Cheques on hand	27.94	32.97
With Scheduled Banks :		
In Current Accounts	395.64	1419.72
In Fixed Deposits	19377.71	212.30
In Dividend Accounts	15.95	59.93
In Margin Deposits	43.57	34.01
With Other Banks :		
In Current Accounts	1049.57	5518.83
Total	20910.38	7277.76
Proportionate share in Joint Ventures	4347.95	3648.01
Grand Total	25258.33	10925.77

(Rupees in lac)

SCHEDULE 13
LOANS AND ADVANCES

		As at 31 March 2008		As at 30 September 2006
Advances recoverable in cash or in kind or for value to be received				
Secured:				
- Considered good		402.78		358.56
Unsecured:				
- Considered good	4599.96		42133.27	
- Considered doubtful	4082.51		823.65	
	8682.47		42956.92	
Less: Provision for doubtful advances	(4082.51)		(827.71)	
		4599.96		42129.21
Income-tax payments less provision		2235.83		1771.62
Balance with Customs, Port Trust and Central Excise on current accounts		293.58		63.91
Total		7532.15		44323.30
Proportionate share in Joint Ventures		2022.07		1911.05
Grand Total		9554.22		46234.35

SCHEDULE 14
CURRENT LIABILITIES AND PROVISIONS

	As at 31 March 2008	As at 30 September 2006
CURRENT LIABILITIES :		
Sundry creditors		
- dues to micro and small enterprises	337.04	344.01
- subsidairy companies	4741.65	74.14
- others	143486.14	151138.58
Unclaimed dividends	15.95	59.93
Unclaimed deposits	27.33	84.89
Interest accrued but not due on loans	10529.13	5071.81
Total	159137.24	156773.36
Proportionate share in Joint Ventures	6896.14	6141.54
Total	166033.38	162914.90
PROVISIONS:		
Gratuity and other retirement benefits	46.93	44.26
Total	46.93	44.26
Proportionate share in Joint Ventures	42.65	314.51
Total	89.58	358.77
Grand Total	166122.96	163273.67

(Rupees in lac)

SCHEDULE 15	As at 31 March 2008	As at 30 September 2006
MISCELLANEOUS EXPENDITURE NOT WRITTEN OFF (OR) ADJUSTED		
Voluntary Retirement Scheme Expenditure	139.97	653.85
Preliminary Expenditure and Other Expenditure	581.64	304.70
Proportionate share in Joint Ventures	12.14	0.59
Grand Total	733.75	959.14

SCHEDULE 16 SALES & SERVICES	Eighteen Months ended 31 March 2008	Eighteen Months ended 30 September 2006
Sales & Services	210665.44	392796.65
Less: Excise Duty	2851.73	2106.68
Net Sales & Services	207813.71	390689.97
Proportionate share in Joint Ventures	44149.98	24997.75
Grand Total	251963.69	415687.72

SCHEDULE 17
OTHER INCOME

Dividend from trade investments	512.40	2710.24
Interest from non-trade investments	0.67	1.08
Miscellaneous	6183.02	3187.81
Total	6696.09	5899.13
Proportionate share in Joint Ventures	724.79	182.18
Grand Total	7420.88	6081.31

SCHEDULE 18
PURCHASE OF FINISHED GOODS

Purchase of finished goods	962.40	1668.18
Proportionate share in Joint Ventures	130.13	22.57
Grand Total	1092.53	1690.75

(Rupees in lac)

SCHEDULE 19
MANUFACTURING AND OTHER EXPENSES

	Eighteen Months ended 31 March 2008		Eighteen Months ended 30 September 2006	
Raw materials consumed				
Opening stock	7116.82		6883.91	
Add : Purchases	99397.11		232905.29	
	106513.93		239789.20	
Less: Raw materials sold at cost	599.33		3903.79	
	105914.60		235885.41	
Less: Closing stock	7412.74		7116.82	
Raw materials consumed		98501.86		228768.59
Stores and spares consumed		4175.75		4278.33
Power, fuel and water charges		25097.55		61500.10
Sales promotion expenses		150.04		350.55
Salaries, wages and bonus		15073.23		12723.80
Contribution to gratuity and superannuation funds		1059.34		1162.07
Contribution to provident and other funds		600.99		501.89
Staff welfare expenses		1117.86		1076.31
Rent		1224.57		1692.35
Rates and taxes		3095.04		1607.87
Excise duty*		77.29		183.09
Insurance		1623.00		2158.30
Repairs to:				
Plant and machinery	4227.24		4305.11	
Buildings	622.48		720.82	
Others	765.22		808.21	
		5614.94		5834.14
Rebates and discounts		2051.23		5212.02
Packing, transportation and handling		7895.70		19364.33
Provision for doubtful debts and advances (net)/Bad debts & advance written off **		3994.71		8047.42
Provision for non moving inventories		937.89		-
Turnover tax		425.94		1910.60
Loss on sale of assets (net)		314.22		-
Loss on sale of investments		-		(5.38)
Provision for diminution in value of Investments		203.22		-
Investments written off		-		443.43
Supply of materials and equipment for construction contracts		19760.92		12686.47
Sub-contractors payments		4729.38		2133.89
Insurance Claim receivable written off		1467.15		-
Impairment of Property, plant and equipment		311.89		-
Miscellaneous expenses		14649.89		9928.84
(Increase) / Decrease in work-in-process and finished goods				
Opening Stock				
Finished goods	3507.10		3924.85	
Work-in-process (including Contracts-in-progress)	4007.03		2347.56	
	7514.13		6272.41	
Less: Closing Stock				
Finished goods	4326.91		3507.10	
Work-in-process (including Contracts-in-progress)	6560.95		4007.03	
	10887.86		7514.13	
		(3373.73)		(1241.72)
Total		210779.87		380317.29
Proportionate share in Joint Ventures		40345.40		23139.99
Grand Total		251125.27		403457.28

- * Represents excise duty on stock differential. Excise duty on sales for the period is shown as deduction from turnover.
- ** Net of provision written back Rs.167.31 lac (Previous Period Rs. Nil)

(Rupees in lac)

SCHEDULE 20 INTEREST AND FINANCIAL CHARGES (Net)	Eighteen Months ended 31 March 2008	Eighteen Months ended 30 September 2006
On debentures	3226.79	2696.10
On other fixed interest bearing loans	23349.95	21844.19
On others *	13041.95	7049.19
Total	39618.69	31589.48
Less: Interest on deposits, book debts, loans and others	(557.47)	(726.20)
	39061.22	30863.28
Proportionate share in Joint Ventures		
{ Net of Interest Capitalised Rs.45.73 lac (Previous Period Rs.41.99 lac) }	589.00	386.78
Grand Total	39650.22	31250.06

* Includes relating to earlier years of Rs.2772.95 lac payable to two lenders who have not given their consent to CDR Package of 2003.

SCHEDULE 21

PROVISION FOR TAXATION

Current tax	334.15	187.93
Deferred tax	545.91	95.76
Total	880.06	283.69
Proportionate share in Joint Ventures:		
Current tax	1111.26	532.50
Deferred tax	(282.89)	(75.89)
Grand Total	1708.43	740.30

SCHEDULE 22

NOTES ON THE CONSOLIDATED ACCOUNTS FOR THE EIGHTEEN MONTHS ENDED 31 MARCH 2008

A. **BASIS OF CONSOLIDATION:**

The Consolidated Financial Statements comprises of financial statements of Southern Petrochemical Industries Corporation Limited (the Company), its subsidiary companies, joint ventures and associates (SPIC Group). These Consolidated Financial Statements have been prepared in accordance with AS-21 "Consolidated Financial Statements", AS-23 "Accounting for Investments in Associates in Consolidated Financial Statements" and AS-27 "Financial Reporting of Interests in Joint Ventures", notified by the Central Government of India under the Companies (Accounting Standards) Rules, 2006.

Consolidated financial statements are prepared using uniform accounting policies except as stated in B. (iii) and (viii) of this Schedule, the adjustments arising out of the same are not considered material. With respect to overseas subsidiaries Indo-Jordan Chemicals Company Limited and SPIC Fertilizers and Chemicals Limited which are classified as Non-Intergral foreign operation, the financials were translated into Indian Currency as per Accounting Standard 11 (revised) and the exchange gains/ (losses) arising on conversion are accumulated under "Foreign Currency Translation Reserve".

1. (i) The subsidiary companies considered in these consolidated financial statements are:

Name	Country of incorporation	Percentage of ownership interest as at 31 March 2008	Percentage of ownership interest as at 30 September 2006
SPIC Petrochemicals Limited	India	100.00	100.00
Indo-Jordan Chemicals Company Limited	Jordan	52.17	52.17
SPIC Fertilizers and Chemicals Limited	Mauritius	83.54	83.54
SPIC Fertilizers and Chemicals FZE (through a subsidiary company – SPIC Fertilizers and Chemicals Limited, Mauritius)	Dubai	83.54	83.54
Ind-Ital Chemicals Limited	India	100.00	100.00
Orchard Microsystems Limited	India	100.00	100.00
SPEL Semiconductor Limited	India	55.97*	56.81
SPEL America, Inc., USA (through a subsidiary company – SPEL Semiconductor Limited, India)	America	55.97*	56.81

* Consequent to the ESOS options, the Company's shareholding in SPEL Semiconductor Limited has been reduced to 55.97 percent from 56.81 percent.

(ii) The financial statements of all the subsidiaries other than Indo-Jordan Chemicals Company Limited are drawn upto 31 March 2008, while that of Indo-Jordan Chemicals Company Limited are drawn upto 31 December 2007. There are no significant transactions subsequent to 31 December 2007, which require an adjustment to consolidated financial statements.

(iii) The financial statements of all the subsidiaries other than Indo-Jordan Chemicals Company Limited have been consolidated for 24 months (for the period 1 April 2006 to 31 March 2008), while that of Indo-Jordan Chemicals Company Limited had been consolidated for the 1 July 2006 to 31 December 2007.

2. **Interests in Joint Ventures:**

(i) The Group's interests in jointly controlled entities are:

Name	Country of incorporation	Percentage of ownership interest as at 31 March 2008	Percentage of ownership interest as at 30 September 2006
Tamilnadu Petroproducts Limited	India	16.93	16.93
Technip India Limited	India	50.00	50.00
EDAC Engineering Limited (formerly known as SPIC JEL Engineering Construction Limited)	India	*	47.57
National Aromatics and Petrochemicals Corporation Limited	India	50.00	**

* Refer Note under 3(i) of Schedule 22.

** The financial statements of National Aromatics and Petrochemicals Corporation Limited, has been consolidated as a Joint Venture during the period.

(ii) The financial statements of the Joint Ventures are drawn upto 31 March 2008.

(iii) The financial statements of all the Joint Ventures has been consolidated for 24 months (for the period 31 March 2007 and 31 March 2008).

3. **Investments In Associates**

(i) The Group's associates are

Name	Country of incorporation	Percentage of ownership interest as at 31 March 2008	Percentage of ownership interest as at 30 September 2006
Tuticorin Alkali Chemicals and Fertilisers Limited	India	45.15	45.15
Manali Petrochemical Limited	India	38.29	38.29
Gold Nest Trading Company Limited	India	32.76	32.76
EDAC Engineering Limited (formerly known as SPIC JEL Engineering Construction Limited)	India	47.57	*

* Pursuant to the sale of investments by the joint venture partner, EDAC Engineering Limited (formerly known as SPIC JEL Engineering Construction Limited) ceased to be a joint venture with effect from 23.10.2007 and accordingly has been treated as an associate from the said date.

(ii) The financial statements of the associates Manali Petrochemical Limited and EDAC Engineering Limited were drawn upto 31 March 2008 while that of Tuticorin Alkali Chemicals and Fertilisers Limited and Gold Nest Trading Company Limited have been drawn upto 30 September 2007.

(iii) Investment in Gold Nest Trading Company Limited, an associate company in which the Company holds 32.76 % of its share capital, has not been accounted under "equity method" as required in Accounting Standard (AS) 23, since the carrying amount of investment as on 31 March 2008 is Nil. Accordingly, the goodwill arising on investment and the Company's share in the post-acquisition movements in the net assets of the associate company have not been recognised in the consolidated financial statements.

(iv) The share of profits of Manali Petrochemical Limited has been consolidated for the period 1 April 2006 to 31 March 2008, while that of EDAC Engineering Limited has been consolidated for the year ended 31 March 2008.

4. Consistency in adoption of accounting policies among all group companies has been ensured to the extent practicable.

5. These consolidated financial statements are based, in so far as they relate to amounts included in respect of subsidiaries, joint ventures and associates, on the audited financial statements of each of the entities, except for SPIC Fertilizers and Chemicals Limited for the period 1 April 2007 to 31 March 2008, which are based on the Unaudited Financial Statements as certified by the management of that company.

6. The excess of cost to the holding Company of its investments in the subsidiaries and associates over the holding Company's portion of equity of the subsidiaries and associates is recognised in the financial statements as goodwill after considering the performance and business potential of those companies.

7. Minority interest in the net assets of consolidated subsidiaries consists of the amount of equity attributable to the minority shareholders at the dates on which investments are made by the Company in the subsidiary companies and further movements in their share in the equity, subsequent to the dates of investments.

8. Investments in associate companies have been accounted under the Equity Method as per Accounting Standard (AS) 23 'Accounting for Investments in Associates in Consolidated Financial Statements'. Under the Equity Method of accounting, the investment is initially recorded at cost, identifying any goodwill / capital reserve arising at the time of acquisition. The carrying amount of investment is adjusted thereafter for the post acquisition change in the investor's share of net assets of the Investee. The consolidated Profit and Loss Account reflects the investor's share of the results of the operations of the Investee.

9. Investor's share in assets, liabilities, income and expenses as appearing in financial statements of the Joint Venture has been included, in accordance with AS 27 Financial Reporting of Interest in Joint Venture.

B. SIGNIFICANT ACCOUNTING POLICIES:

(i) Basis of accounting

The financial statements are prepared under historical cost convention except for revaluation of certain fixed assets and on accrual basis of accounting.

(ii) Use of Estimates

The preparation of financial statements requires the Management to make estimates and assumptions considered in the reported amounts of assets and liabilities including the disclosure of contingent liabilities as of the date of the financial statements and the reported income and expenses during the reporting period. Management believes that the estimates used in preparation of the financial statements are prudent and reasonable. Actual results could vary from these estimates. Any revision to accounting estimates is recognized prospectively in the current and future periods.

(iii) **Fixed Assets and Depreciation**

Fixed Assets including intangible assets are capitalised at acquisition cost, including directly attributable cost of bringing the assets to its working condition for the intended use.

Certain assets have been revalued as on 1 January 1985, 1 June 1987, 30 September 1992, 31 March 1996, 31 March 1999, 31 March 2000, 1 April 2002, 1 April 2003 and 31 March 2006 and the resultant surplus arising on such revaluation has been added to the cost of the assets with a corresponding credit to Revaluation Reserve Account.

Depreciation on fixed assets of entities in India are provided on Straight Line Method (SLM), except in the case of Technip India Ltd, which provides depreciation on Written Down Value basis (WDV), in accordance with Schedule XIV to the Companies Act, 1956. The difference between the SLM and WDV basis in respect of Technip India Ltd is not significant. In respect of assets acquired prior to 1 April 1993 where depreciation was provided on SLM as per section 205 (2) (b) of the Companies Act, 1956 at rates which were higher than Schedule XIV rates, depreciation on the unamortised depreciable amount is provided over the residual life of the respective fixed assets.

In respect to assets of companies located outside India, depreciation is provided on Straight-line basis over its useful life as estimated by the respective companies.

Intangible Assets are amortised over the estimated useful life of the asset.

(iv) **Investments**

Long-term investments are valued at cost. Provision for diminution in the value of long term Investments is made, only if such decline is other than temporary in nature, in the opinion of the Management. Current Investments are carried at lower of cost or market value.

(v) **Inventories**

Inventories are valued at lower of cost and net realisable value except stores, spares and loose tools, which are valued at cost and/or below cost. The method of determining cost of various categories of inventories is as follows:

Stores, spares and raw materials	- Monthly weighted average method/first in first out method/annual average method
Work-in-Process and finished goods	- Average cost of last quarter's production/average annual cost, computed on full absorption costing method
Contracts-in-Progress	- Work-in-Process on construction contracts reflects proportionate value of inputs and expenses on contracts yet to be billed.

(vi) **Revenue Recognition**

(a) Revenue (including price concession in respect of certain fertilizers) in respect of sale of products is recognized at the point of despatch to customers from plants and warehouses.

(b) Under the retention-pricing scheme, the Government of India reimburses the fertiliser industry, the difference between the retention price based on the cost of production and selling price (realised from the farmers) as fixed by the Government from time to time, in the form of a subsidy. This has been accounted as income on the basis of movement of Fertiliser from the factory as per the procedure prescribed by the Government and not on the basis of ultimate sales. In the case of increase in input costs/ expenses for which retention price is yet to be announced, the Company makes a reasonable estimate of incremental amount due and accrues the same as income for the period.

(c) Income on long-term contracts is recognised on percentage completion method and measured by reference to the percentage of cost incurred upto the reporting date to the estimated total cost for each contract. Provision for anticipated losses on the long-term contracts is made as and when it is established.

(d) Dividend income on Investments is accounted for, when the right to receive the payment is established.

(vii) **Foreign Currency Transactions**

(a) Indian operations

Foreign currency transactions are recorded at the rate of exchange prevailing on the date of the transaction. At the year end, all monetary assets (other than investments) and liabilities denominated in foreign currency are restated at the year end exchange rates. Exchange differences arising on actual payment/realisation and year end reinstatement referred to above are adjusted to the Profit and Loss Account.

Investments in foreign currency are reported using the exchange rate at the date of the transaction.

(b) Overseas operations

Fixed assets are recorded at the rates of exchange prevailing on the date of acquisition of such assets. Monetary assets and liabilities are translated at the exchange rate prevailing on the last day of the accounting period and difference in exchange is recognised as a charge in the Profit and Loss Account. All the revenue transactions are translated at the monthly average rates.

(viii) Retirement Benefits

Fixed contributions to Provident Fund, Employees State Insurance and Superannuation Fund on monthly basis are absorbed in the accounts. In respect of one of the joint venture, Tamilnadu Petroproducts Limited, contributions are made monthly at a predetermined rate to the Provident Fund Trust managed by the company and debited to the Profit & Loss Account on an accrual basis. The interest rate payable by the trust to the beneficiaries is as notified by the Government. The company has an obligation to make good the shortfall, if any, between the return from the investments of the trust and the notified interest rates and recognize such shortfall as an expense.

Liabilities towards gratuity and leave encashment to employees determined on actuarial valuation as at the end of the financial period are absorbed in the accounts.

Payments under voluntary retirement scheme is charged to the Profit and Loss Account over a period of five years from the accounting year in which the payments is made.

(ix) Research and Development Expenditure

Revenue expenditure on Research and Development is charged to the Profit and Loss Account and Capital expenditure is included in fixed assets under appropriate heads.

(x) Borrowing costs

Borrowing costs incurred after 1 April 2000 that is attributable to the acquisition of qualifying assets are capitalised as part of the cost of such assets. All other borrowing costs are charged to revenue.

(xi) Deferred Charges - Net

In respect of an overseas subsidiary, Indo-Jordan Chemicals Company Limited, expenditure incurred to facilitate new borrowings from Capital Bank, as security and facility agent and to repay the previous long-term loans, has been amortised over the period of the new borrowings, which is four years.

(xii) Segment Reporting

The accounting policies adopted for segment reporting are in line with the accounting policies of the Company.

a. Revenue and expenses have been identified to segments on the basis of their relationship to the operating activities of the segment. Revenue and expenses, which relate to the enterprise as a whole and are not allocable to segments on a reasonable basis, have been included under unallocable corporate expenses.

b. Investments, advance towards investments and other advances which are not allocable to segments, are excluded from segment capital employed.

(xiii) Taxes on Income

Provision for Current tax is made based on the liability computed in accordance with the relevant tax rates and tax laws.

Provision for deferred tax is made for timing differences arising between the taxable income and accounting income computed using the tax rates and the laws that have been enacted or substantively enacted as of the Balance Sheet date.

Deferred tax asset in respect of unabsorbed depreciation and carry forward of losses are recognised if there is virtual certainty that there will be sufficient future taxable income available to realize such losses. Other deferred tax assets are recognized if there is reasonable certainty that there will be sufficient future taxable income available to realize that such assets.

xiv) Contingent Liabilities

Provisions are recognized only when there is a present obligation as a result of past events and when a reasonable estimate of the amount of obligation can be made. Contingent liability is disclosed for (i) possible obligation which will be confirmed only by future events not wholly within the control of the Company or (ii) present obligation arising from past events where it is not probable that an outflow of resources will be required to settle the obligation or a reliable estimate of the amount of the obligation cannot be made. Contingent Assets are neither recognized nor disclosed in the financial statements.

xv) Impairment of Assets

At each balance sheet date, the carrying values of the tangible and intangible assets are reviewed to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where there is an indication that there is a likely impairment loss for a group of assets, the Company estimates the recoverable amount of the group of assets as a whole, to determine the value of impairment.

C. **NOTES ON ACCOUNTS**

1. (a) Estimated amount of contracts remaining to be executed on capital account and not provided for (net of advances) Rs.198722.76 lac (Previous Period Rs.126144.47 lac) [including share of Joint Ventures Rs. Nil (Previous Period Rs.180.90 lac)]

2. Contingent Liabilities

(a) Bills and Cheques discounted Rs.73.63 lac (Previous Period Rs.430.58 lac) [including share of Joint Ventures Rs. 73.63 lac (Previous Period Rs.275.31 lac)]

(b) Claims not acknowledged as debts

(i) Disputed claims against the Company, which are being challenged before the Courts – Rs.3146.81 lac (Previous Period Rs.3303.38 lac) [including share of Joint Ventures Rs. Nil (Previous Period Rs.Nil)]

(ii) Other claims Rs.42329.63 lac (Previous Period Rs.24687.43 lac). The Company has been advised that there are reasonable chances of successful outcome of the cases and accordingly no provision is considered necessary.

(c) Guarantees / Security given to banks/financial institutions on behalf of other companies Rs. 5000 lac (Previous Period Rs.5180 lac) [including share of Joint Ventures Rs.Nil (Previous Period Rs.Nil)]. Counter Guarantee given for loan availed Rs.3435 lac (Previous Period Rs.Nil) [including share of Joint Ventures Rs.Nil (Previous Period Rs.Nil)].

(d) Bank Guarantees outstanding Rs.3112.07 lac (Previous Period: Rs.2481.11 lac)

(e) Cumulative amount of Preference Dividend and dividend tax thereon not provided for by the Company from 1 April 2001 to 31 March 2008 is Rs.1582.67 lac (Previous Period Rs.1284.04 lac)

(f) No provision is considered necessary for the disputed taxes aggregating to Rs.5654.10 lac (Previous Period Rs.13276.43 lac) [including share of Joint Ventures Rs.614.80 lac (Previous Period Rs.1901.95 lac)], which are under various stages of appeal proceedings. Out of the above amount, an amount of Rs.2973.08 lac (Previous Period Rs.2174.05 lac) has been deposited under protest / adjusted by relevant authorities. The Company has been advised that there are reasonable chances of successful outcome of the appeals.

3. a) Consequent to the implementation of Corporate Debt Restructuring (CDR) Package dated 19.03.2003, the Company had availed interest relief from various banks and financial institutions amounting to Rs.4110.36 lac for the year 2002-03 and continues to accrue the interest liability at the reduced rates in the subsequent years also. The principal amount and the accrued interest aggregating to Rs.67942.09 lac (Previous Period Rs.24635.68 lac) which has already fallen due for payment, remain unpaid. As per the approved restructuring package, the Institutions / Banks shall retain the right to revoke the package in case the Company does not meet its commitments as stipulated in the package. The Company has received a communication from one of the lenders withdrawing their consent to the restructuring of their term loan facility under the CDR and advising the Company to take note of the same. However, the Company has not received any demand from the lenders on this account.

b) The Company received intimations from four secured lenders during the period from April 07 to September 07 informing that the financial assistance granted by them along with the attendant security interests have been assigned in favour of the Asset Reconstruction Company (India) Limited (ARCIL) pursuant to the provisions of Securitisation and Reconstruction of Financial Assets and Enforcement of Security Interest Act, 2002 (SARFAESI Act). ARCIL vide its letter dated 07.04.2008 has also confirmed the assignment of security interests pertaining to the financial assistance availed by the Company in favour of it by fifteen secured lenders including the aforesaid four lenders. Since ARCIL has acquired a significant quantum of assignment rights, the Company is actively engaged in discussion with ARCIL for a suitable restructuring scheme.

c) As certain working capital lending banks have raised claims before the Hon'ble Debt Recovery Tribunal (DRT) which the Company is contesting, opening of letters of credit by banks was affected. As a result, the Ammonia and Urea plants which were stopped on 26.3.2007 for turnaround activities could not recommence their operations. The Phosphatic plants also could not be operated. DRT passed interim orders on various dates directing the banks to open fresh Letters of Credit. In compliance of DRT's direction certain banks opened fresh Letters of Credit. This enabled the Company to restart and operate the Phosphatic plants from 19.8.2007 to 4.2.2008. Some of the lending banks filed interim applications with Debt Recovery Appellate Tribunal (DRAT) against the order of DRT. While disposing the interim application filed by one of the lending banks, the Hon'ble DRAT directed the lead bank to keep the subsidy amount of Rs.18628 lac lying with them in maximum interest earning no lien account effective 25.01.2008 and the said deposit is maintained by the lead bank. This deposit has to be maintained with the lead bank until further orders of DRAT and hence the Company is not in a position to utilize this money for its operations. Consequently the Ammonia, Urea and Phosphatic plants continue to be non-operating. However, other Divisions of the Company, viz. Pharmaceutical, SPIC Maintenance Organisation and Agri-Business continued their operations throughout the accounting period.

d) The balances of loans/interest accrued due to some of the lenders as on 31.03.2008 to the extent of Rs.162117.52 lac (Previous Period Rs.28669.45 lac) are subject to confirmation.

4 Going Concern

The financial statements have been prepared on a going concern basis, though the Company's networth has turned negative considering the current discussions with Asset Reconstruction Company (India) Limited (ARCIL) for an appropriate scheme to restructure the debt obligations as referred to in Note 3 (b) above which the Management expects to fructify in the near future and also the proposals for improvement in Company's operations and optimum utilization of plant capacities.

5. (a) Fixed assets (other than furniture and fittings, office equipment, vehicles, ships and certain buildings and plant and machinery) of the Company have been revalued as on 31 March 1996 on the basis of 'Existing Use Value' by independent professional valuers. The resultant surplus on such revaluation over the written down value of these assets amounting to Rs.36659.06 lac has been credited to Revaluation Reserve.

   (b) Land, buildings and plant and machinery relating to Pharmaceuticals and Biotechnology Divisions of the Company have been revalued as on 31 March 1999, on the basis of 'Existing Use Value' by independent professional valuers. The resultant surplus on such revaluation over the written down value of these assets amounting to Rs.5412.77 lac has been credited to Revaluation Reserve.

   (c) Fixed assets (other than furniture and fittings, office equipment and vehicles) of the Tuticorin Plant of the Company have been revalued as on 31 March 2000 on the basis of 'Existing Use Value' by independent professional valuers. The resultant surplus on such revaluation over the written down value of these assets amounting to Rs.30905.38 lac has been credited to Revaluation Reserve.

   (d) Fixed assets (other than furniture and fittings, office equipment and vehicles) of the Tuticorin Plant of the Company have been revalued as on 1 April 2002 on the basis of 'Existing Use Value' by independent professional valuers. The resultant surplus on such revaluation over the written down value of these assets amounting to Rs.35086.61 lac has been credited to Revaluation Reserve.

   (e) Land and buildings, plant and machinery, Compound wall and Roads relating to Pharmaceuticals and Biotechnology Divisions of the Company have been revalued as on 1 April 2003, on the basis of 'Existing Use Value', by independent professional valuers. The resultant surplus on such revaluation over the written down value of these assets amounting to Rs.6940.24 lac has been credited to Revaluation Reserve.

   (f) Fixed assets (other than furniture and fittings, office equipment and vehicles) of the Tuticorin Plant have been revalued as on 31 March 2006 on the basis of 'Existing Use Value' by independent professional valuers. The resultant surplus on such revaluation over the written down value of these assets amounting to Rs.14912.79 lac has been credited to Revaluation Reserve.

   (g) Administrative buildings and Land including those relating to Pharmaceuticals and Biotechnology Divisions have been revalued as on 31 March 2006 on the basis of 'Existing Use Value', by independent professional valuers. The resultant surplus on such revaluation over the written down value of these assets amounting to Rs.21857.00 lac has been credited to Revaluation Reserve.

   (h) Fixed assets of Ind-Ital Chemicals Limited (a 100% subsidiary) have been revalued on 1 June 1987 and 30 September 1992 on the basis of technical valuation reports. The resultant surplus on such revaluation over the written down value of these assets amounting to Rs.111.89 lac and Rs.264.89 lac respectively has been credited to Revaluation Reserve on the respective dates given above.

   (i) The depreciation charge for the period shown in the Profit and Loss Account is after deducting an amount of Rs.143.94 lac (Previous Period Rs.3978.54 lac) [including Rs.140.23 lac (Previous Period Rs.309.74 lac) in respect of joint venture] representing the extra depreciation arising on revaluation of fixed assets withdrawn from Revaluation Reserve.

   (j) Also, deducted from the Revaluation Reserve is an amount of Rs. Nil (Previous Period Rs.2265.50 lac) in respect of certain adjustments for deletion of revalued assets.

6. Capital work-in-progress/ advances include a sum of Rs.2091.04 lac (Previous Period Rs.2091.04 lac) being advances paid to MCC Finance Limited for purchase of certain immovable properties. The Company entered into sale agreements for these properties with MCC Finance Limited and the execution and registration of sale deeds are pending. The Administrator/Provisional Liquidator of MCC Finance Limited filed a petition before the Company Court at Chennai seeking a direction that the sale agreements entered into between the Company and MCC Finance Limited be declared null and void. The said Petition was allowed by the Single Judge on 18 June 2003. The Company has filed an appeal against the Order before the Division Bench of the Madras High Court. The Division Bench admitted the appeal and ordered status quo be maintained, pending disposal of the appeal.

7. The Company promoted SPIC Petrochemicals Limited (SPIC Petro) in 1994-95 for the manufacture of Polyester Filament Yarn (Capacity : 80000 TPA) and Purified Terepthalic Acid (Capacity : 315000 TPA). The Consolidated financial statements include net fixed assets (including capital work-in-progress) amounting to Rs.76896.16 lac (Previous Period Rs.76914.10 lac) and pre-operative expenditure pending allocation amounting to Rs.332279.37 lac (Previous Period Rs.225786.55 lac) relating to SPIC Petro.

   In view of the pending litigation between Chennai Petroleum Corporation Limited (CPCL) and the Company and the consequent interim injunction granted by the Madras High Court in 1997 to stop implementation of activities, there has been a suspension of activities.

   The draft Memorandum of Settlement (MoS) between CPCL and the Company which was approved by the Ministry of Petroleum and Natural Gas (MoPNG), Government of India, in March 2001 is awaiting formal execution. The Company initiated discussions with Financial Institutions and Banks for resolving the financial issues through re-structuring of all the loans, grant of reliefs and concessions and further financial assistance. A high level meeting with the Financial Institutions and Banks, who have funded this project, was held at Mumbai in June 2001.The Lenders have formed a committee comprising representatives from IDBI, ICICI, SBI and Dena Bank to review the project and re-appraise the viability of the project.

   The Lenders Committee appointed Tata Consulting Engineers Limited (TCE) as Lenders' Engineer to assess the revised project cost and the viability of the project. TCE have completed their study and submitted their report to IDBI in August 2002 and IDBI had requested TCE to do an update of the report by December 2003 and the revalidation was completed by February 2004.

   Meanwhile, in January 2003, ICICI Bank Limited filed an application before the Hon'ble Debt Recovery Tribunal for appointment of a Receiver in respect of properties of SPIC Petro. The Tribunal, on 14.2.2003, granted interim relief by way of appointment of a Receiver with a direction to get the property valued for sale. The appeals of SPIC Petro and that of the Company before the Debt Recovery Appellate Tribunal were dismissed on 10.3.2003. Aggrieved by this, SPIC Petro and the Company filed Writ Petitions before the Hon'ble Bombay High Court for staying the orders of the Tribunal and of the Appellate Tribunal.

The Bombay High Court, on 17.4.2003, adjourned the Petitions with a direction that SPIC Petro will neither be dispossessed from the property, nor will the property be sold as directed by the Tribunal. The High Court further directed IDBI to make available TCE's report to the Court, to SPIC Petro and to the Company. SPIC Petro was also required to submit a report as to the possibilities of revival and how the necessary finance will be raised and its liabilities cleared.

Pursuant to the directions of the Court, SPIC Petro submitted the revival report on 30.6.2003 to which the ICICI Bank filed its observations. The matter is pending before the Hon'ble Bombay High Court.

As part of the revival strategy, SPIC Petro approached MoPNG to help identify a strategic partner. The Ministry advised Oil and Natural Gas Corporation (ONGC) to examine the project. ONGC formally expressed its interest on 26.10.2005 and nominated a nodal agency on 9.11.2005 for coordinating the transaction and facilitating the process. Subsequently, between 19.12.2005 to 6.1.2006, ONGC conducted a detailed due diligence exercise (with the technical part conducted by M/s Toyo India Limited, the financial part by M/s Ernst & Young India Ltd. and the legal portion by M/s Amarchand & Mangaldas & Suresh A Shroff Ltd.). ONGC also had a meeting with the engineering consultant / technology supplier for the Polyester project to clarify the support that would be extended by the consultant on revival of the project by ONGC. SPIC Petro also obtained support letters from the PTA technology supplier and the engineering consultant. Recently, the validity of the PTA license was extended by one more year till March 2009. Though, ONGC could not pursue the above proposal further due to administrative reasons, SPIC Petro, continues its efforts to identify interested investors for the project. SPIC Petro has also requested the State Government to provide structural assistance to the project. The Government of Tamil Nadu has offered to extend structured assistance for the project.

Moreover, SPIC Petro is actively pursuing the option of re-financing the project and commencing the operations of polyester segment of the project at the earliest. Asset Reconstruction Company (India) Limited [ARCIL] has acquired the loan facilities/rights of ICICI Bank, Bank of Baroda and Dena Bank. IDBI had also assigned its loan facilities/rights to its own Stressed Assets Stabilization Fund [SASF]. ARCIL / SASF together have acquired a substantial quantum of the debt extended to SPIC Petro.

As part of the revival process and to identify a joint venture partner interested in participation, ARCIL has recently engaged Tata Consulting Engineers [TCE] to carry out a valuation of the company's assets and to establish the sustainable debt level of the project. TCE has completed their study and submitted its report to ARCIL. The report is positive about the value of the assets and the possibility of revival with an appropriate restructuring.

ARCIL has appointed Yes Bank to prepare an Information Memorandum (IM) setting out the complete status and viability of the project and to circulate the IM to the probable investors in the project. Yes Bank has sent letters seeking Expression of Interest from potential new investors within and outside India. Potential investors have already visited the site.

SPIC Petro is coordinating with ARCIL on the restructuring process and the progress on this effort is satisfactory on the following aspects:

(i) The lenders are interested in reviving the project rather than disposing the assets.

(ii) The lenders are time bound in identifying the JV partner and also prepared to implement a suitable restructuring scheme which will ensure the viability of the project.

In view of the above positive developments, the company is hopeful that the project will be implemented shortly.

8. In respect of SPIC Petrochemicals Limited (SPIC Petro), a subsidiary company, confirmation of balances have not been received from certain financial institutions / banks, creditors, contractors and in respect of other assets and liabilities. Pending receipt of confirmations, SPIC Petro has provided interest on loans availed at the contracted / agreed rates. Adjustments, if any, which may arise upon confirmation, is unascertainable at this stage and not accounted for.

9. (a) SPIC Fertilisers and Chemicals FZE, Dubai, a subsidiary company, is in the process of developing a facility to manufacture ammonia / urea fertilisers in the Jebel Ali Free Zone. A plot of 2,40,000 Sq mts has been leased from the Free Zone Authority for fifteen years with renewable option for a similar period.

The plant, after necessary modifications and refurbishment, will have the following production capacities using natural gas as the feed stock:

Ammonia : 685 Metric Tonnes per day
Urea : 1200 Metric Tonnes per day

While ammonia (intermediary product) would be consumed in the manufacturing process, the end product, Urea will be marketed in the Indian sub-continent at competitive prices through a buy back arrangement with the Company. The estimated project cost is around USD 190 million.

The project is still in implementation stage and it is now estimated that the plant would be commissioned by the second quarter of 2009.

The consolidated financial statements include net fixed assets (including capital work-in-progress) amounting to Rs.53856.34 lac (Previous Period Rs.56030.52 lac) relating to SPIC Fertilisers and Chemicals FZE, Dubai, a subsidiary of SFCL, Mauritius and Goodwill arising on consolidation amounting to Rs.6646.22 lac.

10. During the period, the Government of India, Ministry of Chemicals and Fertilisers, has issued "Fertiliser Companies' Government of India Special Bonds", amounting to Rs.4350.40 lac towards subsidy receivable. These bonds have been treated as Current Investments (included in Schedule 9). The bonds are tradeable in the market and therefore a Mark to Market provision of Rs.153.23 lac has been considered in the accounts.

11. The Company has given an undertaking to the financial institutions for non-disposal of its shareholdings in Tuticorin Alkali Chemicals and Fertilizers Limited without their prior approval.

12. Loans and advances include advances given to a company amounting to Rs.Nil (Previous Period - Rs.1458.72 lac) to be adjusted against equity shares to be issued by that company.

13. Sundry debtors and loans & advances include certain overdue and unconfirmed balances. However, in the opinion of the Management these current assets would in the ordinary course of business realize the value as stated in the accounts.

14. Expenditure incurred under Company's voluntary retirement scheme for employees is amortized over a period of five years from the accounting year in which the liability was incurred.

15. (a) Research and Development expenses incurred on revenue account is Rs.217.29 lac (Previous Period Rs.245.26 lac) [including share of Joint Venture Rs.1.25 lac (Previous Period Rs.1.79 lac)]

(b) Exchange variation (net) credited under appropriate heads to the Profit and Loss Account is Rs.2835.93 lac (Previous Period debited Rs.797.82 lac) [including share of Joint Venture Rs. Nil (Previous Period debited Rs.17.84 lac)]

16. (a) The Company has reviewed its deferred tax assets and liabilities as at 31 March 2008. The Company has carry forward losses and unabsorbed depreciation, which give rise to deferred tax asset of Rs. 50792.73 lac (Previous Period Rs.48960.69 lac). However in the absence of virtual certainty supported by convincing evidence that sufficient future taxable income will be available against which such deferred tax assets can be realized, the said deferred tax asset that can be recognized will be restricted to the deferred tax liability of Rs.17319.16 lac (Previous Period Rs. 29334.08 lac) as given below. Accordingly there will not be any deferred tax asset or liability as at 31.03.2008 to be accounted for.

(Rupees in lac)

Particulars	**As at 31 March 2008**	As at 30 September 2006
Depreciation	**6970.96**	13943.48
Subsidy	**10348.20**	15390.60
Deferred tax liability	**17319.16**	29334.08
Provision for doubtful debts	**5446.74**	1082.90
Carry forward business losses and unabsorbed depreciation restricted to	**11872.42**	28251.18
Deferred tax asset	**17319.16**	29334.08
Net deferred tax asset	**-**	-

(b) The subsidiaries and share in joint ventures. The deferred tax position as at 31 March 2008 has arisen on account of the following:

(Rupees in lac)

Particulars	**As at 31 March 2008**	As at 30 September 2006
Depreciation	**535.06**	-
Deferred Tax liability	**535.06**	-
Disallowances u/s43B	**-**	(10.86)
Deferred Tax Assets	**-**	(10.86)
Net Deferred Tax Liability (in respect of Subsidiaries)	**535.06**	(10.86)
Proportionate share in Joint Ventures	**1252.68**	1563.83
Grand Total	**1787.74**	1552.97

17. As at 31 March 2008, Tamilnadu Petroproducts Lmited (TPL), a Joint Venture, has investments of Rs.2764.50 lac in SPIC Electric Power Corporation Private Limited (SEPC) made during the period 1995 to 2003 and advances against equity of Rs.33.91 lac made during the financial years 2006 to 2008. SEPC signed a Memorandum of Understanding (MOU) with Tamilnadu Electricity Board (TNEB) in February 1995 for setting up a 525 MW coal based power project at Tuticorin, Tamilnadu. SEPC has obtained all regulatory clearances for establishment, operation and maintenance of the project and also got the appraisal done by IDBI. As per the Power Purchase Agreement (PPA), TNEB had committed to provide Escrow. However, as there was a delay in allocation of Escrow by TNEB, SEPC filed a Writ Petition in the Madras High Court seeking a direction for allocation of Escrow. The Company is awaiting the outcome of the case.

Due to non payment of land lease rentals, the Tuticorin Port Trust (TPT) sought to repossess the land allotted to SEPC for the power project. SEPC approached the High Court for appointment of an arbitrator and simultaneously filed a Writ Petition seeking an interim injunction restraining TPT from transferring the land by way of lease or otherwise to any other party. The High Court granted the injunction on 28 August 2007.

The Company and SEPC have executed a MOU with an Investor Company on 14 June, 2007 for implementation of the power project. The Investor Company has agreed to bring in 74% of the equity for the project. The terms of the Shareholders agreement between the Investor Company and the Company is under negotiation and is expected to be executed soon. The Investor Company has been meeting the day to day expenses of SEPC since August 2007 and has expended an amount of Rs.26.45 lac up to 31.03.2008. The Investor Company has also agreed to pay the overdue land lease rentals.

In view of these developments, no provision in the value of investment and advance against equity is considered necessary at this stage.

18. During the year 2004, due to change in global market conditions for Normal Paraffin, TPL decided not to proceed with the expansion of Normal Paraffin capacity. The equipments and drawings pertaining to this project amounting to Rs.2138.81 lac (Previous Period Rs.1793.07), included in capital work-in-progress, is expected to be transferred at not less than cost to the proposed overseas project at Singapore during 2009-10.

19. Information in accordance with the requirements of the revised Accounting Standard - 7 on Construction Contracts notified under Companies (Accounting Standard) Rules, 2006, is as below:

(Rupees in lac)

Particulars	**Eighteen Months ended 31 March 2008**	Eighteen Months ended 30 September 2006
Contract revenue recognised as revenue in the period	31321.01	20321.21
Aggregate amount of contract costs incurred and recognized profits (less recognised losses) for all the contracts in progress	24905.21	17846.33
Advances received	3297.51	192.03
The amount of retention due from customers for contracts in progress	4459.03	2288.17
Gross amount due from customers for contracts in progress	1336.95	-

20. **Related party disclosures under Accounting Standard - 18**

(i) The list of related parties as identified by the Management are as under:

	2006-08	**2005-06**
Associates	1. Tuticorin Alkali Chemicals and Fertilisers Limited 2. Manali Petrochemical Limited 3. Gold Nest Trading Company Limited 4. EDAC Engineering Limited. (with effect from 23.10.2007)	1. Tuticorin Alkali Chemicals and Fertilisers Limited 2. Manali Petrochemical Limited 3. Gold Nest Trading Company Limited
Joint Ventures	1. Tamilnadu Petroproducts Limited 2. Technip India Limited 3. *National Aromatics and Petrochemicals* Corporation Limited. 4. SPIC JEL Engieering Construction Limited (ceased to be a Joint Venture with effect from 23.10.2007)	1. Tamilnadu Petroproducts Limited 2. Technip India Limited 3. SPIC JEL Engineering Construction Limited 4. Gulf SPIC General Trading & Contracting Company WLL, Kuwait (Liquidated during the period)
Key Management Personnel of the Company	1. Dr A C Muthiah 2. Thiru Ashwin C Muthiah 3. Thiru Babu K Verghese (upto 30.09.2007) 4. Thiru M G Thirunavukkarasu (upto 31.03.2007)	1. Dr A C Muthiah 2. Thiru Ashwin C Muthiah 3. Thiru Babu K Verghese 4. *Thiru M G Thirunavukkarasu*

(i) The list of related parties as identified by the Management are as under (contd.):

	2006-08	2005-06
Relatives of Key Management Personnel of the Company (with whom there were transactions during the period)	1. Thirumati Devaki Muthiah	1. Thirumati Devaki Muthiah
Enterprises owned by / over which Key Management Personnel is able to exercise significant influence	1. Sri Karpaka Vinayagar Agencies 2. Prestige Agencies 3. Crescent Agencies 4. South India Investment Associates 5. Matsu Enterprises (P) Limited 6. K'Chira International (P) Limited	1. Sri Karpaka Vinayagar Agencies 2. Prestige Agencies 3. Crescent Agencies 4. South India Investment Associates 5. Matsu Enterprises (P) Limited 6. K'Chira International (P) Limited
Related party of a subsidiary	1. Jordan Phosphate Mines Company	1. Jordan Phosphate Mines Company

(ii) The following transactions were carried out with the related parties :

(Rs. in lac)

S.No	PARTICULARS	RELATIONSHIP	As at 31 March 2008	As at 30 September 2006
A	**Balance outstanding as at 31.03.2008**			
	(a) Receivables including Advances			
	Tuticorin Alkali Chemicals and Fertilisers Limited	Associate	627.05	466.64
	EDAC Engineering Limited	Associate	161.10	-
	SPIC JEL Engineering Construction Limited	Joint Venture	-	6.98
	Tamilnadu Petroproducts Limited	Joint Venture	40.58	229.43
	Technip India Limited	Joint Venture	223.17	349.43
	National Aromatics and Petrochemicals Corporation Limited	Joint Venture	1463.36	-
	Thiru Babu K Verghese	Key Management Personnel	-	3.00
	Thiru M G Thirunavukkarasu	Key Management Personnel	-	0.84
	Mrs Devaki Muthiah	Relatives of KMP	3.75	3.75
	(b) Payables			
	Manali Petrochemical Limited	Associate	47.77	5.86
	Tamilnadu Petroproducts Limited	Joint Venture	9.42	11.92
	Technip India Limited	Joint Venture	76.02	38.01
	Jordan Phosphate Mines Company Limited	Related party of Subsidiary	-	2114.74
	Dr A C Muthiah	Key Management Personnel	15.00	-
	(c) Collaterals and Guarantees			
	SPIC JEL Engineering Construction Limited	Joint Venture	-	150.00
B	**Transactions during the period**			
1	**Advances given**			
	National Aromatics and Petrochemicals Corporation Limited	Joint Venture	0.45	-
2	**Sale of goods**			
	Tuticorin Alkali Chemicals and Fertilisers Limited	Associate	74.22	222.34

Related parties transactions (contd.)

(Rs. in lac)

S.No	PARTICULARS	RELATIONSHIP	As at 31 March 2008	As at 30 September 2006
3	**Income from services rendered**			
	Tuticorin Alkali Chemicals and Fertilisers Limited	Associate	316.10	654.10
	Manali Petrochemical Limited	Associate	0.59	1.13
	EDAC Engineering Limited	Associate	21.32	-
	SPIC JEL Engineering Construction Limited	Joint Venture	0.18	1.54
	Tamilnadu Petroproducts Limited	Joint Venture	64.53	64.19
	Technip India Limited	Joint Venture	15.90	5.52
4	**Reimbursement of Expenses (Receipts)**			
	Tuticorin Alkali Chemicals and Fertilisers Limited	Associate	11.26	15.42
	Manali Petrochemical Limited	Associate	18.07	4.15
	EDAC Engineering Limited	Associate	13.18	-
	SPIC JEL Engineering Construction Limited	Joint Venture	-	0.06
	Tamilnadu Petroproducts Limited	Joint Venture	37.04	37.66
	National Aromatics and Petrochemicals Corporation Limited	Joint Venture	4.41	-
5	**Provision for doubtful advances**			
	National Aromatics and Petrochemicals Corporation Limited	Joint Venture	1461.73	-
6	**Advance written off**			
	Tuticorin Alkali Chemicals and Fertilisers Limited	Associate	-	6844.32
	Tamilnadu Petroproducts Limited	Joint Venture	-	78.26
7	**Income from Rentals**			
	Manali Petrochemical Limited	Associate	-	3.28
	EDAC Engineering Limited	Associate	16.68	-
	Tamilnadu Petroproducts Limited	Joint Venture	2.57	2.20
	Technip India Limited	Joint Venture	295.96	276.95
8	**Managerial Remuneration**			
	Dr A C Muthiah	Key Management Personnel	78.87	75.79
	Thiru Babu K Verghese	Key Management Personnel	38.51	56.31
	Thiru M G Thirunavukkarasu	Key Management Personnel	12.93	38.57
9	**Rent Paid**			
	Thiru Babu K Verghese	Key Management Personnel	4.80	7.20
	Thiru M G Thirunavukkarasu	Key Management Personnel	1.68	5.04
	Thirumathi Devaki Muthiah	Relatives of KMP	9.00	9.00
10	**Sitting Fees**			
	Thiru Ashwin C Muthiah	Key Management Personnel	0.80	1.10
11	**Purchase of materials**			
	Tuticorin Alkali Chemicals and Fertilisers Limited	Associate	0.56	17.07
	Manali Petrochemical Limited	Associate	122.46	95.83
	Tamilnadu Petroproducts Limited	Joint Venture	40.55	55.18
	Jordan Phosphate Mines Company Limited	Related party of Subsidiary	-	7477.20
12	**Provision for diminution in value of investments**			
	Tuticorin Alkali Chemicals and Fertilisers Limited	Associate	3214.22	-
	Gold Nest Trading Company Limited	Associate	250.25	-
	National Aromatics and Petrochemicals Corporation Limited	Joint Venture	2.50	-

21. Segment Reporting

Primary segment information (Business segments)

(Rupees in lac)

Particulars	Agro inputs	Bulk drugs and Formulations	SMO	Petrochemicals	Others	Consolidated
Segment revenue						
Sales to external customers	146269.67	14778.72	30614.82	-	60300.48	251963.69
	(350863.70)	(11774.32)	(18445.16)	(-)	(34604.54)	(415687.72)
Other Income	540.29	262.27	116.81	-	1257.10	2176.47
	(1334.83)	(194.18)	(89.89)	(-)	(598.31)	(2217.22)
Unallocated Income						5244.41
						(3864.09)
Inter segment revenue	-	-	-	-	-	-
	(-)	(-)	(-)	(-)	(-)	(-)
Total Revenue	146809.96	15040.99	30731.63	-	61557.59	259384.57
	(352198.53)	(11968.50)	(18535.05)	(-)	(35202.85)	(421769.03)
Elimination of inter segment sales	-	-	-	-	-	-
	(-)	(-)	(-)	(-)	(-)	(-)
Total Net Revenue	146809.96	15040.99	30731.63	-	61557.59	259384.57
	(352198.53)	(11968.50)	(18535.05)	(-)	(35202.85)	(421769.03)
Segment Results	(6159.80)	(191.55)	734.30	-	4360.10	(1256.95)
	(10216.84)	(-2911.94)	(1021.31)	(-)	(2540.64)	(10866.85)
Unallocated expenses net of Unallocated income						11766.76
						(9453.45)
Profit / (Loss) before interest and taxation						(13023.71)
						(1413.40)
Interest expenses (net) not allocable to segments						39650.22
						(31250.06)
Profit / (Loss) before taxation						(52673.93)
						(-29836.66)
Income taxes						1708.43
						(740.30)
Profit / (Loss) after taxation before share of results of associates						(54382.36)
						(-30576.96)
Share of Profit / (Loss) of associates						769.79
						(1267.08)
Profit / (Loss) after taxation before minority interests						(53612.57)
						(-29309.88)
Less: Profit / (Loss) applicable to minority interests						536.02
						(4073.15)
Net Profit / (Loss) for the Period						(54148.59)
						(-33383.03)
Other information						
Segment Assets	197114.79	16158.31	12987.47	409688.91	41330.58	677280.05
	(262922.13)	(16599.80)	(9717.34)	(303143.43)	(34762.09)	(627144.78)
Unallocated Corporate Assets						58849.45
						(50339.91)
Total Assets						736129.50
						(677484.70)
Segment Liabilities	101242.70	1001.37	7996.23	353122.47	17293.77	480656.55
	(132765.10)	(1403.59)	(4228.46)	(247232.78)	(14854.93)	(400484.86)
Unallocated Corporate Liabilities						268295.22
						(222603.88)
Total Liabilities						748951.77
						(623088.74)
Capital expenditure	173.90	438.06	200.49	58198.08	5807.41	-
	(8572.92)	(494.11)	(256.31)	(39522.13)	(2078.50)	(-)
Depreciation	14461.22	2100.21	137.78	-	2746.52	-
	(11312.23)	(1956.68)	(77.48)	(-)	(1545.79)	(-)
Non-cash expenditure other than depreciation	931.69	22.70	771.91	-	62.26	-
	(1890.32)	(-)	(453.32)	(-)	(29.86)	(-)

Secondary Segment Information (Geographical Segments)

(Rupees in lac)

	Segment Revenue	Carrying amount of segment assets	Capital expenditure
Within India	**188985.84**	**580289.19**	**66052.84**
	(350003.40)	(511217.32)	(42799.79)
Outside India	**65154.32**	**96990.86**	**(1234.90)**
	(67901.54)	(115927.46)	(8124.18)
Total	**254140.16**	**677280.05**	**64817.94**
	(417904.94)	(627144.78)	(50923.97)

NOTES:

(a) Business segments

The business segment has been considered as the primary segment for disclosure.

The products included in each of the business segments are as follows:

(i) Agro Inputs - includes Fertilizers.

(ii) Bulk drugs and Formulations - includes Penicillin-G and Formulations.

(iii) SMO- includes Maintenance Contracts.

(iv) Petrochemicals - includes Polyester Filament Yarn and Purified Terepthalic Acid.

(v) Others - includes Tissue Culture and Floriculture, Synthetic Resins, Investments, Information Technology Services, Chemicals and Engineering Services.

Revenues and expenses, which relates to the enterprise as a whole and are not allocable to segments on a reasonable basis, have been included under "Unallocated expenditure net of unallocated income".

(b) Geographical segments

The geographical segments considered for disclosure are as follows:

- **Sales within India** includes sales to customers located within India
- **Sales outside India** includes sales to customers located outside India.

22. **Earnings per share:**

	Eighteen Months ended 31 March 2008	Eighteen Months ended 30 September 2006
Face value per share (in Rupees)	**10**	10
Profit/(Loss) for the period after preference dividend (Rupees in lac)	**(54413.78)**	(33641.96)
Basic & Diluted		
Weighted Average Number of shares outstanding	**107948196**	107694000
Earnings/(Loss) per share (in Rupees)	**(50.41)**	(31.24)

23. Figures pertaining to the subsidiary companies and joint ventures have been reclassified, wherever necessary, to bring them in line with the Company's financial statements.

24. (a) Previous period's figures have been regrouped / recast, wherever necessary, to conform to the classification of the current period.

(b) Previous period's figures are given in brackets.

Information disclosed in accordance with the Government of India, Ministry of Corporate Affairs, Order No.47/114/2008-CL-III dated 4th August 2008

Particulars	SPIC Petrochemicals Limited	Indo Jordan Chemicals Company Limited, Jordan		SPIC Fertilizers and Chemicals Limited (SFCL), Mauritius		SPIC Fertilizers and Chemicals FZE, Dubai (Subsidiary of SFCL, Mauritius)		Ind-Ital Chemicals Limited	Orchard Micro-systems Limited	SPEL Semi-conductor Limited	SPEL America Inc., USA (Subsidiary of SPEL Semiconductor Ltd)	
Financial year of the Subsidiary Company ended on	31 March 2008	31 December 2007		31 March 2008		31 March 2008		31 March 2008	31 March 2008	31 March 2008	31 March 2008	
	Rupees in lac	Amount in JD	Rupees in lac *	Amount in USD	Rupees in lac *	Amount in AED	Rupees in lac *	Rupees in lac	Rupees in lac	Rupees in lac	Amount in USD	Rupees in lac *
Capital	25380.00	44401000.00	24713.60	39073390.00	15617.63	1000000.00	109.00	126.87	326.21	4613.25	100.00	0.04
Reserves	-	28631376.00	15936.22	-	-	-	-	125.86	-	3409.47	-	-
Total Assets	409692.22	82931692.00	46159.78	39074040.00	15617.89	494810937.00	53934.39	278.53	326.35	15880.68	9715.00	3.88
Total Liabilities	409692.22	82931692.00	46159.78	39074040.00	15617.89	494810937.00	53934.39	278.53	326.35	15880.68	9715.00	3.88
Investments	-	-	-	-	-	-	-	-	-	-	-	-
Turnover	-	78116138.00	43479.44	-	-	-	-	136.00	0.01	13165.22	960000.00	383.71
Profit / (Loss) before tax	-	698560.00	388.82	(21307.00)	(8.52)	-	-	(144.33)	(5.59)	1728.78	4300.46	1.72
Provision for taxation	-	-		-	-	-	-	0.32	-	606.51	2708.00	1.08
Profit / (Loss) after tax	-	698560.00	388.82	(21307.00)	(8.52)	-	-	(144.64)	(5.59)	1122.26	1592.46	0.64
Proposed dividend	-	4440100.00	2471.36	-	-	-	-	-	-	-	-	-

* Translated at exchange rate prevailing as on the closing Balance Sheet date of the respective companies.
1 USD (US Dollar) = Rs.39.97; 1 JD (Jordanian Dinar) = Rs.55.66; 1 AED (Arab Emirate Dirhams) = Rs.10.90

Notes

Notes

BOOK POST
under certificate of posting

SPIC ANNUAL REPORT 2008



SPIC
Nourishing growth

END

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